Filed Pursuant to Rule 424(b)(7) under the
Securities Act of 1933 in connection
with Registration No. 333-180695

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 26, 2012)

7,000,000 Shares

MagnaChip Semiconductor Corporation

Common Stock

The selling stockholders named in this prospectus supplement, which collectively hold a majority of our outstanding shares of common stock, $0.01 par value per share, and are affiliated with directors of our company, are offering 7,000,000 shares of our common stock, at a price of $11.40 per share. We are not selling any shares of our common stock in this offering. We will not receive any proceeds from the sale of our common stock by the selling stockholders. See “Selling Stockholders.”

Our common stock is traded on New York Stock Exchange, or NYSE, under the symbol “MX.” On May 1, 2012, the last reported sale price of our common stock on the NYSE was $11.64 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-22 of this prospectus supplement and on page 2 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$11.40	$79,800,000.00
Underwriting discounts and commissions	$0.5415	$3,790,500.00
Proceeds, before expenses, to the selling stockholders	$10.8585	$76,009,500.00

The underwriters have an option to purchase up to an additional 1,050,000 shares from the selling stockholders, at the public offering price, less the underwriting discount and commissions, within 30 days from the date of this prospectus supplement. We will not receive any of the proceeds from the sale of any additional shares by the selling stockholders.

The underwriters expect to deliver the shares of our common stock to purchasers on or about May 7, 2012.

Barclays	Deutsche Bank Securities	UBS Investment Bank

Citigroup	ThinkEquity LLC

Prospectus supplement dated May 1, 2012.

Prospectus Supplement

Prospectus

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus, and any free writing prospectus that we have authorized for use in connection with this offering. We and the selling stockholders have not, and the underwriters have not, authorized any other person to provide you with different or additional information. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholders are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, and any free writing prospectus that we have authorized for use in connection with this offering, is accurate only as of their respective dates, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, operating results and prospects may have changed since those dates. The distribution of this prospectus supplement, the accompanying prospectus and any free writing prospectus that we have authorized for use in connection with this offering and the offering of our common stock in certain jurisdictions may be restricted by law. If you possess this prospectus supplement, the accompanying prospectus or any free writing prospectus that we have authorized for use in connection with this offering, you should find out about and observe these restrictions.

“MagnaChip” is a registered trademark of us and our subsidiaries and “MagnaChip Everywhere” is our registered service mark. An application for United States trademark registration of “MagnaChip Everywhere” is pending. All other product, service and company names mentioned in this prospectus are the service marks or trademarks of their respective owners.

S-ii

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part, this prospectus supplement, and the second part, the accompanying prospectus, are each part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the “SEC,” using a “shelf” registration process. Under this shelf registration process, the selling stockholders may sell shares of our common stock in one or more offerings. In this prospectus supplement, we provide you with specific information about the terms of this offering and updates with respect to information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The accompanying prospectus, including the documents incorporated by reference, provides more general information, some of which may not apply to this offering. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or in any document incorporated by reference that was filed with the SEC before the date of this prospectus supplement, on the other hand, you should rely on the information in this prospectus supplement. If any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in the accompanying prospectus—the statement in the document having the later date modifies or supersedes the earlier statement.

As permitted by the rules and regulations of the SEC, the registration statement, of which this prospectus supplement and the accompanying prospectus form a part, includes additional information not contained in this prospectus supplement or the accompanying prospectus. You should read this prospectus supplement, the registration statement and the accompanying prospectus together with the documents incorporated by reference into this prospectus supplement before buying any shares of our common stock in this offering.

Unless the context otherwise indicates, the terms “we,” “us,” “our” and “MagnaChip” refer to MagnaChip Semiconductor Corporation and its consolidated subsidiaries. The term “Korea” refers to the Republic of Korea or South Korea.

S-iii

SUMMARY

This summary highlights information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. This summary is qualified in its entirety by the more detailed information appearing elsewhere in or incorporated by reference in this prospectus supplement and the accompanying prospectus. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the information incorporated by reference in this prospectus supplement, especially the risks of investing in our common stock discussed under “Risk Factors” beginning on page S-22.

The Company

Overview

We are a Korea-based designer and manufacturer of analog and mixed-signal semiconductor products for high volume consumer applications. We believe we have one of the broadest and deepest analog and mixed-signal semiconductor technology platforms in the industry, supported by our 30-year operating history, large portfolio of approximately 2,975 registered novel patents and 425 pending novel patent applications, and extensive engineering and manufacturing process expertise. Our business is comprised of three key segments: Display Solutions, Power Solutions and Semiconductor Manufacturing Services. Our Display Solutions products include display drivers that cover a wide range of flat panel displays and mobile multimedia devices. Our Power Solutions products include discrete and integrated circuit solutions for power management in high-volume consumer applications. Our Semiconductor Manufacturing Services segment provides specialty analog and mixed-signal foundry services for fabless semiconductor companies that serve the consumer, computing and wireless end markets.

Our wide variety of analog and mixed-signal semiconductor products and manufacturing services combined with our deep technology platform allow us to address multiple high-growth end markets and to rapidly develop and introduce new products and services in response to market demands. Our substantial manufacturing operations and design center in Korea place us at the core of the global consumer electronics supply chain. We believe this enables us to quickly and efficiently respond to our customers’ needs and allows us to better service and capture additional demand from existing and new customers.

We have a long history of supplying and collaborating on product and technology development with leading innovators in the consumer electronics market. As a result, we have been able to strengthen our technology platform and develop products and services that are in high demand by our customers and end consumers. We sold over 2,200 and 2,400 distinct products in the years ended December 31, 2011 and December 31, 2010, respectively, with a substantial portion of our revenues derived from a concentrated number of customers. Our largest Semiconductor Manufacturing Services customers include some of the fastest growing and leading semiconductor companies that design analog and mixed-signal products for the consumer, computing and wireless end markets.

Our business is largely driven by innovation in the consumer electronics markets and the growing adoption by consumers worldwide of electronic devices for use in their daily lives. The consumer electronics market is large and growing rapidly, largely due to consumers increasingly accessing a wide variety of available rich media content, such as high definition audio and video, mobile television and games on advanced consumer electronic devices. According to Gartner, production of liquid crystal display, or LCD televisions, smartphones, notebooks, and tablet PCs is expected to grow from 2011 to 2014 by a compound annual growth rate of 3%, 27%, 20%, and 53%, respectively. Electronics manufacturers are continuously implementing advanced technologies in new generations of electronic devices using analog and mixed-signal semiconductor components, such as display drivers that enable display of high resolution images, encoding and decoding devices that allow playback of high definition audio and video, and power management semiconductors that increase power efficiency, thereby reducing heat dissipation and extending battery life. According to Gartner, in 2011, the worldwide semiconductor market was $304 billion.

For the year ended December 31, 2011, we generated net sales of $772.8 million, income from continuing operations of $21.8 million, Adjusted EBITDA of $142.5 million and Adjusted Net Income of $66.4 million. See “Prospectus Supplement Summary—Summary Historical Consolidated Financial Data,” beginning on page S-8 for an explanation of our use of Adjusted EBITDA and Adjusted Net Income.

Our Products and Services

Our Display Solutions products include source and gate drivers and timing controllers that cover a wide range of flat panel displays used in LCD, light emitting diode, or LED, and 3D televisions and displays, notebooks and mobile communications and entertainment devices. Our Display Solutions support the industry’s most advanced display technologies, such as active matrix organic light emitting diodes, or AMOLEDs, and low temperature polysilicons, or LTPS, as well as high-volume display technologies such as thin film transistors, or TFTs. Our Display Solutions business represented 43.9%, 39.7% and 50.5% of our net sales for the fiscal years ended December 31, 2011, 2010 and 2009 (on a combined basis), respectively.

We expanded our business and market opportunity by establishing our Power Solutions business in late 2007. We have introduced a number of products for power management applications, including metal oxide semiconductor field effect transistors, or MOSFETs, insulated gate bipolar transistors, or IGBTs, analog switches, LED drivers, DC-DC converters, voice coil motor drivers and linear regulators for a range of devices, including LCD, LED, 3D televisions, smartphones, mobile phones, desktop PCs, notebooks, tablet PCs, other consumer electronics, and industrial applications such as power suppliers, LED lighting and home appliances. Our Power Solutions business represented 12.0%, 7.4% and 2.2% of our net sales for the fiscal years ended December 31, 2011, 2010 and 2009 (on a combined basis), respectively.

We offer semiconductor manufacturing services to fabless analog and mixed-signal semiconductor companies that require differentiated, specialty analog and mixed-signal process technologies. We believe the majority of our top twenty Semiconductor Manufacturing Services customers use us as their primary manufacturing source for the products that we manufacture for them. Our process technologies are optimized for analog and mixed-signal devices and include standard complementary metal-oxide semiconductor, or CMOS, high voltage CMOS, ultra-low leakage high voltage CMOS and bipolar complementary double-diffused metal oxide semiconductor, or BCDMOS, and electronically erasable programmable read only memory, or EEPROM. Our Semiconductor Manufacturing Services customers use us to manufacture a wide range of products, including display drivers, LED drivers, audio encoding and decoding devices, microcontrollers, touch screen controllers, RF switches, park distance control sensors for automotive, electronic tag memories and power management semiconductors. During 2011, the number of design wins we booked for smartphones and tablet PCs increased three times compared to 2010. Our customer base for these applications increased from five to ten customers from Q1 2011 to Q4 2011. Our Semiconductor Manufacturing Services business represented 43.8%, 52.6% and 46.7% of our net sales for the fiscal years ended December 31, 2011, 2010 and 2009 (on a combined basis), respectively.

We manufacture all of our products at our three fabrication facilities located in Korea. We have approximately 278 proprietary process flows we can utilize for our products and offer to our Semiconductor Manufacturing Services customers. Our manufacturing base serves both our display driver and power management businesses and Semiconductor Manufacturing Services customers, allowing us to optimize our asset utilization and leverage our investments across our product and service offerings. Analog and mixed-signal manufacturing facilities and processes are typically distinguished by design and process implementation expertise rather than the use of the most advanced equipment. These processes also tend to migrate more slowly to smaller geometries due to technological barriers and increased costs. For example, some of our products use high-voltage technology that requires larger geometries and that may not migrate to smaller geometries for several years, if at all. As a result, our manufacturing base and strategy does not require substantial investment in leading edge process equipment, allowing us to utilize our facilities and equipment over an extended period of time with moderate required capital investments.

Our Competitive Strengths

Designing and manufacturing analog and mixed-signal semiconductors capable of meeting the evolving functionality requirements for consumer electronics devices is challenging. In order to grow and succeed in the industry, we believe semiconductor suppliers must have a broad, advanced intellectual property portfolio, product design expertise, comprehensive product offerings and specialized manufacturing process technologies and capabilities. Our competitive strengths enable us to offer our customers solutions to solve their key challenges. We believe our strengths include:

•

Advanced Analog and Mixed-Signal Semiconductor Technology and Intellectual Property Platform. We believe we have one of the broadest and deepest analog and mixed-signal semiconductor technology platforms in the industry. Our long operating history, large patent portfolio, extensive engineering and manufacturing process expertise and wide selection of analog and mixed-signal intellectual property libraries allow us to leverage our technology and develop new products across multiple end markets. Our product development efforts are supported by a team of approximately 419 engineers. Our platform allows us to develop and introduce new products quickly as well as to integrate numerous functions into a single product. For example, we were one of the first companies to introduce a commercial AMOLED display driver for mobile phones.

•

Established Relationships and Close Collaboration with Leading Global Electronics Companies. We have a long history of supplying and collaborating on product and technology development with leading innovators in the consumer electronics market. Our close customer relationships have been built based on many years of close collaborative product development which provides us with deep system level knowledge and key insights into our customers’ needs. As a result, we are able to continuously strengthen our technology platform in areas of strategic interest for our customers and focus on those products and services that our customers and end consumers demand the most.

•

Longstanding Presence in Asia and Proximity to Global Consumer Electronics Supply Chain. Our presence in Asia facilitates close contact with our customers, fast response to their needs and enhances our visibility into new product opportunities, markets and technology trends. According to Gartner, semiconductor consumption in Asia, excluding Japan, is projected to grow to 67% of global consumption by 2014. Our design center and substantial manufacturing operations in Korea place us close to many of our largest customers and to the core of the global consumer electronics supply chain. We have active applications, engineering, product design, and customer support resources, as well as senior management and marketing resources, in geographic locations close to our customers. This allows us to strengthen our relationship with customers through better service, faster turnaround time and improved product design collaboration. We believe this also helps our customers to deliver products faster than their competitors and to solve problems more efficiently than would be possible with other suppliers.

•

Broad Portfolio of Product and Service Offerings Targeting Large, High-Growth Markets. We continue to develop a wide variety of analog and mixed-signal semiconductor solutions for multiple high-growth consumer electronics end markets. We believe our expanding product and service offerings allow us to provide additional products to new and existing customers and to cross-sell our products and services to our established customers. For example, we have leveraged our technology expertise and customer relationships to develop and grow a new business offering power management solutions to customers. Our power management solutions enable our customers to increase system stability and reduce heat dissipation and energy use, resulting in cost savings for our customers, as well as environmental benefits. We have been able to sell these new products to our existing customers as well as expand our customer base.

•

Distinctive Analog and Mixed-Signal Process Technology Expertise and Manufacturing Capabilities. We have developed specialty analog and mixed-signal manufacturing processes such as high voltage CMOS, power and embedded memory. These processes enable us to flexibly ramp mass production of display, power and mixed-signal products, and shorten the duration from design to delivery of highly integrated, high-performance analog and mixed-signal semiconductors. As a result of the depth of our process technology, captive manufacturing facilities and customer support capabilities, we believe the majority of our top twenty manufacturing services customers by revenue currently use us as their primary manufacturing source for the products that we manufacture for them.

•

Highly Efficient Manufacturing Capabilities. Our manufacturing strategy is focused on optimizing our asset utilization across our display driver and power management products as well as our semiconductor manufacturing services, which enables us to maintain the price competitiveness of our products and services through our low-cost operating structure and improve our operational efficiency. We believe the location of our primary manufacturing and research and development facilities in Asia and relatively low required ongoing capital expenditures provide us with a number of cost advantages. We offer specialty analog process technologies that do not require substantial investment in leading edge, smaller geometry process equipment. We are able to utilize our manufacturing base over an extended period of time and thereby minimize our capital expenditure requirements.

•

Strong Financial Model with a Low-Cost Structure. Over the past two years we implemented significant structural improvements to our operating and financial model that lowered our capital investment requirements and improved our cash flow and profitability. The long lifecycles of our manufacturing processes, equipment and facilities allow us to keep our new capital requirements relatively low. We believe that our low-cost but highly skilled design and support engineers and manufacturing base position us favorably to compete in the marketplace and provide operating leverage in our operating model.

Our Strategy

Our objective is to grow our business, our cash flow and profitability and to establish our position as a leading provider of analog and mixed-signal semiconductor products and services for high-volume markets. Our business strategy emphasizes the following key elements:

•

Leverage Our Advanced Analog and Mixed-Signal Technology Platform to Innovate and Deliver New Products and Services. We intend to continue to utilize our extensive patent and technology portfolio, analog and mixed-signal design and manufacturing expertise and specific end-market applications and system-level design expertise to deliver products with high levels of performance by utilizing our systems expertise and leveraging our deep knowledge of our customers’ needs. For example, we have recently utilized our extensive patent portfolio, process technologies and analog and mixed-signal technology platform to develop cost-effective IGBTs as well as low power integrated power solutions for AC-DC offline switchers to address more of our customers’ needs. In Display Solutions, we continue to invest in research and development to introduce new technologies to support our customers’ technology roadmaps such as their transition to 240Hz 3D LED televisions. In Semiconductor Manufacturing Services, we are developing cost-effective processes that substantially reduce die size using deep trench isolation.

•

Increase Business with Existing Customers. We have a global customer base consisting of leading consumer electronics OEMs who sell into multiple end markets. We intend to continue to strengthen our relationships with our customers by collaborating on critical design and product development in order to improve our design win rates. We will seek to increase our customer penetration by more closely aligning our product roadmap with those of our key customers and by taking advantage of our broad product portfolio, our deep knowledge of customer needs and existing relationships to sell more existing and new products. For example, two of our largest display driver customers have display modules in production using our power management products. These power management products have been purchased and evaluated via their key subcontractors for LCD backlight units and LCD integrated power supplies.

•

Broaden Our Customer Base. We expect to continue to expand our global design centers, local application engineering support and sales presence, particularly in China, Hong Kong, Taiwan and Macau, or collectively, Greater China, and other high-growth geographies, to penetrate new accounts. In addition, we intend to introduce new products and variations of existing products to address a broader customer base. In order to broaden our market penetration, we are complementing our direct customer relationships and sales with an expanded base of distributors, especially to aid the growth of our power management business. We expect to continue to expand our distribution channels as we broaden our power management penetration beyond existing customers.

•

Aggressively Grow the Power Business. We have utilized our extensive patent portfolio, process technologies, captive manufacturing facilities and analog and mixed-signal technology platform to develop power management solutions that expand our market opportunity and address more of our customers’ needs. We intend to increase the pace of our new power product introductions by continuing to collaborate closely with our industry-leading customers. For example, we began mass production of our first integrated power solution for LCD televisions at one of our major Korean customers in early 2010, and became a major supplier of the product within two years. We also intend to capitalize on the market needs and regulatory requirements for power management products that reduce energy consumption of consumer electronic products by introducing products that are more energy efficient than those of competitors. We believe our integrated designs, unique low-cost process technologies and deep customer relationships will enable us to increase sales of our power solutions to our current Power Solutions customers, and as an extension of our other product offerings, to our other customers.

•

Drive Execution Excellence. We have significantly improved our execution through a number of management initiatives implemented under the direction of our Chief Executive Officer and Chairman, Sang Park. As an example, we have introduced new processes for product development, customer service and personnel development. We expect these ongoing initiatives will continue to improve our new product development and customer service as well as enhance our commitment to a culture of quick action and execution by our workforce. In addition, we have focused on and continually improved our manufacturing efficiency during the past several years.

•

Optimize Asset Utilization, Return on Capital Investments and Cash Flow Generation. We intend to keep our capital expenditures relatively low by maintaining our focus on specialty process technologies that do not require substantial investment in frequent upgrades to the latest manufacturing equipment. We also believe our power management business should increase our utilization and return on capital as the manufacturing of these products primarily relies on our 0.35µm geometry and low-cost equipment. By utilizing our manufacturing facilities for both our Display Solutions and Power Solutions products and our Semiconductor Manufacturing Services customers, we will seek to maximize return on our capital investments and our cash flow generation.

Corporate Information and History

Our principal executive offices are located at: c/o MagnaChip Semiconductor S.A., 74, rue de Merl, B.P. 709 L-2146 Luxembourg R.C.S., Luxembourg B-97483, and our telephone number is (352) 45-62-62. Our website address is www.magnachip.com. You should not consider the information contained on our website to be part of this prospectus supplement or in deciding whether to purchase shares of our common stock.

Our business was named MagnaChip Semiconductor when it was acquired from Hynix Semiconductor, Inc., or Hynix, in October 2004. We refer to this acquisition as the “Original Acquisition.”

On March 10, 2011, we completed our initial public offering, which we refer to as the “MagnaChip Corporation IPO.” Prior to the MagnaChip Corporation IPO, our board of directors and the holders of a majority of our outstanding common units converted MagnaChip Semiconductor LLC from a Delaware limited liability company to MagnaChip Semiconductor Corporation, a Delaware corporation. In order to consummate such a conversion, a certificate of conversion was filed with the Secretary of State of the State of Delaware prior to the effectiveness of the registration statement. In connection with the corporate conversion, the outstanding common units of MagnaChip Semiconductor LLC were automatically converted into shares of common stock of MagnaChip Semiconductor Corporation, outstanding options to purchase common units of MagnaChip Semiconductor LLC were automatically converted into options to purchase shares of common stock of MagnaChip Semiconductor Corporation and outstanding warrants to purchase common units of MagnaChip Semiconductor LLC were automatically converted into warrants to purchase shares of common stock of MagnaChip Semiconductor Corporation, all at a ratio of one share of common stock for eight common units. We refer to such transactions as the “corporate conversion.”

As of March 31, 2012, the selling stockholders in this offering, funds affiliated with Avenue Capital Management II, L.P., collectively referred to herein as Avenue, beneficially owned approximately 20,789,539 shares, or 55.5%, of our outstanding common stock, including shares of common stock issuable upon exercise of outstanding options and warrants that are exercisable within sixty days of March 31, 2012. We are currently considered a “controlled company” for purposes of the NYSE listing requirements. As such, we are exempt from the NYSE corporate governance requirements that our board of directors meet the standards of independence established by those corporate governance requirements and exempt from the requirements that we have separate Compensation and Nominating and Corporate Governance Committees made up entirely of directors who meet such independence standards. We have chosen to utilize the exemption available for controlled companies. After giving effect to the sale of shares by Avenue in this offering, we will no longer be a controlled company or be entitled to the benefits of the exemptions described above after an applicable phase-in period.

The Offering

Common stock offered by the selling stockholders	7,000,000 shares of common stock (or 8,050,000 shares if the underwriters exercise their option to purchase additional shares from the selling stockholders in full).

Selling Stockholders	The selling stockholders in this offering are funds affiliated with Avenue Capital Management II, L.P., which collectively beneficially owned approximately 55.5% of our outstanding common stock as of March 31, 2012, and are affiliated with directors of our company. See “Selling Stockholders.”

Common stock to be outstanding immediately after this offering	36,880,879 shares of common stock

Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders but we will be required to pay certain expenses related to this offering. The proceeds will go to the selling stockholders. See “Use of Proceeds.”

Dividend Policy	We do not intend to pay dividends on our common stock in the foreseeable future. See “Dividend Policy.”

Risk Factors	Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under “Risk Factors” beginning on page S-22 of this prospectus supplement, together with all of the other information set forth in and incorporated by reference into this prospectus supplement and the accompanying prospectus, before deciding to invest in shares of our common stock.

NYSE symbol	MX

Unless otherwise indicated, all common stock information in this prospectus supplement excludes:

•	5,073,276 shares of our common stock issuable upon exercise of outstanding options and warrants as of March 31, 2012; and

•

1,471,854 shares of our common stock reserved for future issuance pursuant to future grants under our 2011 Equity Incentive Compensation Plan and our 2011 Employee Stock Purchase Plan as of March 31, 2012.

Unless otherwise indicated, all information in this prospectus supplement assumes no exercise by the underwriters of their option to purchase additional shares of common stock from certain selling stockholders to cover overallotments, if any.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables set forth summary selected historical consolidated financial data of MagnaChip Semiconductor Corporation on or as of the dates and for the periods indicated. The summary selected historical consolidated financial data presented below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in this prospectus supplement, and our consolidated financial statements, including the notes to those consolidated financial statements, included in our Annual Report on Form 10-K for the year ended December 31, 2011, which we filed with the SEC on March 8, 2012 (the “10-K Report”).

We have derived the selected consolidated financial data as of December 31, 2011 and 2010 and for the year ended December 31, 2011, the year ended December 31, 2010, the two-month period ended December 31, 2009 and the ten-month period ended October 25, 2009 from the historical audited consolidated financial statements of MagnaChip Semiconductor LLC included in the 10-K Report. We have derived the selected consolidated financial data as of December 31, 2009 from the historical audited consolidated financial statements of MagnaChip Semiconductor LLC not included in the 10-K Report. The historical consolidated financial data for the year ended December 31, 2010 and the two-month period ended December 31, 2009 give retroactive effect to the corporate conversion. The historical results of MagnaChip Semiconductor Corporation for any prior period are not necessarily indicative of the results to be expected in any future period.

In connection with our emergence from reorganization proceedings, we implemented fresh-start accounting in accordance with ASC 852 governing reorganizations. We elected to adopt a convenience date of October 25, 2009 (a month end for our financial reporting purposes) for application of fresh-start accounting. In accordance with the ASC 852 governing reorganizations, we recorded largely non-cash reorganization income and expense items directly associated with our reorganization proceedings including professional fees, the revaluation of assets, the effects of our reorganization plan and fresh-start accounting and write-off of debt issuance costs. As a result of the application of fresh-start accounting, our financial statements prior to and including October 25, 2009 represent the operations of our pre-reorganization predecessor company and are presented separately from the financial statements of our post-reorganization successor company. As a result of the application of fresh-start accounting, the financial statements prior to and including October 25, 2009 are not fully comparable with the financial statements for periods after October 25, 2009.

	Successor(1)			Predecessor
	Year Ended December 31, 2011	Year Ended December 31, 2010	Two Month Period Ended December 31, 2009	Ten Month Period Ended October 25, 2009
	(In millions, except per common unit/share data)
Statements of Operations Data:
Net sales	$772.8	$770.4	$111.1	$449.0
Cost of sales	538.5	526.8	90.4	311.1

Gross profit	234.3	243.6	20.7	137.8
Selling, general and administrative expenses	68.4	66.6	14.5	56.3
Research and development expenses	76.8	83.5	14.7	56.1
Restructuring and impairment charges	4.1	2.0	—	0.4
Special expense for IPO incentive	12.1	—	—	—

Operating income (loss) from continuing operations	72.9	91.4	(8.6)	25.0
Interest expense, net	(25.0)	(22.9)	(1.3)	(31.2)
Foreign currency gain (loss), net	(11.6)	14.7	9.3	43.4
Reorganization items, net	—	—	—	804.6
Loss on early extinguishment of senior notes	(5.5)	—	—	—
Others	(1.0)	(0.7)	—	—

	(43.1)	(8.9)	8.1	816.8

Income (loss) from continuing operations before income taxes	29.8	82.5	(0.5)	841.8
Income tax expenses	8.0	8.4	1.9	7.3

Income (loss) from continuing operations	21.8	74.1	(2.5)	834.5
Income (loss) from discontinued operations, net of taxes	—	—	0.5	6.6

Net income (loss)	$21.8	$74.1	$(2.0)	$841.1

Dividends accrued on preferred unit	—	—	—	6.3

Income (loss) from continuing operations attributable to common unit/share	$21.8	$74.1	$(2.5)	$828.2

Net income (loss) attributable to common unit/share	$21.8	$74.1	$(2.0)	$834.8

Per unit/share data:
Earnings (loss) from continuing operations per common unit/share—
Basic	$0.56	$1.96	$(0.07)	$15.65
Diluted	$0.55	$1.89	$(0.07)	$15.65
Earnings (loss) from discontinued operations per common unit/share—
Basic and diluted	$—	$—	$0.02	$0.12
Earnings (loss) per common unit/share—
Basic	$0.56	$1.96	$(0.05)	$15.77
Diluted	$0.55	$1.89	$(0.05)	$15.77
Weighted average number of common units/shares
Basic	38.776	37.836	37.608	52.923
Diluted	39.775	39.144	37.608	52.923
Balance Sheet Data (at period end):
Cash and cash equivalents	$162.1	$172.2	$64.9
Total assets	602.7	625.7	453.3
Total indebtedness(2)	201.4	246.9	61.8
Long-term obligations(3)	201.4	250.0	61.5
Stockholders’/Unitholders’ equity	166.7	162.9	215.7
Supplemental Data (unaudited):
Adjusted EBITDA(4)	$142.5	$157.9	$22.1	$76.6
Adjusted Net Income (Loss)(5)	66.4	89.2	13.3	9.3

(1)	As of October 25, 2009, the fresh-start adoption date, we adopted fresh-start accounting for our consolidated financial statements. Because of the emergence from reorganization proceedings and adoption of fresh-start accounting, the historical financial information for periods after October 25, 2009 is not fully comparable to periods before October 25, 2009. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments” in this prospectus supplement.
(2)	Total indebtedness is calculated as long and short-term borrowings, including the current portion of long-term borrowings.
(3)	Long-term obligations include long-term borrowings, capital leases and redeemable convertible preferred units.
(4)	We define Adjusted EBITDA as net income (loss) less income from discontinued operations, net of taxes, adjusted to exclude (i) depreciation and amortization associated with continuing operations, (ii) interest expense, net, (iii) income tax expenses, (iv) restructuring and impairment charges, (v) other restructuring charges, (vi) reorganization items, net, (vii) the increase in cost of sales resulting from the fresh-start accounting inventory step-up, (viii) equity-based compensation expense, (ix) foreign currency loss (gain), net, (x) derivative valuation loss, net, (xi) one-time incentive payments in connection with the MagnaChip Corporation IPO and (xii) loss on early extinguishment of senior notes. See the footnotes to the table below for further information regarding these items. We present Adjusted EBITDA as a supplemental measure of our performance because:

•	Adjusted EBITDA eliminates the impact of a number of items that may be either one time or recurring items that we do not consider to be indicative of our core ongoing operating performance;

•	we believe that Adjusted EBITDA is an enterprise level performance measure commonly reported and widely used by analysts and investors in our industry;

•	we anticipate that our investor and analyst presentations after we are public will include Adjusted EBITDA; and

•

we believe that Adjusted EBITDA provides investors with a more consistent measurement of period to period performance of our core operations, as well as a comparison of our operating performance to that of other companies in our industry.

We use Adjusted EBITDA in a number of ways, including:

•	for planning purposes, including the preparation of our annual operating budget;

•	to evaluate the effectiveness of our enterprise level business strategies;

•	in communications with our board of directors concerning our consolidated financial performance; and

•	in certain of our compensation plans as a performance measure for determining incentive compensation payments.

We encourage you to evaluate each adjustment and the reasons we consider them appropriate. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Adjusted EBITDA is not a measure defined in accordance with GAAP and should not be construed as an alternative to income from continuing operations, cash flows from operating activities or net income (loss), as determined in accordance with GAAP. A reconciliation of net income (loss) to Adjusted EBITDA is as follows:

	Successor			Predecessor
	Year Ended December 31, 2011	Year Ended December 31, 2010	Two-Month Period Ended December 31, 2009	Ten-Month Period Ended October 25, 2009
	(In millions)
Net income (loss)	$21.8	$74.1	$(2.0)	$841.1
Less: Income from discontinued operations, net of taxes	—	—	0.5	6.6

Income (loss) from continued operations	21.8	74.1	(2.5)	834.5
Adjustments:
Depreciation and amortization associated with continued operations	51.2	58.4	11.2	37.7
Interest expense, net	25.0	22.9	1.3	31.2
Income tax expenses	8.0	8.4	1.9	7.3
Restructuring and impairment charges(a)	4.1	2.0	—	0.4
Other restructuring charges(b)	—	—	—	13.3
Reorganization items, net(c)	—	—	—	(804.6)
Inventory step-up(d)	—	0.9	17.2	—
Equity-based compensation expense(e)	2.2	5.2	2.2	0.2
Foreign currency loss (gain), net(f)	11.6	(14.7)	(9.3)	(43.4)
Derivative valuation loss, net(g)	1.0	0.7	—	—
Special expense for IPO incentive(h)	12.1	—	—	—
Loss on early extinguishment of senior notes(i)	5.5	—	—	—

Adjusted EBITDA	$142.5	$157.9	$22.1	$76.6

(a)	This adjustment is comprised of all items included in the restructuring and impairment charges line item on our consolidated statements of operations, and eliminates the impact of restructuring and impairment charges related to (i) for 2011, restructuring charges of $1.6 million related to the closure of our research and development center in Japan and sales subsidiary in the U.K. and impairment charges related to $2.0 million from twelve abandoned in-process research and development projects and one dropped existing technology, $0.4 million from one abandoned system project and $0.1 million from impairment of tangible and intangible assets, (ii) for 2010, impairment charges of $2.0 million recorded, of which $1.6 million of impairment charges were recognized for abandoned in-process research and development projects and $0.4 million of impairment charges were recognized as a result of an annual impairment test of in-process research and development, accounted for as indefinite-lived intangible assets as part of the application of fresh-start accounting, and (iii) for 2009, termination benefits and other related costs, for the ten-month period ended October 25, 2009 in connection with the closure of one of our research and development facilities in Japan. We do not believe these restructuring and impairment charges are indicative of our core ongoing operating performance because we do not anticipate similar facility closures and market driven events in our ongoing operations, although we cannot guarantee that similar events will not occur in the future.
(b)

This adjustment relates to certain restructuring charges that are not included in the restructuring and impairment charges line item on our consolidated statements of operations. These items are included in selling, general and administrative expenses in our consolidated statements of operations and are comprised of a charge of $13.3 million for restructuring-related professional fees and related expenses for 2009. We do not believe these other restructuring charges are indicative of our core ongoing operating performance because these charges were related, in significant part, to actions we took in response to the impacts on our business resulting from the global economic recession that persisted through 2008 and 2009. We cannot guarantee that similar charges will not be incurred in the future.
(c)	This adjustment eliminates the impact of largely non-cash reorganization income and expense items directly associated with our reorganization proceedings from our ongoing operations including, among others, professional fees, the revaluation of assets, the effects of the Chapter 11 reorganization plan and fresh-start accounting principles and the write-off of debt issuance costs. Included in reorganization items, net for the ten-month period ended October 25, 2009 was our predecessor’s gain recognized from the effects of our reorganization proceedings. The gain results from the difference between our predecessor’s carrying value of remaining pre-petition liabilities subject to compromise and the amounts to be distributed pursuant to the reorganization proceedings. The gain from the effects of the reorganization proceedings and the application of fresh-start accounting principles is comprised of the discharge of liabilities subject to compromise, net of the issuance of new common units and new warrants and the accrual of amounts to be settled in cash. For details regarding this adjustment, see Note 6 to the consolidated financial statements of MagnaChip Semiconductor Corporation included in the 10-K Report. We do not believe these items are indicative of our core ongoing operating performance because they were incurred as a result of our Chapter 11 reorganization.
(d)	This adjustment eliminates the one-time impact on cost of sales associated with the write-up of our inventory in accordance with the principles of fresh-start accounting upon consummation of the Chapter 11 reorganization.
(e)	This adjustment eliminates the impact of non-cash equity-based compensation expenses. Although we expect to incur non-cash equity-based compensation expenses in the future, we believe that analysts and investors will find it helpful to review our operating performance without the effects of these non-cash expenses, as supplemental information.
(f)	This adjustment eliminates the impact of non-cash foreign currency translation associated with intercompany debt obligations and foreign currency denominated receivables and payables, as well as the cash impact of foreign currency transaction gains or losses on collection of such receivables and payment of such payables. Although we expect to incur foreign currency translation gains or losses in the future, we believe that analysts and investors will find it helpful to review our operating performance without the effects of these primarily non-cash gains or losses, as supplemental information.
(g)	This adjustment eliminates the impact of gain or loss recognized in income on derivatives, which represents hedge ineffectiveness or derivatives value changes excluded from the risk being hedged. We enter into derivative transactions to mitigate foreign exchange risks. As our derivative transactions are limited to a certain portion of our expected cash flows denominated in USD, and we do not enter into derivative transactions for trading or speculative purposes, we do not believe that these charges or gains are indicative of our core operating performance.
(h)	This adjustment eliminates the one-time impact of incentive payments to all employees excluding management in connection with the MagnaChip Corporation IPO.
(i)	This adjustment eliminates the impact of loss on repurchase of $46.3 million of our senior notes for the year ended December 31, 2011.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

•	Adjusted EBITDA does not consider the potentially dilutive impact of issuing equity-based compensation to our management team and employees;

•	Adjusted EBITDA does not reflect the costs of holding certain assets and liabilities in foreign currencies; and

•	other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally.

(5)	We present Adjusted Net Income as a further supplemental measure of our performance. We prepare Adjusted Net Income by adjusting net income (loss) to eliminate the impact of a number of non-cash expenses and other items that may be either one time or recurring that we do not consider to be indicative of our core ongoing operating performance. We believe that Adjusted Net Income is particularly useful because it reflects the impact of our asset base and capital structure on our operating performance.

We present Adjusted Net Income for a number of reasons, including:

•	we use Adjusted Net Income in communications with our board of directors concerning our consolidated financial performance;

•	we believe that Adjusted Net Income is an enterprise level performance measure commonly reported and widely used by analysts and investors in our industry; and

•	we anticipate that our investor and analyst presentations after we are public will include Adjusted Net Income.

•

Adjusted Net Income is not a measure defined in accordance with GAAP and should not be construed as an alternative to income from continuing operations, cash flows from operating activities or net income (loss), as determined in accordance with GAAP. We encourage you to evaluate each adjustment and the reasons we consider them appropriate. Other companies in our industry may calculate Adjusted Net Income differently than we do, limiting its usefulness as a comparative measure. In addition, in evaluating Adjusted Net Income, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. We define Adjusted Net Income as net income (loss) less income from discontinued operations, net of taxes, excluding (i) restructuring and impairment charges, (ii) other restructuring charges, (iii) reorganization items, net, (iv) the increase in cost of sales resulting from the fresh-start accounting inventory step-up, (v) equity-based compensation expense, (vi) amortization of intangibles associated with continuing operations, (vii) foreign currency loss (gain), net, (viii) derivative valuation loss, net, (ix) one-time incentive payments in connection with the MagnaChip Corporation IPO and (x) loss on early extinguishment of senior notes.

The following table summarizes the adjustments to net income (loss) that we make in order to calculate Adjusted Net Income for the periods indicated:

	Successor			Predecessor
	Year Ended December 31, 2011	Year Ended December 31, 2010	Two-Month Period Ended December 31, 2009	Ten-Month Period Ended October 25, 2009
	(In millions)
Net income (loss)	$21.8	$74.1	$(2.0)	$841.1
Less: Income from discontinued operations, net of taxes	—	—	0.5	6.6

Income (loss) from continued operations	21.8	74.1	(2.5)	834.5
Adjustments:
Restructuring and impairment charges(a)	4.1	2.0	—	0.4
Other restructuring charges(b)	—	—	—	13.3
Reorganization items, net(c)	—	—	—	(804.6)
Inventory step-up(d)	—	0.9	17.2	—
Equity-based compensation expense(e)	2.2	5.2	2.2	0.2
Amortization of intangibles associated with continuing operations(f)	8.1	21.0	5.6	8.8
Foreign currency loss (gain), net(g)	11.6	(14.7)	(9.3)	(43.4)
Derivative valuation loss, net(h)	1.0	0.7	—	—
Special expense for IPO incentive(i)	12.1	—	—	—
Loss on early extinguishment of senior notes(j)	5.5	—	—	—

Adjusted Net Income (Loss)	$66.4	$89.2	$13.3	$9.3

(a)	This adjustment is comprised of all items included in the restructuring and impairment charges line item on our consolidated statements of operations, and eliminates the impact of restructuring and impairment charges related to (i) for 2011, restructuring charges of $1.6 million related to the closure of our research and development center in Japan and sales subsidiary in the U.K. and impairment charges related to $2.0 million from twelve abandoned in-process research and development projects and one dropped existing technology, $0.4 million from one abandoned system project and $0.1 million from impairment of tangible and intangible assets, (ii) for 2010, impairment charges of $2.0 million recorded, of which $1.6 million of impairment charges were recognized for abandoned in-process research and development projects and $0.4 million of impairment charges were recognized as a result of an annual impairment test of in-process research and development, accounted for as indefinite-lived intangible assets as part of the application of fresh-start accounting and (iii) for 2009, termination benefits and other related costs, for the ten-month period ended October 25, 2009 in connection with the closure of one of our research and development facilities in Japan. We do not believe these restructuring and impairment charges are indicative of our core ongoing operating performance because we do not anticipate similar facility closures and market driven events in our ongoing operations, although we cannot guarantee that similar events will not occur in the future.
(b)	This adjustment relates to certain restructuring charges that are not included in the restructuring and impairment charges line item on our consolidated statements of operations. These items are included in selling, general and administrative expenses in our consolidated statements of operations and comprised of a charge of $13.3 million for restructuring-related professional fees and related expenses for 2009. We do not believe these other restructuring charges are indicative of our core ongoing operating performance because these charges were related, in significant part, to actions we took in response to the impacts on our business resulting from the global economic recession that persisted through 2008 and 2009. We cannot guarantee that similar charges will not be incurred in the future.

(c)	This adjustment eliminates the impact of largely non-cash reorganization income and expense items directly associated with our reorganization proceedings from our ongoing operations including, among others, professional fees, the revaluation of assets, the effects of the Chapter 11 reorganization plan and fresh-start accounting principles and the write-off of debt issuance costs. Included in reorganization items, net for the ten-month period ended October 25, 2009 was our predecessor’s gain recognized from the effects of our reorganization proceedings. The gain results from the difference between our predecessor’s carrying value of remaining pre-petition liabilities subject to compromise and the amounts to be distributed pursuant to the reorganization proceedings. The gain from the effects of the reorganization proceedings and the application of fresh-start accounting principles is comprised of the discharge of liabilities subject to compromise, net of the issuance of new common units and new warrants and the accrual of amounts to be settled in cash. For details regarding this adjustment, see Note 6 to the consolidated financial statements of MagnaChip Semiconductor Corporation included in the 10-K Report. We do not believe these items are indicative of our core ongoing operating performance because they were incurred as a result of our reorganization proceedings.
(d)	This adjustment eliminates the one-time impact on cost of sales associated with the write-up of our inventory in accordance with the principles of fresh-start accounting upon consummation of the Chapter 11 reorganization.
(e)	This adjustment eliminates the impact of non-cash equity-based compensation expenses. Although we expect to incur non-cash equity-based compensation expenses in the future, we believe that analysts and investors will find it helpful to review our operating performance without the effects of these non-cash expenses, as supplemental information.
(f)	This adjustment eliminates the non-cash impact of amortization expense for intangible assets created as a result of the purchase accounting treatment of the Original Acquisition and other subsequent acquisitions, and from the application of fresh-start accounting in connection with the reorganization proceedings. We do not believe these non-cash amortization expenses for intangibles are indicative of our core ongoing operating performance because the assets would not have been capitalized on our balance sheet but for the application of purchase accounting or fresh-start accounting, as applicable.
(g)	This adjustment eliminates the impact of non-cash foreign currency translation associated with intercompany debt obligations and foreign currency denominated receivables and payables, as well as the cash impact of foreign currency transaction gains or losses on collection of such receivables and payment of such payables. Although we expect to incur foreign currency translation gains or losses in the future, we believe that analysts and investors will find it helpful to review our operating performance without the effects of these primarily non-cash gains or losses, as supplemental information.
(h)	This adjustment eliminates the impact of gain or loss recognized in income on derivatives, which represents hedge ineffectiveness or derivatives value changes excluded from the risk being hedged. We enter into derivative transactions to mitigate foreign exchange risks. As our derivative transactions are limited to a certain portion of our expected cash flows denominated in USD, and we do not enter into derivative transactions for trading or speculative purposes, we do not believe that these charges or gains are indicative of our core operating performance.
(i)	This adjustment eliminates the one-time impact of incentive payments to all employees excluding management in connection with the MagnaChip Corporation IPO.
(j)	This adjustment eliminates the impact of loss on repurchase of $46.3 million of our senior notes for the year ended December 31, 2011.

Adjusted Net Income has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted Net Income does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	Adjusted Net Income does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted Net Income does not consider the potentially dilutive impact of issuing equity-based compensation to our management team and employees;

•	Adjusted Net Income does not reflect the costs of holding certain assets and liabilities in foreign currencies; and

•	other companies in our industry may calculate Adjusted Net Income differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted Net Income should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted Net Income only supplementally.

RECENT RESULTS

On April 25, 2012, we announced our first quarter earnings for fiscal year 2012. We anticipate filing our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012 on or about May 15, 2012.

The interim financial information for the quarter ended March 31, 2012 was prepared on a basis consistent with the Company’s audited consolidated annual financial statements. In the opinion of management, the interim financial information includes all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the results for the period. The results of operations for the interim period is not necessarily indicative of the results to be expected for the full year or any future period.

Results of Operations

Revenue for the first quarter of 2012 was $177.0 million, a 2.1% decrease compared to $180.8 million for the fourth quarter of 2011, and a 5.8% decrease compared to $187.9 million for the first quarter of 2011. The decrease in revenue compared to the corresponding period in 2011 is primarily due to weak market demand for Semiconductor Manufacturing Services products.

Gross profit was $49.9 million or 28.2%, as a percent of revenue, for the first quarter of 2012. This compares to gross profit of $51.5 million or 28.5% for the fourth quarter of 2011 and $56.5 million or 30.1% for the first quarter of 2011. The decrease in gross profit compared to the corresponding period in 2011 is primarily attributable to a decrease in sales volume.

Net income, on a GAAP basis, for the first quarter of 2012 totaled $15.3 million or $0.40 per diluted share. This compares to net income of $23.7 million or $0.61 per diluted share for the fourth quarter of 2011 and a net income of $22.5 million or $0.57 per diluted share for the first quarter of 2011. Net income for the first quarter of 2012 was impacted primarily by a foreign currency gain of $11.1 million during the quarter which was primarily related to non-cash translation gains for intercompany balances that were denominated in U.S. dollars.

Adjusted net income, a non-GAAP measurement, for the first quarter of 2012 totaled $6.5 million or $0.17 per diluted share compared to $10.0 million or $0.26 per diluted share for the fourth quarter of 2011 and $15.7 million or $0.40 per diluted share for the first quarter of 2011.

Combined cash balances (cash and cash equivalents plus restricted cash) totaled $160.6 million at the end of the first quarter of 2012, a decrease of $8.4 million from the end of the prior quarter. Cash provided from operations totaled approximately $39.9 million for the first quarter of 2012. The decrease in combined cash balances is primarily due to $8.6 million of cash outflow used in investing activities related to the acquisition of Dawin Electronics as well as $11.9 million of cash used in financing activities related to the repurchase of our common stock pursuant to our common stock repurchase program announced in October 2011.

The following tables set forth certain selected consolidated statements of operations and balance sheet data for the period ended and as of March 31, 2012 and the comparative periods and dates described therein:

MAGNACHIP SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share data)

(Unaudited)

	Three Months Ended
	March 31, 2012	December 31, 2011	March 31, 2011
Net sales	$177,002	$180,826	$187,921
Cost of sales	127,087	129,287	131,447

Gross profit	49,915	51,539	56,474

Gross profit %	28.2%	28.5%	30.1%

Selling, general and administrative expenses	18,209	17,627	15,401
Research and development expenses	19,831	18,652	18,498
Special expense for IPO incentive	—	—	12,146

Operating income	11,875	15,260	10,429

Other income (expense)
Interest expense, net	(5,580)	(5,644)	(7,111)
Foreign currency gain, net	11,109	16,832	21,359
Other	89	(862)	166

	5,618	10,326	14,414

Income before income taxes	17,493	25,586	24,843

Income tax expense	2,230	1,881	2,375

Net income	$15,263	$23,705	$22,468

Earnings per common share:
Basic	$0.41	$0.61	$0.59
Diluted	$0.40	$0.61	$0.57

Weighted average number of shares—Basic	37,524,127	38,632,975	38,332,750
Weighted average number of shares—Diluted	38,298,336	39,110,759	39,570,522

MAGNACHIP SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share data)

(Unaudited)

	March 31, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	$156,623	$162,111
Restricted cash	3,934	6,830
Accounts receivable, net	127,332	125,922
Inventories, net	68,105	62,836
Other receivables	4,343	256
Prepaid expenses	8,112	6,032
Other current assets	5,578	15,909

Total current assets	374,027	379,896

Property, plant and equipment, net	206,206	182,663
Intangible assets, net	20,348	16,787
Long-term prepaid expenses	4,107	4,790
Other non-current assets	17,972	18,539

Total assets	$622,660	$602,675

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$90,902	$77,848
Other accounts payable	13,772	13,452
Accrued expenses	39,649	31,723
Current portion of capital lease obligations	1,458	2,852
Derivative liabilities	8,308	9,757
Other current liabilities	3,266	2,007

Total current liabilities	157,355	137,639

Long-term borrowings, net	201,452	201,389
Accrued severance benefits, net	94,352	90,755
Other non-current liabilities	5,596	6,222

Total liabilities	458,755	436,005

Commitments and contingencies

Stockholder’ equity
Common stock, $0.01 par value, 150,000,000 shares authorized, 39,457,063 shares issued and 36,880,879 outstanding at March 31, 2012 and 39,439,115 shares issued and 37,907,575 outstanding at December 31, 2011	394	394
Additional paid-in capital	99,495	98,929
Retained earnings	109,213	93,950
Treasury stock, 2,576,184 shares at March 31, 2012	(23,728)	(11,793)
Accumulated other comprehensive loss	(21,469)	(14,810)

Total stockholders’ equity	163,905	166,670

Total liabilities and stockholders’ equity	$622,660	$602,675

Revenue by Segment

In thousands of US dollars	Three Months Ended
	March 31, 2012	December 31, 2011	March 31, 2011
Semiconductor Manufacturing Services	$67,863	$67,973	$92,266
Display Solutions	83,225	90,045	74,464
Power Solutions	25,253	22,039	20,412
Other	661	769	779
Total Revenue	$177,002	$180,826	$187,921

Non-GAAP Metrics

Our management believes that non-GAAP financial measures, when viewed in conjunction with GAAP results, can provide a more meaningful understanding of the factors and trends affecting our business and operations. However, such non-GAAP financial measures have limitations and should not be considered as a substitute for net income or as a better indicator of our operating performance than measures that are presented in accordance with GAAP.

We define Adjusted EBITDA as net income adjusted to exclude (i) depreciation and amortization, (ii) interest expense, net, (iii) income tax expense, (iv) stock-based compensation expense, (v) foreign currency gain, net, (vi) derivative valuation loss (gain), net, and (vii) special expense for IPO incentive.

We present Adjusted Net Income as a further supplemental measure of our performance. We prepare Adjusted Net Income by adjusting net income to eliminate the impact of a number of non-cash expenses and other items that may be either one time or recurring that we do not consider to be indicative of our core ongoing operating performance. We believe that Adjusted Net Income is particularly useful because it reflects the impact of our asset base and capital structure on our operating performance. We define Adjusted Net Income as net income adjusted to exclude (i) stock-based compensation expense, (ii) amortization of intangibles, (iii) foreign currency gain, net, (iv) derivative valuation loss (gain), net, and (v) special expense for IPO incentive.

Set forth below is a reconciliation of GAAP results to Adjusted EBITDA and Adjusted Net Income:

MAGNACHIP SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA AND ADJUSTED NET INCOME

(In thousands of US dollars, except share data)

(Unaudited)

	Three Months Ended
	March 31, 2012	December 31, 2011	March 31, 2011
Net income	$15,263	$23,705	$22,468
Adjustments:
Depreciation and amortization	7,474	8,856	13,903
Interest expense, net	5,580	5,644	7,111
Income tax expense	2,230	1,881	2,375
Stock-based compensation expense	458	287	641
Foreign currency gain, net	(11,109)	(16,832)	(21,359)
Derivative valuation loss (gain), net	(85)	862	(158)
Special expense for IPO incentive	—	—	12,146

Adjusted EBITDA	$19,811	$24,403	$37,127

Adjusted EBITDA per common share:
Basic	$0.53	$0.63	$0.97
Diluted	$0.52	$0.62	$0.94
Weighted average number of shares—Basic	37,524,127	38,632,975	38,332,750
Weighted average number of shares—Diluted	38,298,336	39,110,759	39,570,522

Net income	$15,263	$23,705	$22,468
Adjustments:
Stock-based compensation expense	458	287	641
Amortization of intangibles	1,993	1,985	1,990
Foreign currency gain, net	(11,109)	(16,832)	(21,359)
Derivative valuation loss (gain), net	(85)	862	(158)
Special expense for IPO incentive	—	—	12,146

Adjusted net income	$6,520	$10,007	$15,728

Adjusted net income per common share:
Basic	$0.17	$0.26	$0.41
Diluted	$0.17	$0.26	$0.40
Weighted average number of shares—Basic	37,524,127	38,632,975	38,332,750
Weighted average number of shares—Diluted	38,298,336	39,110,759	39,570,522

RISK FACTORS

You should carefully consider the risk factors set forth below as well as the other information incorporated by reference in this prospectus supplement and the accompanying prospectus. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. As a result, the price of our common stock could decline and you could lose all or part of your investment in our common stock. Additional risks and uncertainties not currently known to us or those currently viewed by us to be immaterial may also materially and adversely affect our business, financial condition or results of operations.

Risks Related to Our Business

We operate in the highly cyclical semiconductor industry, which is subject to significant downturns that may negatively impact our results of operations.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change and price erosion, evolving technical standards, short product life cycles (for semiconductors and for the end-user products in which they are used) and wide fluctuations in product supply and demand. From time to time, these and other factors, together with changes in general economic conditions, cause significant upturns and downturns in the industry in general and in our business in particular. Periods of industry downturns, including the recent economic downturn, have been characterized by diminished demand for end-user products, high inventory levels, underutilization of manufacturing capacity, changes in revenue mix and accelerated erosion of average selling prices. We have experienced these conditions in our business in the past and may experience renewed, and possibly more severe and prolonged, downturns in the future as a result of such cyclical changes. This may reduce our results of operations.

We base our planned operating expenses in part on our expectations of future revenue, and a significant portion of our expenses is relatively fixed in the short term. If revenue for a particular quarter is lower than we expect, we likely will be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter.

If we fail to develop new products and process technologies or enhance our existing products and services in order to react to rapid technological change and market demands, our business will suffer.

Our industry is subject to constant and rapid technological change and product obsolescence as customers and competitors create new and innovative products and technologies. Products or technologies developed by other companies may render our products or technologies obsolete or noncompetitive, and we may not be able to access advanced process technologies, including smaller geometries, or to license or otherwise obtain essential intellectual property required by our customers.

We must develop new products and services and enhance our existing products and services to meet rapidly evolving customer requirements. We design products for customers who continually require higher performance and functionality at lower costs. We must, therefore, continue to enhance the performance and functionality of our products. The development process for these advancements is lengthy and requires us to accurately anticipate technological changes and market trends. Developing and enhancing these products is uncertain and can be time-consuming, costly and complex. If we do not continue to develop and maintain process technologies that are in demand by our Semiconductor Manufacturing Services customers, we may be unable to maintain existing customers or attract new customers.

Customer and market requirements can change during the development process. There is a risk that these developments and enhancements will be late, fail to meet customer or market specifications or not be competitive with products or services from our competitors that offer comparable or superior performance and functionality. Any new products, such as our expanding line of power management solutions, or product or service enhancements, may not be accepted in new or existing markets. Our business will suffer if we fail to develop and introduce new products and services or product and service enhancements on a timely and cost-effective basis.

We manufacture our products based on our estimates of customer demand, and if our estimates are incorrect our financial results could be negatively impacted.

We make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements—based on our estimates of customer demand and expected demand for and success of their products. The short-term nature of commitments by many of our customers and the possibility of rapid changes in demand for their products reduces our ability to estimate accurately future customer demand for our products. On occasion, customers may require rapid increases in supply, which can challenge our production resources and reduce margins. We may not have sufficient capacity at any given time to meet our customers’ increased demand for our products. Conversely, downturns in the semiconductor industry have caused and may in the future cause our customers to reduce significantly the amount of products they order from us. Because many of our costs and operating expenses are relatively fixed, a reduction in customer demand would decrease our results of operations, including our gross profit.

Our customers may cancel their orders, reduce quantities or delay production, which would adversely affect our margins and results of operations.

We generally do not obtain firm, long-term purchase commitments from our customers. Customers may cancel their orders, reduce quantities or delay production for a number of reasons. Cancellations, reductions or delays by a significant customer or by a group of customers, which we have experienced as a result of periodic downturns in the semiconductor industry or failure to achieve design wins, have affected and may continue to affect our results of operations adversely. These risks are exacerbated because many of our products are customized, which hampers our ability to sell excess inventory to the general market. We may incur charges resulting from the write-off of obsolete inventory. In addition, while we do not obtain long-term purchase commitments, we generally agree to the pricing of a particular product over a set period of time. If we underestimate our costs when determining pricing, our margins and results of operations would be adversely affected.

We depend on high utilization of our manufacturing capacity, a reduction of which could have a material adverse effect on our business, financial condition and the results of our operations.

An important factor in our success is the extent to which we are able to utilize the available capacity in our fabrication facilities. As many of our costs are fixed, a reduction in capacity utilization, as well as changes in other factors, such as reduced yield or unfavorable product mix, could reduce our profit margins and adversely affect our operating results. A number of factors and circumstances may reduce utilization rates, including periods of industry overcapacity, low levels of customer orders, operating inefficiencies, mechanical failures and disruption of operations due to expansion or relocation of operations, power interruptions and fire, flood or other natural disasters or calamities. The potential delays and costs resulting from these steps could have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our sales comes from a relatively limited number of customers, the loss of which would adversely affect our financial results.

Historically, we have relied on a limited number of customers for a substantial portion of our total revenue. If we were to lose key customers or if customers cease to place orders for our high-volume products or services, our financial results would be adversely affected. For the years ended December 31, 2011, and December 31, 2010, our ten largest customers accounted for 63% and 63% of our net sales, respectively, and we had one customer, LG Display, representing 15% and 16% of our consolidated net sales for the years ended December 31, 2011 and December 31, 2010, respectively. Substantially all of our sales to LG Display are in our Display Solutions segment and sales to LG Display represented 34% and 41% of net sales in our Display Solutions segment in the years ended December 31, 2011, and December 31, 2010, respectively. Significant reductions in sales to any of these customers, especially our few largest customers, the loss of other major customers or a general curtailment in orders for our high-volume products or services within a short period of time would adversely affect our business.

The average selling prices of our semiconductor products have at times declined rapidly and will likely do so in the future, which could harm our revenue and gross profit.

The semiconductor products we develop and sell are subject to rapid declines in average selling prices. From time to time, we have had to reduce our prices significantly to meet customer requirements, and we may be required to reduce our prices in the future. This would cause our gross profit to decrease. Our financial results will suffer if we are unable to offset any reductions in our average selling prices by increasing our sales volumes, reducing our costs or developing new or enhanced products on a timely basis with higher selling prices or gross profit.

Our industry is highly competitive and our ability to compete could be negatively impacted by a variety of factors.

The semiconductor industry is highly competitive and includes hundreds of companies, a number of which have achieved substantial market share both within our product categories and end markets. Current and prospective customers for our products and services evaluate our capabilities against the merits of our competitors. Some of our competitors are well established as independent companies and have substantially greater market share and manufacturing, financial, research and development and marketing resources than we do. We also compete with emerging companies that are attempting to sell their products in certain of our end markets and with the internal semiconductor design and manufacturing capabilities of many of our significant customers. We expect to experience continuing competitive pressures in our markets from existing competitors and new entrants.

Any consolidation among our competitors could enhance their product offerings and financial resources, further enhancing their competitive position. Our ability to compete will depend on a number of factors, including the following:

•	our ability to offer cost-effective and high quality products and services on a timely basis using our technologies;

•	our ability to accurately identify and respond to emerging technological trends and demand for product features and performance characteristics;

•	our ability to continue to rapidly introduce new products that are accepted by the market;

•	our ability to adopt or adapt to emerging industry standards;

•	the number and nature of our competitors and competitiveness of their products and services in a given market;

•	entrance of new competitors into our markets;

•	our ability to enter the highly competitive power management market; and

•	our ability to continue to offer in demand semiconductor manufacturing services at competitive prices.

Many of these factors are outside of our control. In the future, our competitors may replace us as a supplier to our existing or potential customers, and our customers may satisfy more of their requirements internally. As a result, we may experience declining revenues and results of operations.

Changes in demand for consumer electronics in our end markets can impact our results of operations.

Demand for our products will depend in part on the demand for various consumer electronics products, in particular, mobile phones and multimedia devices, digital televisions, flat panel displays, mobile PCs and digital cameras, which in turn depends on general economic conditions and other factors beyond our control. If our customers fail to introduce new products that employ our products or component parts, demand for our products will suffer. To the extent that we cannot offset periods of reduced demand that may occur in these markets through greater penetration of these markets or reduction in our production and costs, our sales and gross profit may decline, which would negatively impact our business, financial condition and results of operations.

If we fail to achieve design wins for our semiconductor products, we may lose the opportunity for sales to customers for a significant period of time and be unable to recoup our investments in our products.

We expend considerable resources on winning competitive selection processes, known as design wins, to develop semiconductor products for use in our customers’ products. These selection processes are typically lengthy and can require us to incur significant design and development expenditures. We may not win the competitive selection process and may never generate any revenue despite incurring significant design and development expenditures. Once a customer designs a semiconductor into a product, that customer is likely to continue to use the same semiconductor or enhanced versions of that semiconductor from the same supplier across a number of similar and successor products for a lengthy period of time due to the significant costs associated with qualifying a new supplier and potentially redesigning the product to incorporate a different semiconductor. If we fail to achieve an initial design win in a customer’s qualification process, we may lose the opportunity for significant sales to that customer for a number of products and for a lengthy period of time. This may cause us to be unable to recoup our investments in our semiconductor products, which would harm our business.

We have lengthy and expensive design-to-mass production and manufacturing process development cycles that may cause us to incur significant expenses without realizing meaningful sales, the occurrence of which would harm our business.

The cycle time from the design stage to mass production for some of our products is long and requires the investment of significant resources with many potential customers without any guarantee of sales. Our design-to-mass production cycle typically begins with a three-to-twelve month semiconductor development stage and test period followed by a three-to-twelve month end-product qualification period by our customers. The fairly lengthy front end of our sales cycle creates a risk that we may incur significant expenses but may be unable to realize meaningful sales. Moreover, prior to mass production, customers may decide to cancel their products or change production specifications, resulting in sudden changes in our product specifications, increasing our production time and costs. Failure to meet such specifications may also delay the launch of our products or result in lost sales.

In addition, we collaborate and jointly develop certain process technologies and manufacturing process flows custom to certain of our Semiconductor Manufacturing Services customers. To the extent that our Semiconductor Manufacturing Services customers fail to achieve market acceptance for their products, we may be unable to recoup our engineering resources commitment and our investment in process technology development, which would harm our business.

Research and development investments may not yield profitable and commercially viable product and service offerings and thus will not necessarily result in increases in revenues for us.

We invest significant resources in our research and development. Our research and development efforts, however, may not yield commercially viable products or enhance our Semiconductor Manufacturing Services offerings. During each stage of research and development there is a substantial risk that we will have to abandon a potential product or service offering that is no longer marketable and in which we have invested significant resources. In the event we are able to develop viable new products or service offerings, a significant amount of time will have elapsed between our investment in the necessary research and development effort and the receipt of any related revenues.

We face numerous challenges relating to executing our growth strategy, and if we are unable to execute our growth strategy effectively, our business and financial results could be materially and adversely affected.

Our growth strategy is to leverage our advanced analog and mixed-signal technology platform, continue to innovate and deliver new products and services, increase business with existing customers, broaden our customer base, aggressively grow our power business, drive execution excellence and focus on specialty process technologies. If we are unable to execute our growth strategy effectively, we may not be able to take advantage of market opportunities, execute our business plan or respond to competitive pressures. Moreover, if our allocation of resources does not correspond with future demand for particular products, we could miss market opportunities and our business and financial results could be materially and adversely affected.

We are subject to risks associated with currency fluctuations, and changes in the exchange rates of applicable currencies could impact our results of operations.

Historically, a portion of our revenues and greater than the majority of our operating expenses and costs of sales have been denominated in non-U.S. currencies, principally the Korean won, and we expect that this will remain true in the future. Because we report our results of operations in U.S. dollars, changes in the exchange rate between the Korean won and the U.S. dollar could materially impact our reported results of operations and distort period to period comparisons. In particular, because of the difference in the amount of our consolidated revenues and expenses that are in U.S. dollars relative to Korean won, a depreciation in the U.S. dollar relative to the Korean won could result in a material increase in reported costs relative to revenues, and therefore could cause our profit margins and operating income to appear to decline materially, particularly relative to prior periods. The converse is true if the U.S. dollar were to appreciate relative to the Korean won. For example, foreign currency fluctuations had a material unfavorable impact on our reported profit margins and operating income from operations for the fiscal year ended December 31, 2011 compared to the fiscal year ended December 31, 2010. As a result of foreign currency fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors, the trading price of our stock or the price of our outstanding senior notes could be adversely affected.

From time to time, we may engage in exchange rate hedging activities in an effort to mitigate the impact of exchange rate fluctuations. Our Korean subsidiary enters into foreign currency option, forward, and zero cost collar contracts in order to mitigate a portion of the impact of U.S. dollar-Korean won exchange rate fluctuations on our operating results. These foreign currency option, forward, and zero cost collar contracts typically require us to sell specified notional amounts in U.S. dollars and provide us the option to sell specified notional amounts in U.S. dollars during successive months to our counterparty in exchange for Korean won at specified exchange rates. Obligations under these foreign currency option, forward and zero cost collar contracts must be cash collateralized if our exposure exceeds certain specified thresholds. These option, forward and zero cost collar contracts may be terminated by the counterparty in a number of circumstances, including if our long-term debt rating falls below B-/B3 or if our total cash and cash equivalents is less than $30 million at the end of a fiscal quarter. We cannot assure you that any hedging technique we implement will be effective. If our hedging activities are not effective, changes in currency exchange rates may have a more significant impact on our results of operations.

The global downturn and related financial crisis negatively affected our business. Poor economic conditions may negatively affect our future business, results of operations and financial condition.

Since 2008, the global downturn and related financial crisis led to slower economic activity, increased unemployment, concerns about inflation and energy costs, decreased business and consumer confidence, reduced corporate profits and capital spending, adverse business conditions and lower levels of liquidity in many financial markets. Consumers and businesses deferred purchases in response to tighter credit and negative financial news, which has in turn negatively affected product demand and other related matters. The global downturn led to reduced customer spending in the semiconductor market and in our target markets, made it difficult for our customers, our vendors and us to accurately forecast and plan future business activities, and caused U.S. and foreign businesses to slow spending on our products. Although recently there have been indications of improved economic conditions generally and in the semiconductor industry specifically, we cannot assure you of the extent to which such conditions will continue to improve or whether the improvement will be sustainable. If the global economic recovery is not sustained or the global economy experiences another recession, such adverse economic conditions could lead to the insolvency of key suppliers resulting in product delays, limit the ability of customers to obtain credit to finance purchases of our products, lead to customer insolvencies, and also result in counterparty failures that may negatively impact our treasury operations. As a result, our business, financial condition and result of operations could be materially adversely affected in future periods as a result of economic downturns.

We have a history of losses and may not achieve or sustain profitability in the future.

From the time we began operations as a separate entity in 2004 until we emerged from reorganization proceedings in 2009, we generated significant net losses and did not generate a profit for a full fiscal year. We may increase spending and we currently expect to incur higher expenses in each of the next several quarters to support increased research and development and sales and marketing efforts. These expenditures may not result in increased revenue or an increase in the number of customers immediately or at all. Because many of our expenses are fixed in the short term, or are incurred in advance of anticipated sales, we may not be able to decrease our expenses in a timely manner to offset any shortfall of sales. If we cannot maintain profitability, the value of the enterprise may decline.

We emerged from Chapter 11 reorganization proceedings in 2009; because our consolidated financial statements reflect fresh-start accounting adjustments, our future consolidated financial statements will not be comparable in many respects to our financial information from prior periods.

On June 12, 2009, we filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in order to obtain relief from our debt, which was $845 million as of December 31, 2008. Our plan of reorganization became effective on November 9, 2009. In connection with our emergence from the reorganization proceedings, we implemented fresh-start accounting in accordance with ASC 852 effective from October 25, 2009, which had a material effect on our consolidated financial statements. Thus, our future consolidated financial statements will not be comparable in many respects to our consolidated financial statements for periods prior to our adoption of fresh-start accounting and prior to accounting for the effects of the reorganization proceedings. Our past financial difficulties and bankruptcy filing may have harmed, and may continue to have a negative effect on, our relationships with investors, customers and suppliers.

The loss of our key employees would materially adversely affect our business, and we may not be able to attract or retain the technical or management employees necessary to compete in our industry.

Our key executives have substantial experience and have made significant contributions to our business, and our continued success is dependent upon the retention of our key management executives, including our Chief Executive Officer and Chairman, Sang Park. The loss of such key personnel would have a material adverse effect on our business. In addition, our future success depends on our ability to attract and retain skilled technical and managerial personnel. We do not know whether we will be able to retain all of these employees as we continue to pursue our business strategy. The loss of the services of key employees, especially our key design and technical personnel, or our inability to retain, attract and motivate qualified design and technical personnel could have a material adverse effect on our business, financial condition and results of operations. This could hinder our research and product development programs or otherwise have a material adverse effect on our business.

If we encounter future labor problems, we may fail to deliver our products and services in a timely manner, which could adversely affect our revenues and profitability.

As of January 31, 2012, 2,161 employees, or approximately 64.7% of our employees, were represented by the MagnaChip Semiconductor Labor Union, which is a member of the Federation of Korean Metal Workers

Trade Unions. We can offer no assurance that issues with the labor union and other employees will be resolved favorably for us in the future, that we will not experience work stoppages or other labor problems in future years or that we will not incur significant expenses related to such issues.

We may incur costs to engage in future business combinations or strategic investments, and we may not realize the anticipated benefits of those transactions.

As part of our business strategy, we may seek to enter into business combinations, investments, joint ventures and other strategic alliances with other companies in order to maintain and grow revenue and market presence as well as to provide us with access to technology, products and services. Any such transaction would be accompanied by risks that may harm our business, such as difficulties in assimilating the operations, personnel and products of an acquired business or in realizing the projected benefits, disruption of our ongoing business, potential increases in our indebtedness and contingent liabilities and charges if the acquired company or assets are later determined to be worth less than the amount paid for them in an earlier original acquisition. In addition, our indebtedness may restrict us from making acquisitions that we may otherwise wish to pursue.

The failure to achieve acceptable manufacturing yields could adversely affect our business.

The manufacture of semiconductors involves highly complex processes that require precision, a highly regulated and sterile environment and specialized equipment. Defects or other difficulties in the manufacturing process can prevent us from achieving acceptable yields in the manufacture of our products or those of our Semiconductor Manufacturing Services customers, which could lead to higher costs, a loss of customers or delay in market acceptance of our products. Slight impurities or defects in the photomasks used to print circuits on a wafer or other factors can cause significant difficulties, particularly in connection with the production of a new product, the adoption of a new manufacturing process or any expansion of our manufacturing capacity and related transitions. We may also experience manufacturing problems in achieving acceptable yields as a result of, among other things, transferring production to other facilities, upgrading or expanding existing facilities or changing our process technologies. Yields below our target levels can negatively impact our gross profit and may cause us to eliminate underperforming products.

We rely on a number of independent subcontractors and the failure of any of these independent subcontractors to perform as required could adversely affect our operating results.

A substantial portion of our net sales are derived from semiconductor devices assembled in packages or on film. The packaging and testing of semiconductors require technical skill and specialized equipment. For the portion of packaging and testing that we outsource, we use subcontractors located in Korea, China, Taiwan, Malaysia and Thailand. We rely on these subcontractors to package and test our devices with acceptable quality and yield levels. We could be adversely affected by political disorders, labor disruptions, and natural disasters where our subcontractors are located. If our semiconductor packagers and test service providers experience problems in packaging and testing our semiconductor devices, experience prolonged quality or yield problems or decrease the capacity available to us, our operating results could be adversely affected.

We depend on successful parts and materials procurement for our manufacturing processes, and a shortage or increase in the price of these materials could interrupt our operations and result in a decline of revenues and results of operations.

We procure materials and electronic and mechanical components from international sources and original equipment manufacturers. We use a wide range of parts and materials in the production of our semiconductors, including silicon, processing chemicals, processing gases, precious metals and electronic and mechanical components, some of which, such as silicon wafers, are specialized raw materials that are generally only available from a limited number of suppliers. We do not have long-term agreements providing for all of these materials, thus, if demand increases or supply decreases for any reason, the costs of our raw materials could significantly increase. For example, worldwide supplies of silicon wafers, an important raw material for the semiconductors we manufacture, were constrained in recent years due to an increased demand for silicon. Silicon is also a key raw material for solar cells, the demand for which has increased in recent years. Although supplies of silicon have recently improved due to the entrance of additional suppliers and capacity expansion by existing suppliers, we cannot assure you that such supply increases will match demand increases. If we cannot obtain adequate materials in a timely manner or on favorable terms for the manufacture of our products, revenues and results of operations will decline.

We face warranty claims, product return, litigation and liability risks and the risk of negative publicity if our products fail.

Our semiconductors are incorporated into a number of end products, and our business is exposed to product return, warranty and product liability risk and the risk of negative publicity if our products fail. Although we maintain insurance for product liability claims, the amount and scope of our insurance may not be adequate to cover a product liability claim that is asserted against us. In addition, product liability insurance could become more expensive and difficult to maintain and, in the future, may not be available on commercially reasonable terms, or at all.

In addition, we are exposed to the product liability risk and the risk of negative publicity affecting our customers. Our sales may decline if any of our customers are sued on a product liability claim. We also may suffer a decline in sales from the negative publicity associated with such a lawsuit or with adverse public perceptions in general regarding our customers’ products. Further, if our products are delivered with impurities or defects, we could incur additional development, repair or replacement costs, and our credibility and the market’s acceptance of our products could be harmed.

We could suffer adverse tax and other financial consequences as a result of changes in, or differences in the interpretation of, applicable tax laws.

Our company organizational structure was created in part based on certain interpretations and conclusions regarding various tax laws, including withholding tax and other tax laws of applicable jurisdictions. Our Korean subsidiary, MagnaChip Semiconductor, Ltd., or MagnaChip Korea, was granted a limited tax holiday under Korean law in October 2004. This grant provided for certain tax exemptions for corporate taxes and withholding taxes until December 31, 2008, and for acquisition taxes, property and land use taxes and certain other taxes until December 31, 2013. Our interpretations and conclusions regarding tax laws, however, are not binding on any taxing authority and, if these interpretations and conclusions are incorrect, if our business were to be operated in a way that rendered us ineligible for tax exemptions or caused us to become subject to incremental tax, or if the authorities were to change, modify, or have a different interpretation of the relevant tax laws, we could suffer adverse tax and other financial consequences and the anticipated benefits of our organizational structure could be materially impaired.

Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our proprietary technology and know-how, as well as our ability to operate without infringing the proprietary rights of others.

We seek to protect our proprietary technologies and know-how through the use of patents, trade secrets, confidentiality agreements and other security measures. The process of seeking patent protection takes a long time and is expensive. There can be no assurance that patents will issue from pending or future applications or that, if patents issue, they will not be challenged, invalidated or circumvented, or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. Some of our technologies are not covered by any patent or patent application. The confidentiality agreements on which we rely to protect these technologies may be breached and may not be adequate to protect our proprietary technologies. We cannot assure you that other countries in which we market our services will protect our intellectual property rights to the same extent as the United States. In particular, the validity, enforceability and scope of protection of intellectual property in China, where we derive a significant portion of our net sales, and certain other countries where we derive net sales, are uncertain and still evolving and historically have not protected and may not protect in the future, intellectual property rights to the same extent as do the laws and enforcement procedures in the United States.

Our ability to compete successfully depends on our ability to operate without infringing the proprietary rights of others. We have no means of knowing what patent applications have been filed in the United States until they are published. In addition, the semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. We may need to file lawsuits to enforce our patents or intellectual property rights, and we may need to defend against claimed infringement of the rights of others. Any litigation could result in substantial costs to us and divert our resources. Despite our efforts in bringing or defending lawsuits, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. In the event of an adverse outcome in any such litigation, we may be required to:

•

pay substantial damages or indemnify customers or licensees for damages they may suffer if the products they purchase from us or the technology they license from us violate the intellectual property rights of others;

•	stop our manufacture, use, sale or importation of infringing products; expend significant resources to develop or acquire non-infringing technologies;

•	discontinue processes; or

•	obtain licenses to the intellectual property we are found to have infringed.

There can be no assurance that we would be successful in such development or acquisition or that such licenses would be available under reasonable terms, or at all. The termination of key third party licenses relating to the use of intellectual property in our products and our design processes, such as our agreements with Silicon Works Co., Ltd. and ARM Limited, would materially and adversely affect our business.

Our competitors may develop, patent or gain access to know-how and technology similar to our own. In addition, many of our patents are subject to cross licenses, several of which are with our competitors. In connection with the Original Acquisition, Hynix retained a perpetual license to use the intellectual property that we acquired from Hynix in the Original Acquisition. Under this license, Hynix and its subsidiaries are free to develop products that may incorporate or embody intellectual property developed by us prior to October 2004.

Our expenses could increase if Hynix were unwilling or unable to provide certain services related to our shared facilities with Hynix, and if Hynix were to become insolvent, we could lose certain of our leases.

We are party to a land lease and easement agreement with Hynix pursuant to which we lease the land for our facilities in Cheongju, Korea. If this agreement were terminated for any reason, including the insolvency of Hynix, we would have to renegotiate new lease terms with Hynix or the new owner of the land. We cannot assure you that we could negotiate new lease terms on favorable terms or at all. Because we share certain facilities with Hynix, several services that are essential to our business are provided to us by or through Hynix under our general service supply agreement with Hynix. These services include electricity, bulk gases and de-ionized water, campus facilities and housing, wastewater and sewage management, environmental safety and certain utilities and infrastructure support services. If any of our agreements with Hynix were terminated or if Hynix were unwilling or unable to fulfill its obligations to us under the terms of these agreements, we would have to procure these services on our own and as a result may experience an increase in our expenses.

We are subject to many environmental laws and regulations that could affect our operations or result in significant expenses.

We are subject to requirements of environmental, health and safety laws and regulations in each of the jurisdictions in which we operate, governing air emissions, wastewater discharges, the generation, use, handling, storage and disposal of, and exposure to, hazardous substances (including asbestos) and wastes, soil and groundwater contamination and employee health and safety. These laws and regulations are complex, change frequently and have tended to become more stringent over time. There can be no assurance that we have been, or will be, in compliance with all such laws and regulations or that we will not incur material costs or liabilities in connection with these laws and regulations in the future. The adoption of new environmental, health and safety laws, the failure to comply with new or existing laws, or issues relating to hazardous substances could subject us to material liability (including substantial fines or penalties), impose the need for additional capital equipment or other process requirements upon us, curtail our operations or restrict our ability to expand operations.

Our Korean subsidiary has been designated as a regulated business under Korean environmental law, and such designation could have an adverse effect on our financial position and results of operations.

In April 2010, the Korean government’s Enforcement Decree to the Framework Act on Low Carbon Green Growth became effective. Certain designated businesses, including our Korean subsidiary, were required to submit plans to reduce greenhouse emissions and energy consumption. Our Korean subsidiary set emissions and consumption targets and negotiated an implementation plan in 2011 with Korean governmental authorities. Each year going forward, our Korean subsidiary is required to agree upon emissions and consumption targets with Korean governmental authorities and submit an independently-verified report of prior year compliance. If the targets agreed upon each year with Korean governmental authorities requires us to reduce our emissions or energy consumption, we could be subject to additional and potentially costly compliance or remediation expenses, including potentially the installation of equipment and changes in the type of materials we use in manufacturing, that could adversely affect our financial position and results of operations.

We may need additional capital in the future, and such capital may not be available on acceptable terms or at all, which would have a material adverse effect on our business, financial condition and results of operations.

We may require more capital in the future from equity or debt financings to fund operating expenses, such as research and development costs, finance investments in equipment and infrastructure, acquire complementary businesses and technologies, and respond to competitive pressures and potential strategic opportunities. If we raise additional funds through further issuances of equity or other securities convertible into equity, our existing stockholders could suffer significant dilution, and any new shares we issue could have rights, preferences or privileges senior to those of the holders of our common stock. In addition, additional capital may not be available when needed or, if available, may not be available on favorable terms. In addition, our indebtedness limits our ability to incur additional indebtedness under certain circumstances. If we are unable to obtain capital on favorable terms, or if we are unable to obtain capital at all, we may have to reduce our operations or forego opportunities, and this may have a material adverse effect on our business, financial condition and results of operations.

Our business depends on international customers, suppliers and operations in Asia, and as a result we are subject to regulatory, operational, financial and political risks, which could adversely affect our financial results.

We rely on, and expect to continue to rely on, suppliers, subcontractors and operations located primarily in Asia. As a result, we face risks inherent in international operations, such as unexpected changes in regulatory requirements, tariffs and other market barriers, political, social and economic instability, adverse tax consequences, war, civil disturbances and acts of terrorism, difficulties in accounts receivable collection, extended payment terms and differing labor standards, enforcement of contractual obligations and protection of intellectual property. These risks may lead to increased costs or decreased revenue growth, or both. Although we do not derive any revenue from, nor sell any products in, North Korea, any future increase in tensions between South Korea and North Korea that may occur, such as an outbreak of military hostilities, would adversely affect our business, financial condition and results of operations.

You may not be able to bring an action or enforce any judgment obtained in United States courts, or bring an action in any other jurisdiction, against us or our subsidiaries or our directors, officers or independent auditors that are organized or residing in jurisdictions other than the United States.

Most of our subsidiaries are organized or incorporated outside of the United States and some of our directors and executive officers as well as our independent auditors are organized or reside outside of the United States. Most of our and our subsidiaries’ assets are located outside of the United States and in particular, in Korea. Accordingly, any judgment obtained in the United States against us or our subsidiaries may not be collectible in the United States. As a result, it may not be possible for you to effect service of process within the United States upon these persons or to enforce against them or us court judgments obtained in the United States that are predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. In particular, there is doubt as to the enforceability in Korea or any other jurisdictions outside the United States, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the federal securities laws of the United States or the securities laws of any state of the United States.

Our level of indebtedness is substantial, and we may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful. A decline in the ratings of our existing or future indebtedness may make the terms of any new indebtedness we choose to incur more costly.

As of December 31, 2011, our total indebtedness was $201.4 million. Our substantial debt could have important consequences, including:

•	increasing our vulnerability to general economic and industry conditions;

•

requiring a substantial portion of our cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who have less debt.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot assure you that we will generate a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

The credit ratings assigned to our debt reflect each rating agency’s opinion of our ability to make payments on the debt obligations when such payments are due. The current rating of our senior notes is B2 by Moody’s and B+ by Standard and Poors, both of which are below investment grade. A rating may be subject to revision or withdrawal at any time by the assigning rating agency. We may experience downgrades in our debt ratings in the future. Any lowering of our debt ratings would adversely impact our ability to raise additional debt financing and increase the cost of any such financing that is obtained. In the event any ratings downgrades are significant, we may choose not to incur new debt or refinance existing debt if we are unable to incur or refinance such debt at favorable interest rates or on favorable terms.

If our cash flows and capital resources are insufficient to fund our debt service obligations or if we are unable to refinance existing indebtedness on favorable terms, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. The indentures governing our notes restrict our ability to dispose of assets and use the proceeds from the disposition. We may not be able to consummate those dispositions or be able to obtain the proceeds which we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.

We are a holding company and will depend on the business of our subsidiaries to satisfy our obligations under our outstanding senior notes and other obligations.

Each of MagnaChip Semiconductor Corporation, MagnaChip Semiconductor S.A. and MagnaChip Semiconductor B.V. is a holding company with no independent operations of its own. Our subsidiaries, including our principal manufacturing subsidiary, MagnaChip Korea, own all of our operating businesses. Our subsidiaries will conduct substantially all of the operations necessary to fund payments on our outstanding senior notes, other debt and any other obligations. Our ability to make payments on the senior notes and our other obligations will depend on our subsidiaries’ cash flow and their payment of funds to us. Our subsidiaries’ ability to make payments to us will depend on:

•	their earnings;

•	covenants contained in our debt agreements (including the indenture governing the senior notes) and the debt agreements of our subsidiaries;

•	covenants contained in other agreements to which we or our subsidiaries are or may become subject;

•	business and tax considerations; and

•

applicable law, including any restrictions under Korean law that may be imposed on MagnaChip Korea that would restrict its ability to make payments on intercompany loans from MagnaChip Semiconductor B.V.

We cannot assure you that the operating results of our subsidiaries at any given time will be sufficient to make distributions or other payments to us or that any distributions or payments will be adequate to pay principal and interest, and any other payments, on our outstanding senior notes, other debt or any other obligations when due, and the failure to make such payments could have a material adverse effect on our business, financial condition and results of operations.

Restrictions on MagnaChip Korea’s ability to make payments on its intercompany loans from MagnaChip Semiconductor B.V., or on its ability to pay dividends in excess of statutory limitations, could hinder our ability to make payments on our 10.500% senior notes due 2018.

We anticipate that payments under our 10.500% senior notes due 2018 will be funded in part by MagnaChip Korea’s repayment of its existing loans from MagnaChip Semiconductor B.V., with MagnaChip Semiconductor B.V. using such repayments in turn to repay the loans owed to MagnaChip Semiconductor S.A. Under the Korean Foreign Exchange Transaction Act, the minister of the Ministry of Strategy and Finance is authorized to temporarily suspend payments in foreign currencies in the event of natural calamities, wars, conflicts of arms, grave and sudden changes in domestic or foreign economic conditions, or other similar situations. In addition, under the Korean Commercial Code, a Korean company is permitted to make a dividend payment in accordance with the provisions in its articles of incorporation out of retained earnings (as determined in accordance with the Korean Commercial Code and the generally accepted accounting principles in Korea), but no more than twice a year. If MagnaChip Korea is prevented from making payments under its intercompany loans due to restrictions on payments of foreign currency or if it has an insufficient amount of retained earnings under the Korean Commercial Code to make dividend payments to MagnaChip Semiconductor B.V., we may not have sufficient funds to make payments on the senior notes.

The indenture governing the senior notes contains, and our future debt agreements will likely contain, covenants that significantly restrict our operations.

The indenture governing our outstanding senior notes contains, and our future debt agreements will likely contain, numerous covenants imposing financial and operating restrictions on our business. These restrictions may affect our ability to operate our business, may limit our ability to take advantage of potential business opportunities as they arise and may adversely affect the conduct of our current business, including by restricting our ability to finance future operations and capital needs and by limiting our ability to engage in other business activities. These covenants will place restrictions on our ability and the ability of our operating subsidiaries to, among other things:

•	pay dividends, redeem shares or make other distributions with respect to equity interests, make payments with respect to subordinated indebtedness or other restricted payments;

•	incur debt or issue preferred stock;

•	create liens;

•	make certain investments;

•	consolidate, merge or dispose of all or substantially all of our assets, taken as a whole;

•	sell or otherwise transfer or dispose of assets, including equity interests of our subsidiaries;

•	enter into sale-leaseback transactions;

•	enter into transactions with our affiliates; and

•	designate our subsidiaries as unrestricted subsidiaries.

In addition, our future debt agreements will likely contain financial ratios and other financial conditions tests. Our ability to meet those financial ratios and tests could be affected by events beyond our control, and we cannot assure you that we will meet those ratios and tests. A breach of any of these covenants could result in a default under such debt agreements. Upon the occurrence of an event of default under such debt agreements, our lenders under such agreements could elect to declare all amounts outstanding under such debt agreements to be immediately due and payable and terminate all commitments to extend further credit.

Investor confidence may be adversely impacted if we fail to achieve and maintain effective internal control over financial reporting or disclosure controls and procedures or are unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002, and as a result, the value of our securities could decline.

Beginning with our fiscal year ending December 31, 2011, we are subject to rules adopted by the Securities Exchange Commission, or SEC, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, which requires us to include in our Annual Report on Form 10-K our management’s report on, and assessment of the effectiveness of, our internal control over financial reporting.

If we fail to maintain the adequacy of our internal control over financial reporting, there is a risk that we will have additional material weaknesses in the future. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements and could result in investigations or sanctions by the SEC, the New York Stock Exchange, or NYSE, or other regulatory authorities or in stockholder litigation. Any of these factors ultimately could harm our business and could negatively impact the market price of our securities. Ineffective control over financial reporting could also cause investors to lose confidence in our reported financial information, which could adversely affect the trading price of our common stock.

We are also required to periodically assess and report on the adequacy of our disclosure controls and procedures. Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, with the participation of it Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. However, our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

We may need to incur impairment and other restructuring charges, which could materially affect our results of operations and financial conditions.

During industry downturns and for other reasons, we may need to record impairment or restructuring charges. From November 9, 2009, the date we emerged from Chapter 11 reorganization proceedings, through December 31, 2011, we recognized aggregate restructuring and impairment charges of $6.1 million, which consisted of $4.5 million of impairment charges and $1.6 million of restructuring charges. In the future, we may need to record additional impairment charges or to further restructure our business or incur additional restructuring charges, any of which could have a material adverse effect on our results of operations or financial condition.

We are subject to litigation risks, which may be costly to defend and the outcome of which is uncertain.

All industries, including the semiconductor industry, are subject to legal claims, with and without merit, that may be particularly costly and which may divert the attention of our management and our resources in general. We are involved in a variety of legal matters, most of which we consider routine matters that arise in the normal course of business. These routine matters typically fall into broad categories such as those involving customers, employment and labor and intellectual property. Even if the final outcome of these legal claims does not have a material adverse effect on our financial position, results of operations or cash flows, defense and settlement costs can be substantial. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal claim or proceeding could have a material effect on our business, financial condition, results of operations or cash flows.

Risks Related to Ownership of Our Common Stock

The price of our common stock may be volatile and you may lose all or a part of your investment.

The trading price of our common stock might be subject to wide fluctuations. Factors, some of which are beyond our control, that could affect the trading price of our common stock may include:

•	actual or anticipated variations in our results of operations from quarter to quarter or year to year;

•	announcements by us or our competitors of significant agreements, technological innovations or strategic alliances;

•	changes in recommendations or estimates by any securities analysts who follow our securities;

•	addition or loss of significant customers;

•	recruitment or departure of key personnel;

•	changes in economic performance or market valuations of competing companies in our industry;

•	price and volume fluctuations in the overall stock market;

•	market conditions in our industry, end markets and the economy as a whole;

•	subsequent sales of stock and other financings; and

•	litigation, legislation, regulation or technological developments that adversely affect our business.

In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation often has been instituted against the public company. Regardless of its outcome, this type of litigation could result in substantial costs to us and a likely diversion of our management’s attention. You may not receive a positive return on your investment when you sell your shares, and you could lose some or the entire amount of your investment.

Control by principal stockholders could adversely affect our other stockholders.

Based upon the number of shares of common stock outstanding as of March 31, 2012, our executive officers, directors and Avenue collectively beneficially owned approximately 56.5% of our common stock, excluding shares of common stock issuable upon exercise of outstanding options and warrants, and 57.9% of our common stock, including shares of common stock issuable upon exercise of outstanding options and warrants that are exercisable within sixty days of March 31, 2012. After giving effect to this offering (but excluding the underwriters’ over-allotment option), on an as adjusted basis approximately 36.8% of our common stock would have been beneficially owned by Avenue, based upon the number of shares of common stock outstanding as of March 31, 2012. In addition, affiliates of Avenue currently have three employees serving as members of our seven-member board of directors. Therefore, Avenue will continue to have significant influence over our affairs for the foreseeable future, including influence over the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets.

Our concentration of ownership will limit the ability of other stockholders to influence corporate matters and, as a result, we may take actions that such other stockholders do not view as beneficial. For example, our concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could cause the market price of our common stock to decline or prevent our stockholders from realizing a premium over the market price for their shares of our common stock.

Under our certificate of incorporation, our non-employee directors and non-employee holders of five percent or more of our outstanding common stock do not have a duty to refrain from engaging in a corporate opportunity in the same or similar activities or lines of business as those engaged in by us, our subsidiaries and other related parties. Also, we have renounced any interest or expectancy in such business opportunities even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted an opportunity to do so.

We are controlled by Avenue, whose interests in our business may conflict with yours, and we are a “controlled company” within the meaning of NYSE rules.

As of March 31, 2012, Avenue beneficially owned approximately 20,789,539 shares, or 55.5%, of our outstanding common stock, including shares of common stock issuable upon the exercise of outstanding options and warrants that are exercisable within sixty days of March 31, 2012 and, on an adjusted basis, after giving effect to this offering (but excluding the underwriters’ over-allotment option), approximately 36.8% of our common stock would have been beneficially owned by Avenue, based upon the number of shares of common stock outstanding as of March 31, 2012. Accordingly, Avenue is effectively able to control most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, including mergers and sales of substantially all of our assets. Because of the equity ownership of Avenue, we are currently considered a “controlled company” for purposes of the NYSE listing requirements. As such, we are exempt from the NYSE corporate governance requirements that our board of directors meet the standards of independence established by those corporate governance requirements and exempt from the requirements that we have separate Compensation and Nominating and Corporate Governance Committees made up entirely of directors who meet such independence standards. We have chosen to utilize the exemption available for controlled companies. The NYSE independence standards are intended to ensure that directors who meet the independence standards are free of any conflicting interest with management that could influence their actions as directors. It is possible that the interests of Avenue may in some circumstances conflict with our interests and the interests of our other stockholders. After giving effect to the sale of shares by Avenue in this offering, we will no longer be a controlled company or be entitled to the benefits of the exemptions described above after an applicable phase-in period.

There is a concentration of ownership of our common stock, and future sales of significant amounts of our common stock could negatively affect our stock price, even if our business is doing well.

As of March 31, 2012, Avenue beneficially owned approximately 20,789,539 shares, or 55.5%, of our outstanding common stock and, on an adjusted basis, after giving effect to this offering (but excluding the underwriters’ over-allotment option), approximately 36.8% of our common stock would have been beneficially owned by Avenue, based upon the number of shares of common stock outstanding as of March 31, 2012. All of our currently outstanding shares that were issued pursuant to Section 1145 of the U.S. Bankruptcy Code, including Avenue’s shares, are eligible for sale from time to time under Rule 144 or Section 4(1) of the Securities Act, subject only to the limitations on affiliate sales. Additionally, all 20,789,539 shares beneficially owned by Avenue are currently subject to an effective registration statement, of which this prospectus supplement is a part, and the remaining shares thereunder after giving effect to this offering may be sold at any time or from time to time by Avenue, subject to any applicable lock-up agreement related to this offering. If any of our current stockholders, including Avenue, sells or is perceived by the market as intending to sell substantial amounts of our common stock, the market price of our common stock could drop significantly, even if our business is doing well. See “Shares Eligible for Future Sale.”

Provisions in our charter documents and Delaware Law may make it difficult for a third party to acquire us and could depress the price of our common stock.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. Among other things, our certificate of incorporation and bylaws:

•	authorize our board of directors to issue, without stockholder approval, preferred stock with such terms as the board of directors may determine;

•	divide our board of directors into three classes so that only approximately one-third of the total number of directors is elected each year;

•	permit directors to be removed only for cause by a majority vote;

•	prohibit action by written consent of our stockholders;

•

prohibit any person other than our board of directors, the chairman of our board of directors, our Chief Executive Officer or holders of at least 25% of the voting power of all then outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors to call a special meeting of our stockholders; and

•	specify advance notice requirements for stockholder proposals and director nominations.

In addition we are subject to the provisions of Section 203 of the Delaware General Corporation Law, or DGCL, regulating corporate takeovers and which has an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for shares of our common stock. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after such date, the business combination is approved by the board of directors and authorized at a meeting of stockholders, and not by written consent, by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any such entity or person.

A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of, and do not currently intend to opt out of, this provision.

We do not intend to pay dividends for the foreseeable future, and therefore, investors should rely on sales of their common stock as the only way to realize any future gains on their investments.

We do not intend to pay any cash dividends in the foreseeable future. The payment of cash dividends on common stock is restricted under the terms of the indenture for our senior notes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

INDUSTRY AND MARKET DATA

In this prospectus supplement, we rely on and refer to information regarding the semiconductor market from Gartner, Inc., or Gartner. Market data attributed to Gartner is from “Forecast: Semiconductor Consumption by Electronic Equipment Type, 1Q12 Update.” Although we believe that this information is reliable, we have not independently verified it. We do not have any obligation to announce or otherwise make publicly available updates or revisions to forecasts contained in these documents. In addition, in many cases, we have made statements in this prospectus supplement regarding our industry and our position in the industry based on our experience in the industry and our own investigation of market conditions.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act that involve risks and uncertainties. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. All statements other than statements of historical facts included in this prospectus supplement and the accompanying prospectus that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements.

These forward-looking statements are largely based on our expectations and beliefs concerning future events, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Although we believe our estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this prospectus supplement and the accompanying prospectus are not guarantees of future performance, and we cannot assure any reader that those statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the factors that we discuss under the heading “Risk Factors” in this prospectus supplement and in our most recent Annual Report on Form 10-K and any subsequently filed Quarterly Reports on Form 10-Q, which are incorporated by reference into this prospectus supplement, as the same may be updated from time to time by our future filings under the Exchange Act.

You should read these risk factors and the other cautionary statements made in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein as being applicable to all related forward-looking statements wherever they appear in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein. We cannot assure you that the forward-looking statements in this prospectus supplement and the accompanying prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, if at all.

The forward-looking statements made in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except to the extent required by applicable securities law.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. All of the proceeds will go to the selling stockholders. We have agreed to pay certain expenses related to this offering, which we estimate to be approximately $861,253.

The selling stockholders in this offering are funds affiliated with Avenue Capital Management II, L.P., which collectively beneficially owned approximately 55.5% of our outstanding common stock as of March 31, 2012, and are affiliated with directors of our company. See “Selling Stockholders.”

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the New York Stock Exchange under the symbol “MX.” Our initial public offering price on March 10, 2011 was $14.00. Prior to that date, there was no public market for our common stock. On May 1, 2012, the last reported sales price of our common stock on the NYSE was $11.64 per share. The table below sets forth the reported high and low sales prices for our common stock since our initial public offering.

	Share Price
Fiscal Year 2011	High	Low
First Quarter (from March 11, 2011)	$14.62	$13.50
Second Quarter	$15.56	$11.26
Third Quarter	$11.74	$6.67
Fourth Quarter	$8.59	$5.10

Fiscal Year 2012
First Quarter	$12.67	$7.35
Second Quarter (through May 1, 2012)	$12.24	$10.00

DIVIDEND POLICY

We do not intend to pay any cash dividends on our common stock in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. The payment of cash dividends on our common stock is restricted under the terms of the indenture governing our senior notes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with “Summary Consolidated Financial Data” included elsewhere in this prospectus supplement and with our annual consolidated financial statements and the notes thereto included in the 10-K Report, which are incorporated herein by reference. The following discussion contains forward-looking statements based upon current expectations and related to future events, and our future financial performance involves risks and uncertainties. We based these statements on assumptions we consider reasonable. Actual results and the timing of events could differ materially from those discussed in the forward-looking statements; see “Forward-Looking Statements.” Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus supplement, particularly in “Risk Factors.”

Overview

We are a Korea-based designer and manufacturer of analog and mixed-signal semiconductor products for high-volume consumer applications. We believe we have one of the broadest and deepest analog and mixed-signal semiconductor technology platforms in the industry, supported by our 30-year operating history, large portfolio of approximately 2,975 registered novel patents and 425 pending novel patent applications and extensive engineering and manufacturing process expertise. Our business is comprised of three key segments: Display Solutions, Power Solutions and Semiconductor Manufacturing Services. Our Display Solutions products include display drivers that cover a wide range of flat panel displays and multimedia devices. Our Power Solutions products include discrete and integrated circuit solutions for power management in high-volume consumer applications. Our Semiconductor Manufacturing Services segment provides specialty analog and mixed-signal foundry services for fabless semiconductor companies that serve the consumer, computing and wireless end markets.

Our wide variety of analog and mixed-signal semiconductor products and manufacturing services combined with our deep technology platform allows us to address multiple high-growth end markets and to rapidly develop and introduce new products and services in response to market demands. Our substantial manufacturing operations in Korea and design center in Korea place us at the core of the global consumer electronics supply chain. We believe this enables us to quickly and efficiently respond to our customers’ needs and allows us to better service and capture additional demand from existing and new customers.

To maintain and increase our profitability, we must accurately forecast trends in demand for consumer electronics products that incorporate semiconductor products we produce. We must understand our customers’ needs as well as the likely end market trends and demand in the markets they serve. We must balance the likely manufacturing utilization demand of our product businesses and foundry business to optimize our facilities utilization. We must also invest in relevant research and development activities and manufacturing capacity and purchase necessary materials on a timely basis to meet our customers’ demand while maintaining our target margins and cash flow.

The semiconductor markets in which we participate are highly competitive. The prices of our products tend to decrease regularly over their useful lives, and such price decreases can be significant as new generations of products are introduced by us or our competitors. We strive to offset the impact of declining selling prices for existing products through cost reductions and the introduction of new products that command selling prices above the average selling price of our existing products. In addition, we seek to manage our inventories and manufacturing capacity so as to mitigate the risk of losses from product obsolescence.

Demand for our products and services is driven primarily by overall demand for consumer electronics products and can be adversely affected by periods of weak consumer spending or by market share losses by our customers. To mitigate the impact of market volatility on our business, we seek to address market segments and geographies with higher growth rates than the overall consumer electronics industry. We expect to derive a meaningful portion of our growth from growing demand in such markets. We also expect that new competitors will emerge in these markets that may place increased pressure on the pricing for our products and services, but we believe that we will be able to successfully compete based upon our higher quality products and services and that the impact from the increased competition will be more than offset by increased demand arising from such markets. Further, we believe we are well-positioned competitively as a result of our long operating history, existing manufacturing capacity and our Korea-based operations.

Within our Display Solutions and Power Solutions segments, net sales are driven by design wins in which we or another company is selected by an electronics OEM or other potential customer to supply its demand for a particular product. A customer will often have more than one supplier designed in to multi-source components for a particular product line. Once designed in, we often specify the pricing of a particular product for a set period of time, with periodic discussions and renegotiations of pricing with our customers. In any given period, our net sales depend heavily upon the end-market demand for the goods in which our products are used, the inventory levels maintained by our customers and in some cases, allocation of demand for components for a particular product among selected qualified suppliers.

Within the Semiconductor Manufacturing Services business, net sales are driven by customers’ decisions on which manufacturing services provider to use for a particular product. Most of our Semiconductor Manufacturing Services customers are fabless and depend upon service providers like us to manufacture their products. A customer will often have more than one supplier of manufacturing services; however, they tend to allocate a majority of manufacturing volume to one of their suppliers. We strive to be the primary supplier of manufacturing services to our customers. Once selected as a primary supplier, we often specify the pricing of a particular service on a per wafer basis for a set period of time, with periodic discussions and renegotiations of pricing with our customers. In any given period, our net sales depend heavily upon the end-market demand for the goods in which the products we manufacture for customers are used, the inventory levels maintained by our customers and in some cases, allocation of demand for manufacturing services among selected qualified suppliers.

In contrast to fabless semiconductor companies, our internal manufacturing capacity provides us with greater control over manufacturing costs and the ability to implement process and production improvements which can favorably impact gross profit margins. Our internal manufacturing capacity also allows for better control over delivery schedules, improved consistency over product quality and reliability and improved ability to protect intellectual property from misappropriation. However, having internal manufacturing capacity exposes us to the risk of under-utilization of manufacturing capacity which results in lower gross profit margins, particularly during downturns in the semiconductor industry.

Our products and services require investments in capital equipment. Analog and mixed-signal manufacturing facilities and processes are typically distinguished by the design and process implementation expertise rather than the use of the most advanced equipment. These processes also tend to migrate more slowly to smaller geometries due to technological barriers and increased costs. For example, some of our products use high-voltage technology that requires larger geometries and that may not migrate to smaller geometries for several years, if at all. Additionally, the performance of many of our products is not necessarily dependent on geometry. As a result, our manufacturing base and strategy does not require substantial investment in leading edge process equipment, allowing us to utilize our facilities and equipment over an extended period of time with moderate required capital investments. Generally, incremental capacity expansions in our segment of the market result in more moderate industry capacity expansion as compared to leading edge processes. As a result, this market, and we, specifically, are less likely to experience significant industry overcapacity, which can cause product prices to plunge dramatically. In general, we seek to invest in manufacturing capacity that can be used for multiple high-value applications over an extended period of time. We believe this capital investment strategy enables us to optimize our capital investments and facilitates deeper and more diversified product and service offerings.

Our success going forward will depend upon our ability to adapt to future challenges such as the emergence of new competitors for our products and services or the consolidation of current competitors. Additionally, we must innovate to remain ahead of, or at least rapidly adapt to, technological breakthroughs that may lead to a significant change in the technology necessary to deliver our products and services. We believe that our established relationships and close collaboration with leading customers enhance our visibility into new product opportunities, market and technology trends and improve our ability to meet these challenges successfully. In our Semiconductor Manufacturing Services business, we strive to maintain competitiveness and our position as a primary manufacturing services provider to our customers by offering high value added, unique processes, high flexibility and excellent service.

Controls and Procedures

In connection with the audits of our consolidated financial statements for the ten-month period ended October 25, 2009 and two-month period ended December 31, 2009, our independent registered public accounting firm reported two control deficiencies which represented a material weakness in our internal control over financial reporting. The two control deficiencies were that we did not have a sufficient number of financial personnel with requisite financial accounting experience and that our internal controls over non-routine transactions were not effective to ensure that accounting considerations are identified and appropriately recorded. We identified and took steps to remediate this material weakness. Based on assessments of the remediation actions taken, our management concluded that those two control deficiencies which represented a material weakness no longer existed as of December 31, 2010.

Recent Developments

On June 12, 2009, we filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in order to address the growing demands on our cash flow resulting from our long-term indebtedness. Our plan of reorganization went effective and we emerged from the reorganization proceeding on November 9, 2009. As a result of the plan of reorganization, our indebtedness was reduced from $845.0 million immediately prior to the effectiveness of our plan of reorganization to $61.8 million as of December 31, 2009.

In connection with our emergence from reorganization proceedings, we implemented fresh-start accounting in accordance with ASC 852 governing reorganizations. We elected to adopt a convenience date of October 25, 2009 (a month end for our financial reporting purposes) for application of fresh-start accounting. In accordance with ASC 852 governing reorganizations, we recorded largely non-cash reorganization income and expense items directly associated with our reorganization proceedings including professional fees, the revaluation of assets, the effects of our reorganization plan and fresh-start accounting, and write-off of debt issuance costs.

On April 9, 2010, we completed the sale of $250.0 million in aggregate principal amount of 10.500% senior notes due 2018, which we refer to as the senior notes. Of the $238.4 million of net proceeds, $130.7 million was used to make a distribution to our equityholders and $61.6 million was used to repay all outstanding borrowings under our term loan. The remaining proceeds of $46.1 million were retained to fund working capital and for general corporate purposes.

In March 2011, we completed an initial public offering, which we refer to as the “MagnaChip Corporation IPO,” of 9,500,000 shares of common stock, and we listed on the NYSE. All shares were sold in the form of depositary shares and each depositary share represented an ownership interest in one share of common stock. Of the 9,500,000 shares, 950,000 shares were newly issued by us and 8,550,000 shares were sold by selling stockholders. All outstanding depositary shares were automatically cancelled on April 24, 2011 and the underlying shares of common stock were issued to the holders of such cancelled depositary shares. We received $12.4 million of proceeds from the issuance of the new shares of common stock after deducting underwriters’ discounts and commissions, and we did not receive any proceeds from the sale of shares of common stock offered by the selling stockholders. We incurred $10.8 million of MagnaChip Corporation IPO expenses that were recorded as decrease of additional paid-in capital in our consolidated balance sheets.

Prior to the MagnaChip Corporation IPO, our board of directors and the holders of a majority of our outstanding common units converted MagnaChip Semiconductor LLC from a Delaware limited liability company to MagnaChip Semiconductor Corporation, a Delaware corporation. In connection with the corporate conversion, outstanding common units of MagnaChip Semiconductor LLC were automatically converted into shares of common stock of MagnaChip Semiconductor Corporation, outstanding options to purchase common units of MagnaChip Semiconductor LLC were automatically converted into options to purchase shares of common stock of MagnaChip Semiconductor Corporation and outstanding warrants to purchase common units of MagnaChip Semiconductor LLC were automatically converted into warrants to purchase shares of common stock of MagnaChip Semiconductor Corporation, all at a ratio of one share of common stock for eight common units.

On May 16, 2011, two of our wholly-owned subsidiaries, MagnaChip Semiconductor S.A. and MagnaChip Semiconductor Finance Company, repurchased $35.0 million out of $250.0 million aggregate principal amount of our senior notes then outstanding at a price of 109.0% from funds affiliated with Avenue Capital Management II, L.P. In connection with the May 2011 repurchase of the senior notes, the Company recognized $4.1 million of loss on early extinguishment of senior notes, which consisted of $3.2 million from repurchase premium, $0.4 million from write-off of discounts, $0.2 million from write-off of debt issuance costs and $0.3 million from incurrence of direct legal and advisory service fees.

On September 19, 2011, two our wholly-owned subsidiaries, MagnaChip Semiconductor S.A. and MagnaChip Semiconductor Finance Company, repurchased $11.3 million out of $215 million aggregate principal amount of our senior notes then outstanding at a price of 107.5%. In connection with the September 2011 repurchase of the senior notes, we recognized $1.4 million of loss on early extinguishment of senior notes, which consisted of $0.9 million from repurchase premium, $0.1 million from write-off of discounts, $0.4 million from write-off of debt issuance costs.

On October 11, 2011, we announced that our board of directors adopted a stock repurchase program whereby we may, subject to prevailing market conditions and other factors, repurchase up to $35.0 million of our outstanding common stock. The stock repurchase program began on October 27, 2011 and will end on October 27, 2012 unless earlier terminated by our board. The stock repurchase program does not require that we purchase a minimum amount of shares of our common stock and may be commenced, suspended, resumed or terminated at any time without notice. As of December 31, 2011, we had purchased 1,531,540 shares of our common stock in the open market at an aggregate cost of $11.8 million.

On March 2, 2012, our Korean subsidiary, MagnaChip Semiconductor, Ltd., acquired certain assets and liabilities of a privately-held semiconductor company that designs and manufactures IGBT, Fast Recovery Diode and MOSFET modules.

Business Segments

We report in three separate business segments because we derive our revenues from three principal business lines: Display Solutions, Power Solutions, and Semiconductor Manufacturing Services. We have identified these segments based on how we allocate resources and assess our performance.

•

Display Solutions: Our Display Solutions products include source and gate drivers and timing controllers that cover a wide range of flat panel displays used in LCD televisions and LED televisions and displays, mobile PCs and mobile communications and entertainment devices. Our display solutions support the industry’s most advanced display technologies, such as LTPS and AMOLED, as well as high-volume display technologies such as TFT. Our Display Solutions business represented 43.9%, 39.7% and 50.5% of our net sales for the fiscal years ended December 31, 2011, 2010 and 2009 (on a combined basis), respectively.

•

Power Solutions: Our Power Solutions segment produces power management semiconductor products including discrete and integrated circuit solutions for power management in high-volume consumer applications. These products include MOSFETs, LED drivers, DC-DC converters, analog switches and linear regulators, such as low-dropout regulators, or LDOs. Our Power Solutions products are designed for applications such as mobile phones, LCD televisions, and desktop computers, and allow electronics manufacturers to achieve specific design goals of high efficiency and low standby power consumption. Going forward, we expect to continue to expand our power management product portfolio. Our Power Solutions business represented 12.0%, 7.4% and 2.2% of our net sales for the fiscal years ended December 31, 2011, 2010 and 2009 (on a combined basis), respectively.

•

Semiconductor Manufacturing Services: Our Semiconductor Manufacturing Services segment provides specialty analog and mixed-signal foundry services to fabless semiconductor companies that serve the consumer, computing and wireless end markets. We manufacture wafers based on our customers’ product designs. We do not market these products directly to end customers but rather supply manufactured wafers and products to our customers to market to their end customers. We offer approximately 278 process flows to our manufacturing services customers. We also often partner with key customers to jointly develop or customize specialized processes that enable our customers to improve their products and allow us to develop unique manufacturing expertise. Our manufacturing services are targeted at customers who require differentiated, specialty analog and mixed-signal process technologies such as high voltage CMOS, embedded memory and power. These customers typically serve high-growth and high-volume applications in the consumer, computing and wireless end markets. Our Semiconductor Manufacturing Services business represented 43.8%, 52.6% and 46.7% of our net sales for the fiscal years ended December 31, 2011, 2010 and 2009 (on a combined basis), respectively.

Additional Business Metrics Evaluated by Management

Adjusted EBITDA and Adjusted Net Income

We use the terms Adjusted EBITDA and Adjusted Net Income throughout this prospectus supplement. Adjusted EBITDA, as we define it, is a non-GAAP measure. We define Adjusted EBITDA as net income (loss) less income from discontinued operations, net of taxes, adjusted to exclude (i) depreciation and amortization associated with continuing operations, (ii) interest expense, net, (iii) income tax expenses, (iv) restructuring and impairment charges, (v) other restructuring charges, (vi) reorganization items, net, (vii) the increase in cost of sales resulting from the fresh-start accounting inventory step-up, (viii) equity-based compensation expense, (ix) foreign currency loss (gain), net, (x) derivative valuation loss, net, (xi) one-time incentive payments in connection with the MagnaChip Corporation IPO and (xii) loss on early extinguishment of senior notes.

We define Adjusted Net Income as net income (loss) less income from discontinued operations, net of taxes, excluding (i) restructuring and impairment charges, (ii) other restructuring charges, (iii) reorganization items, net, (iv) the increase in cost of sales resulting from the fresh-start accounting inventory step-up, (v) equity-based compensation expense, (vi) amortization of intangibles associated with continuing operations, (vii) foreign currency loss (gain), net, (viii) derivative valuation loss, net, (ix) one-time incentive payments in connection with the MagnaChip Corporation IPO and (x) loss on early extinguishment of senior notes.

We present Adjusted EBITDA as a supplemental measure of our performance because:

•	Adjusted EBITDA eliminates the impact of a number of items that may be either one time or recurring that we do not consider to be indicative of our core ongoing operating performance;

•	we believe that Adjusted EBITDA is an enterprise level performance measure commonly reported and widely used by analysts and investors in our industry;

•	our investor and analyst presentations include Adjusted EBITDA; and

•

we believe that Adjusted EBITDA provides investors with a more consistent measurement of period to period performance of our core operations, as well as a comparison of our operating performance to companies in our industry.

We use Adjusted EBITDA in a number of ways, including:

•	for planning purposes, including the preparation of our annual operating budget;

•	to evaluate the effectiveness of our enterprise level business strategies;

•	in communications with our board of directors concerning our consolidated financial performance; and

•	in certain of our compensation plans as a performance measure for determining incentive compensation payments.

We present Adjusted Net Income for a number of reasons, including:

•	we use Adjusted Net Income in communications with our board of directors concerning our consolidated financial performance;

•	we believe that Adjusted Net Income is an enterprise level performance measure commonly reported and widely used by analysts and investors in our industry; and

•	we anticipate that our investor and analyst presentations after we are public will include Adjusted Net Income.

In evaluating Adjusted EBITDA and Adjusted Net Income, you should be aware that in the future we may incur expenses similar to the adjustments in our presentation of Adjusted EBITDA and Adjusted Net Income. Our presentation of Adjusted EBITDA and Adjusted Net Income should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Adjusted EBITDA and Adjusted Net Income are not measures defined in accordance with GAAP and should not be construed as an alternative to operating income, cash flows from operating activities or net income (loss), as determined in accordance with GAAP.

Our Adjusted EBITDA and Adjusted Net Income for the year ended December 31, 2011 were $142.5 million and $66.4 million, respectively. Our Adjusted EBITDA and Adjusted Net Income for the year ended December 31, 2010 were $157.9 million and $89.2 million, respectively. Our Adjusted EBITDA and Adjusted Net Income for the combined twelve-month period ended December 31, 2009 were $98.7 million and $22.6 million, respectively.

Factors Affecting Our Results of Operations

Net Sales. We derive a majority of our sales (net of sales returns and allowances) from three reportable segments: Display Solutions, Power Solutions and Semiconductor Manufacturing Services. Our product inventory is primarily located in Korea and is available for drop shipment globally. Outside of Korea, we maintain limited product inventory, and our sales representatives generally relay orders to our factories in Korea for fulfillment. We have strategically located our sales and technical support offices near concentrations of major customers. Our sales offices are located in Hong Kong, Japan, Korea, Taiwan, China and the United States. Our network of authorized agents and distributors consists of agents in the United States and Europe and distributors and agents in the Asia Pacific region. Our net sales from All other consist principally of rental income and the disposal of waste materials and, to a limited extent in 2011, semiconductor processing services for one customer where we completed a limited number of process steps, rather than the entire production process, which we refer to as unit processing.

We recognize revenue when risk and reward of ownership passes to the customer either upon shipment, upon product delivery at the customer’s location or upon customer acceptance, depending on the terms of the arrangement. For the years ended December 31, 2011 and 2010, our net sales to our ten largest customers represented 63% and 63% of our net sales, respectively. We have a combined production capacity of over 136,000 eight-inch equivalent semiconductor wafers per month. We believe our large-scale, cost-effective fabrication facilities enable us to rapidly adjust our production levels to meet shifts in demand by our end customers.

Gross Profit. Our overall gross profit generally fluctuates as a result of changes in overall sales volumes and in the average selling prices of our products and services. Other factors that influence our gross profit include changes in product mix, the introduction of new products and services and subsequent generations of existing products and services, shifts in the utilization of our manufacturing facilities and the yields achieved by our manufacturing operations, changes in material, labor and other manufacturing costs and variation in depreciation expense. Gross profit varies by our operating segments.

Average Selling Prices. Average selling prices for our products tend to be highest at the time of introduction of new products which utilize the latest technology and tend to decrease over time as such products mature in the market and are replaced by next generation products. We strive to offset the impact of declining selling prices for existing products through our product development activities and by introducing new products that command selling prices above the average selling price of our existing products. In addition, we seek to manage our inventories and manufacturing capacity so as to preclude losses from product and productive capacity obsolescence.

Material Costs. Our cost of sales consists of costs of raw materials, such as silicon wafers, chemicals, gases and tape, packaging supplies, equipment maintenance and depreciation expenses. We use processes that require specialized raw materials, such as silicon wafers, that are generally available from a limited number of suppliers. If demand increases or supplies decrease, the costs of our raw materials could significantly increase.

Labor Costs. A significant portion of our employees are located in Korea. Under Korean labor laws, most employees and certain executive officers with one or more years of service are entitled to severance benefits upon the termination of their employment based on their length of service and rate of pay. As of December 31, 2011, approximately 98.4% of our employees were eligible for severance benefits.

Depreciation Expense. We periodically evaluate the carrying values of long-lived assets, including property, plant and equipment and intangible assets, as well as the related depreciation periods. We depreciated our property, plant and equipment using the straight-line method over the estimated useful lives of our assets. Depreciation rates vary from 30-40 years on buildings to five to 12 years for certain equipment and assets. Our evaluation of carrying values is based on various analyses including cash flow and profitability projections. If our projections indicate that future undiscounted cash flows are not sufficient to recover the carrying values of the related long-lived assets, the carrying value of the assets is impaired and will be reduced, with the reduction charged to expense so that the carrying value is equal to fair value.

Prior to July 1, 2011, we depreciated machinery and measurement equipment using the straight-line method over 5 to 10 years. However, based on an evaluation of the appropriateness of depreciable lives including a review of historical usage and an expansion of our Power Solutions business, we determined that machinery and measurement equipment have a longer life than previously estimated. As a result, we changed the estimate of depreciable lives for machinery and measurement equipment to 10 to 12 years. The purpose of this change was to more accurately reflect the productive life of these assets. In accordance with ASC 250-10-45, “Accounting Changes and Error Corrections,” the change in life has been accounted for as a change in accounting estimate on a prospective basis from July 1, 2011. As a result of the change in the estimated life of machinery and measurement equipment, cost of sales was $4.8 million lower, net income was $5.2 million higher and net income per diluted share was $0.13 higher for the year ended December 31, 2011.

Selling Expenses. We sell our products worldwide through a direct sales force as well as a network of sales agents and representatives to OEMs, including major branded customers and contract manufacturers, and indirectly through distributors. Selling expenses consist primarily of the personnel costs for the members of our direct sales force, a network of sales representatives and other costs of distribution. Personnel costs include base salary, benefits and incentive compensation. As incentive compensation is tied to various net sales goals, it will increase or decrease with net sales.

General and Administrative Expenses. General and administrative expenses consist of the costs of various corporate operations, including finance, legal, human resources and other administrative functions. These expenses primarily consist of payroll-related expenses, consulting and other professional fees and office facility-related expenses. Historically, our selling, general and administrative expenses have remained relatively constant as a percentage of net sales, and we expect this trend to continue in the future.

Research and Development. The rapid technological change and product obsolescence that characterize our industry require us to make continuous investments in research and development. Product development time frames vary but, in general, we incur research and development costs one to two years before generating sales from the associated new products. These expenses include personnel costs for members of our engineering workforce, cost of photomasks, silicon wafers and other non-recurring engineering charges related to product design. Additionally, we develop base-line process technology through experimentation and through the design and use of characterization wafers that help achieve commercially feasible yields for new products. The majority of research and development expenses are for process development that serves as a common technology platform for all of our product segments. Consequently, we do not allocate these expenses to individual segments.

Restructuring and Impairment Charges. We evaluate the recoverability of certain long-lived assets and in-process research and development assets on a periodic basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In our efforts to improve our overall profitability in future periods, we have closed or otherwise impaired, and may in the future close or impair, facilities that are underutilized and that are no longer aligned with our long-term business goals.

Interest Expense, Net. Our interest expense was incurred primarily under our senior notes. In April 2010, we repaid our term loan with a portion of the proceeds from our sale of $250.0 million in aggregate principal amount of 10.500% senior notes due 2018. We repurchased $35.0 million and $11.3 million of such senior notes in May and September 2011, respectively.

Impact of Foreign Currency Exchange Rates on Reported Results of Operations. Historically, a portion of our revenues and greater than the majority of our operating expenses and costs of sales have been denominated in non-U.S. currencies, principally the Korean won, and we expect that this will remain true in the future. Because we report our results of operations in U.S. dollars converted from our non-U.S. revenues and expenses based on monthly average exchange rates, changes in the exchange rate between the Korean won and the U.S. dollar could materially impact our reported results of operations and distort period to period comparisons. In particular, because of the difference in the amount of our consolidated revenues and expenses that are in U.S. dollars relative to Korean won, depreciation in the U.S. dollar relative to the Korean won could result in a material increase in reported costs relative to revenues, and therefore could cause our profit margins and operating income (loss) to appear to decline materially, particularly relative to prior periods. The converse is true if the U.S. dollar were to appreciate relative to the Korean won. As a result of such foreign currency fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors, the trading price of our stock could be adversely affected.

From time to time, we may engage in exchange rate hedging activities in an effort to mitigate the impact of exchange rate fluctuations. Our Korean subsidiary enters into foreign currency option, forward and zero cost collar contracts in order to mitigate a portion of the impact of U.S. dollar-Korean won exchange rate fluctuations on our operating results. These foreign currency option, forward and zero cost collar contracts typically require us to sell specified notional amounts in U.S. dollars and provide us the option to sell specified notional amounts in U.S. dollars during successive months to our counterparty in exchange for Korean won at specified exchange rates. Obligations under these foreign currency option, forward and zero cost collar contracts must be cash collateralized if our exposure exceeds certain specified thresholds. These option, forward and zero cost collar contracts may be terminated by the counterparty in a number of circumstances, including if our long-term debt rating falls below B-/B3 or if our total cash and cash equivalents is less than $30.0 million at the end of a fiscal quarter. We cannot assure you that any hedging technique we implement will be effective. If our hedging activities are not effective, changes in currency exchange rates may have a more significant impact on our results of operations.

Foreign Currency Gain or Loss. Foreign currency translation gains or losses on transactions by us or our subsidiaries in a currency other than our or our subsidiaries’ functional currency are included in our statements of operations as a component of other income (expense). A substantial portion of this net foreign currency gain or loss relates to non-cash translation gain or loss related to the principal balance of intercompany balances at our Korean subsidiary that are denominated in U.S. dollars. This gain or loss results from fluctuations in the exchange rate between the Korean won and U.S. dollar.

Income Taxes. We record our income taxes in each of the tax jurisdictions in which we operate. This process involves using an asset and liability approach whereby deferred tax assets and liabilities are recorded for differences in the financial reporting bases and tax bases of our assets and liabilities. We exercise significant management judgment in determining our provision for income taxes, deferred tax assets and liabilities. We assess whether it is more likely than not that the deferred tax assets existing at the period-end will be realized in future periods. In such assessment, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent results of operations. In the event, we were to determine that it would be able to realize the deferred income tax assets in the future in excess of their net recorded amount, we would adjust the valuation allowance, which would reduce the provision for income taxes. Our income tax expense has been low in absolute dollars and as a percentage of net sales principally due to the availability of tax loss carry-forwards.

Our operations are subject to income and transaction taxes in the United States and in multiple foreign jurisdictions including Korea. Significant estimates and judgments are required in determining our worldwide provision for income taxes. Some of these estimates are based on interpretations of existing tax laws or regulations. The ultimate amount of tax liability may be uncertain as a result.

Capital Expenditures. We invest in manufacturing equipment, software design tools and other tangible and intangible assets for capacity expansion and technology improvement. Capacity expansions and technology improvements typically occur in anticipation of seasonal increases in demand. We typically pay for capital expenditures in partial installments with portions due on order, delivery and final acceptance. Our capital expenditures include our payments for the purchase of property, plant and equipment as well as payments for the registration of intellectual property rights.

Inventories. We monitor our inventory levels in light of product development changes and market expectations. We may be required to take additional charges for quantities in excess of demand, cost in excess of market value and product age. Our analysis may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sales of existing products, product age, customer design activity, customer concentration and other factors. These forecasts require us to estimate our ability to predict demand for current and future products and compare those estimates with our current inventory levels and inventory purchase commitments. Our forecasts for our inventory may differ from actual inventory use.

Principles of Consolidation. Our consolidated financial statements include the accounts of our company and our wholly-owned subsidiaries. All intercompany transactions and balances are eliminated in consolidation.

Segments. We operate in three segments: Display Solutions, Power Solutions and Semiconductor Manufacturing Services. Net sales for the All other category primarily relate to certain business activities that do not constitute operating or reportable segments.

Results of Operations

The following table sets forth, for the periods indicated, certain information related to our operations, expressed in U.S. dollars and as a percentage of our net sales:

	Successor Company						Predecessor
	Year Ended December 31, 2011		Year Ended December 31, 2010		Two-Month Period Ending December 31, 2009		Ten-Month Period Ending October 25, 2009
	(In millions)
	Amount	% of net sales	Amount	% of net sales	Amount	% of net sales	Amount	% of net sales
Consolidated statements of operations data:
Net sales	$772.8	100.0%	$770.4	100.0%	$111.1	100.0%	$449.0	100.0%
Cost of sales	538.5	69.7	526.8	68.4	90.4	81.4	311.1	69.3

Gross profit	234.3	30.3	243.6	31.6	20.7	18.6	137.8	30.7
Selling, general and administrative expenses	68.4	8.8	66.6	8.6	14.5	13.1	56.3	12.5
Research and development expenses	76.8	9.9	8.5	10.8	14.7	13.3	56.1	12.5
Restructuring and impairment charges	4.1	0.5	2.0	0.3	—	—	0.4	0.1
Special expense for IPO incentive	12.1	1.6	—	—	—	—	—	—

Operating income (loss) from continuing operations	72.9	9.4	91.4	11.9	(8.6)	(7.7)	25.0	5.6
Interest expense, net	(25.0)	(3.2)	(22.9)	(3.0)	(1.3)	(1.1)	(31.2)	(6.9)
Foreign currency gain (loss), net	(11.6)	(1.5)	14.7	1.9	9.3	8.4	43.4	9.7
Reorganization items, net	—	—	—	—	—	—	804.6	179.2
Loss on early extinguishment of senior notes	(5.5)	(0.7)	—	—	—	—	—	—
Others	(1.0)	(0.1)	(0.7)	(0.1)	—	—	—	—

	(43.1)	(5.6)	(8.9)	(1.2)	8.1	7.3	816.8	181.9

Income (loss) from continuing operations before income taxes	29.8	3.9	82.5	10.7	(0.5)	(0.5)	841.8	187.5
Income tax expenses	8.0	1.0	8.4	1.1	1.9	1.8	7.3	1.6

Income (loss) from continuing operations	21.8	2.8	74.1	9.6	(2.5)	(2.2)	834.5	185.9
Income from discontinued operations, net of taxes	—	—	—	—	0.5	0.5	6.6	1.5

Net income (loss)	$21.8	2.8%	$74.1	9.6%	$(2.0)	(1.8)%	$841.1	187.3%

Net Sales:
Display Solutions	$339.0	43.9%	$305.9	39.7%	$51.0	46.0%	$231.9	51.6%
Power Solutions	92.5	12.0	57.3	7.4	4.7	4.3	7.6	1.7
Semiconductor Manufacturing Services	338.3	43.8	405.2	52.6	54.8	49.3	206.7	46.0
All other	3.0	0.4	2.1	0.3	0.5	0.5	2.8	0.6

	$772.8	100.0%	$770.4	100.0%	$111.1	100.0%	$449.0	100.0%

Results of Operations—Comparison of Years Ended December 31, 2011 and 2010

The following table sets forth consolidated results of operations for the year ended December 31, 2011 and 2010:

	Successor Company				Change Amount
	Year Ended December 31, 2011		Year Ended December 31, 2010
	Amount	% of Net Sales	Amount	% of Net Sales
	(In millions)
Net sales	$772.8	100.0%	$770.4	100.0%	$2.4
Cost of sales	538.5	69.7	526.8	68.4	11.7

Gross profit	234.3	30.3	243.6	31.6	(9.3)

Selling, general and administrative expenses	68.4	8.8	66.6	8.6	1.8
Research and development expenses	76.8	9.9	83.5	10.8	(6.7)
Restructuring and impairment charges	4.1	0.5	2.0	0.3	2.1
Special expense for IPO incentive	12.1	1.6	—	—	12.1

Operating income (loss) from continuing operations	72.9	9.4	91.4	11.9	(18.6)

Interest expense, net	(25.0)	(3.2)	(22.9)	(3.0)	(2.1)
Foreign currency gain (loss), net	(11.6)	(1.5)	14.7	1.9	(26.3)
Loss on early extinguishment of senior notes	(5.5)	(0.7)	—	—	(5.5)
Others	(1.0)	(0.1)	(0.7)	(0.1)	(0.3)

	(43.1)	(5.6)	(8.9)	(1.2)	(34.2)

Income (loss) from continuing operations before income taxes	29.8	3.9	82.5	10.7	(52.8)
Income tax expenses	8.0	1.0	8.4	1.1	(0.4)

Net income	$21.8	2.8%	$74.1	9.6%	$(52.3)

Net Sales

	Successor Company				Change Amount
	Year Ended December 31, 2011		Year Ended December 31, 2010
	Amount	% of Net Sales	Amount	% of Net Sales
	(In millions)
Display Solutions	$339.0	43.9%	$305.9	39.7%	$33.1
Power Solutions	92.5	12.0	57.3	7.4	35.2
Semiconductor Manufacturing Services	338.3	43.8	405.2	52.6	(66.9)
All other	3.0	0.3	2.1	0.3	1.0

	$772.8	100.0%	$770.4	100.0%	$2.4

Net sales were $772.8 million for the year ended December 31, 2011, a $2.4 million, or 0.3%, increase compared to $770.4 million for the year ended December 31, 2010.

Display Solutions. Net sales from our Display Solutions segment were $339.0 million for the year ended December 31, 2011, a $33.1 million, or 10.8%, increase compared to $305.9 million for the year ended December 31, 2010. The increase was primarily due to a 4.6% increase in product sales volume related to higher demand for certain consumer electronics products such as digital televisions, PCs and smart phones and a 4.5% increase in average selling prices due to an improved product mix.

Power Solutions. Net sales from our Power Solutions segment were $92.5 million for the year ended December 31, 2011, a $35.2 million, or 61.6%, increase compared to $57.3 million for the year ended December 31, 2010. The increase was primarily due to a 56.5% increase in sales volume and a 3.3 % increase in average selling prices driven by an improved product mix and higher demand for MOSFET products from existing and new customers as we expanded this business.

Semiconductor Manufacturing Services. Net sales from our Semiconductor Manufacturing Services segment were $338.3 million for the year ended December 31, 2011, a $66.9 million, or 16.5%, decrease compared to $405.2 million for the year ended December 31, 2010. This decrease was primarily due to a 23.3% decrease in sales volume of eight-inch equivalent wafers driven by weak market demand, which was partially offset by a 7.0% increase in average selling prices due to an improved product mix of advanced process geometry.

All Other. Net sales from All other were $3.0 million for the year ended December 31, 2011, a $1.0 million, or 47.3%, increase compared to $2.1 million for the year ended December 31, 2010. This increase resulted from the disposal of waste materials.

Net Sales by Geographic Region

The following table sets forth our net sales by geographic region and the percentage of total net sales represented by each geographic region for the year ended December 31, 2011, and 2010:

	Successor Company				Change Amount
	Year Ended December 31, 2011		Year Ended December 31, 2010
	Amount	% of Net Sales	Amount	% of Net Sales
	(In millions)
Korea	$397.3	51.4%	$379.1	49.2%	$18.2
Asia Pacific	218.2	28.2	222.1	28.8	(3.9)
Japan	58.2	7.5	57.4	7.5	0.8
North America	81.7	10.6	95.2	12.4	(13.5)
Europe	14.0	1.8	14.9	1.9	(0.9)
Africa	3.4	0.5	1.7	0.2	1.7

	$772.8	100.0%	$770.4	100.0%	$2.4

Net sales in Korea for the year ended December 31, 2011 increased from $379.1 million to $397.3 million compared to the year ended December 31, 2010, or by $18.2 million, or 4.8%, primarily due to increased demand in the market for Display Solution products. Net sales in North America for the year ended December 31, 2011 decreased from $95.2 million to $81.7 million compared to the year ended December 31, 2010, or by $13.5 million, or 14.1%, primarily due to decreased demand for Semiconductor Manufacturing Services products.

Gross Profit

Total gross profit was $234.3 million for the year ended December 31, 2011 compared to $243.6 million for the year ended December 31, 2010, a $9.3 million, or 3.8%, decrease. Gross profit as a percentage of net sales for the year ended December 31, 2011 decreased to 30.3% compared to 31.6% for the year ended December 31, 2010. This decrease in gross margin was primarily attributable to an increase in unit cost of sales resulting from lower utilization of manufacturing facilities in our Semiconductor Manufacturing Services segment. Cost of sales for the year ended December 31, 2011 increased by $11.7 million compared to the year ended December 31, 2010. The increase in cost of sales was primarily due to a $13.2 million increase in subcontractor costs due to the increased sales volume in our Power Solutions segment and Display Solutions segment, which was partially offset by a $5.2 million decrease in material costs due to lower sales volume driven by our Semiconductor Manufacturing Services segment.

Operating Expenses

Selling, General and Administrative Expenses. Selling, general, and administrative expenses were $68.4 million, or 8.8% of net sales for the year ended December 31, 2011, compared to $66.6 million, or 8.6% of net sales for the year ended December 31, 2010.

Research and Development Expenses. Research and development expenses for the year ended December 31, 2011 were $76.8 million, a decrease of $6.7 million, or 8.1%, from $83.5 million for the year ended December 31, 2010. This decrease was primarily due to a $8.5 million decrease in depreciation and amortization expenses due to fully amortized existing technology in 2010. Research and development expenses as a percentage of net sales were 9.9% in the year ended December 31, 2011, compared to 10.8% in the year ended December 31, 2010.

Restructuring and Impairment Charges. Restructuring and impairment charges increased by $2.1 million in the year ended December 31, 2011 compared to the year ended December 31, 2010. Restructuring charges of $1.6 million recorded for the year ended December 31, 2011 were related to the closure of our research and development center in Japan and sales subsidiary in U.K. Impairment charges of $2.5 million for the year ended December 31, 2011 consisted of $2.0 million from twelve abandoned in-process research and development projects and one dropped existing technology, and $0.5 million from one abandoned system project. Impairment charges of $2.0 million recorded in the year ended December 31, 2010 were related to impairment of in-process research and development projects, which were accounted for as indefinite-lived intangible assets as part of the application of fresh-start accounting.

Special expense for the MagnaChip Corporation IPO Incentive. We previously stated our intention to use part of the net proceeds from the MagnaChip Corporation IPO to make incentive payments to all employees, excluding management. The payment of such employee incentives was contingent upon the consummation of the MagnaChip Corporation IPO. We paid the MagnaChip Corporation IPO incentives in March 2011.

Operating Income

As a result of the foregoing, operating income decreased by $18.6 million, or 20.2%, in the year ended December 31, 2011 compared to the year ended December 31, 2010. As discussed above, the decrease in operating income primarily resulted from the payment of a $12.1 million incentive in connection with the MagnaChip Corporation IPO, a $2.1 million increase in restructuring and impairment charges, a $9.3 million decrease in gross profit and a $1.8 million increase in selling, general and administrative expenses, which were partially offset by a $6.7 million decrease in research and development expenses.

Other Income (Expense)

Interest Expense, Net. Net interest expense was $25.0 million during the year ended December 31, 2011, an increase of $2.1 million compared to $22.9 million for the year ended December 31, 2010. Interest expense for the year ended December 31, 2011 was incurred primarily under our $250.0 million principal amount senior notes issued on April 9, 2010. We repurchased $35.0 million and $11.3 million out of $250.0 million aggregate principal amount of our senior notes on May 16 and September 19, 2011, respectively. Interest expense for the year ended December 31, 2010 was incurred under our $250.0 million principal amount senior notes issued on April 9, 2010 and partially incurred under our $61.6 million principal amount of new term loan, which was fully repaid on April 9, 2010.

Foreign Currency Gain (Loss), Net. Net foreign currency loss for the year ended December 31, 2011 was $11.6 million, compared to net foreign currency gain of $14.7 million for the year December 31, 2010. A substantial portion of our net foreign currency gain or loss is non-cash translation gain or loss associated with intercompany balances at our Korean subsidiary and is affected by changes in the exchange rate between the

Korean won and the U.S. dollar. Foreign currency translation gain from intercompany balances was included in determining our consolidated net income since the intercompany balances were not considered long-term investments in nature because management intended to settle these intercompany balances at their respective maturity dates. The Korean won to U.S. dollar exchange rates were 1,153.3:1 and 1,138.9:1 using the first base rate as of December 31, 2011 and December 31, 2010, respectively, as quoted by the Korea Exchange Bank.

Loss on early extinguishment of senior notes. We repurchased $35.0 million and $11.3 million out of $250.0 million aggregate principal amount of our senior notes originally outstanding on May 16 and September 19, 2011, respectively. We recognized $5.5 million of loss on early extinguishment of our senior notes, which consisted of $4.0 million from repurchase premium, $0.6 million from write-off of discounts, $0.6 million from write-off of debt issuance costs and $0.3 million from incurrence of direct legal and advisory service fees.

Others. Others were comprised of gains and losses on valuation of derivatives which were designated as hedging instruments. Net loss on valuation of derivatives for the year ended December 31, 2011 represents either hedge ineffectiveness or components of changes in fair value of derivatives excluded from the assessments of hedge effectiveness.

Income Tax Expenses. Income tax expenses for the year ended December 31, 2011 were $8.0 million, compared to income tax expenses of $8.4 million for the year ended December 31, 2010. Income tax expenses for the year ended December 31, 2011 were comprised of $0.2 million of current income tax expenses, net incurred in various jurisdictions in which our overseas subsidiaries are located, $5.9 million of withholding taxes mostly accrued on intercompany interest payments, which would be utilized as foreign tax credits, but due to the uncertainty of utilization, full valuation allowance was recognized, $0.6 million of additional recognition of liabilities for uncertain tax positions and a $1.3 million income tax effect from the change of deferred tax assets.

Net Income (Loss)

As a result of the foregoing, net income decreased by $52.3 million in the year ended December 31, 2011 compared to the year ended December 31, 2010. As discussed above, the decrease in net income was primarily due to a $26.3 million decrease in foreign currency gain, a $18.6 million decrease in operating income, a $2.1 million increase in interest expenses and a $5.5 million of loss on early extinguishment of senior notes, which were partially offset by a $0.4 million decrease in income tax expenses.

Results of Operations—Comparison of Years Ended December 31, 2010 and December 31, 2009

The following table sets forth consolidated results of operations for the year ended December 31, 2010, the two-month period ended December 31, 2009 and the ten-month period ended October 25, 2009:

	Successor Company				Predecessor Company
	Year Ended December 31, 2010		Two-Month Period Ended December 31, 2009		Ten-Month Period Ended October 25, 2009
	Amount	% of Net Sales	Amount	% of Net Sales	Amount	% of Net Sales	Change Amount
	(In millions)
Net sales	$770.4	100.0%	$111.1	100.0%	$449.0	100.0%	$210.3
Cost of sales	526.8	68.4	90.4	81.4	311.1	69.3	125.3

Gross profit	243.6	31.6	20.7	18.6	137.8	30.7	85.0

Selling, general and administrative expenses	66.6	8.6	14.5	13.1	56.3	12.5	(4.2)
Research and development expenses	83.5	10.8	14.7	13.3	56.1	12.5	12.6
Restructuring and impairment charges	2.0	0.3	—	—	0.4	0.1	1.6

Operating income (loss) from continuing operations	91.4	11.9	(8.6)	(7.7)	25.0	5.6	75.0

Interest expense, net	(22.9)	(3.0)	(1.3)	(1.1)	(31.2)	(6.9)	9.5
Foreign currency gain, net	14.7	1.9	9.3	8.4	43.4	9.7	(38.1)
Reorganization items, net	—	—	—	—	804.6	179.2	(804.6)
Others	(0.7)	(0.1)	—	—	—	—	(0.7)

	(8.9)	(1.2)	8.1	7.3	816.8	181.9	(833.8)

Income (loss) from continuing operations before income taxes	82.5	10.7	(0.5)	(0.5)	841.8	187.5	(758.8)
Income tax expenses	8.4	1.1	1.9	1.8	7.3	1.6	(0.9)

Income (loss) from continuing operations	74.1	9.6	(2.5)	(2.2)	834.5	185.9	(757.9)

Income from discontinued operations, net of taxes	—	—	0.5	0.5	6.6	1.5	(7.1)

Net income (loss)	$74.1	9.6%	$(2.0)	(1.8)%	$841.1	187.3%	$(765.0)

Net Sales

	Successor Company				Predecessor Company
	Year Ended December 31, 2010		Two-Month Period Ended December 31, 2009		Ten-Month Period Ended October 25, 2009
	Amount	% of Net Sales	Amount	% of Net Sales	Amount	% of Net Sales	Change Amount
	(In millions)
Display Solutions	$305.9	39.7%	$51.0	46.0%	$231.9	51.6%	$22.9
Power Solutions	57.3	7.4	4.7	4.3	7.6	1.7	44.9
Semiconductor Manufacturing Services	405.2	52.6	54.8	49.3	206.7	46.0	143.8
All other	2.1	0.3	0.5	0.5	2.8	0.6	(1.3)

	$770.4	100.0%	$111.1	100.0%	$449.0	100.0%	$210.3

Net sales were $770.4 million for the year ended December 31, 2010, a $210.3 million, or 37.6%, increase compared to $560.1 million for the combined twelve-month period ended December 31, 2009, or $111.1 million for the two-month period ended December 31, 2009 and $449.0 million for the ten-month period ended October 25, 2009. This increase was primarily due to increases in our product sales volume driven by overall business recovery in the market and an improved product mix, which were partially offset by a decrease in average selling prices.

Display Solutions. Net sales from our Display Solutions segment were $305.9 million for the year ended December 31, 2010, a $22.9 million, or 8.1%, increase compared to $282.9 million for the combined twelve-month period ended December 31, 2009, or $51.0 million for the two-month period ended December 31, 2009 and $231.9 million for the ten-month period ended October 25, 2009. The increase was primarily due to a 26.6% increase in sales volume. Sales volume increased as the consumer electronics industry began to recover from the economic slowdown and demand and shipments for certain consumer electronics products such as digital televisions, PCs and smart phones increased. This increase was partially offset by a 15.1% decrease in average selling prices, which was primarily from consumer price declines for LCD televisions, PC monitors and mobile devices.

Power Solutions. Net sales from our Power Solutions segment were $57.3 million for the year ended December 31, 2010, a $44.9 million, or 362.9%, increase compared to $12.4 million for the combined twelve-month period ended December 31, 2009, or $4.7 million for the two-month period ended December 31, 2009 and $7.6 million for the ten-month period ended October 25, 2009. The increase was primarily due to a 173.5% increase in sales volume and a 69.2% increase in average selling prices driven by an improved product mix and higher demand for MOSFET products from existing and new customers as we grew this business.

Semiconductor Manufacturing Services. Net sales from our Semiconductor Manufacturing Services segment were $405.2 million for the year ended December 31, 2010, a $143.8 million, or 55.0%, increase compared to $261.4 million for the combined twelve-month period ended December 31, 2009, or $54.8 million for the two-month period ended December 31, 2009 and $206.7 million for the ten-month period ended October 25, 2009. This increase was primarily due to a 52.1% increase in sales volume and 2.0% increase in average selling prices of eight-inch equivalent wafers driven by a strong market demand upside due to the recovery from the economic slowdown and an improved product mix of advanced process geometry.

All Other. Net sales from All other were $2.1 million for the year ended December 31, 2010, a $1.3 million, or 38.5%, decrease compared to $3.3 million for the combined twelve-month period ended December 31, 2009, or $0.5 million for the two-month period ended December 31, 2009 and $2.8 million for the ten-month period ended October 25, 2009. This decrease resulted from lower rental income due to the relocation of one lessee of our building.

Net Sales by Geographic Region

The following table sets forth our net sales by geographic region and the percentage of total net sales represented by each geographic region for the year ended December 31, 2010, the two-month period ended December 31, 2009 and the ten-month period ended October 25, 2009:

	Successor Company				Predecessor Company
	Year Ended December 31, 2010		Two-Month Period Ended December 31, 2009		Ten-Month Period Ended October 25, 2009
	Amount	% of Net Sales	Amount	% of Net Sales	Amount	% of Net Sales	Change Amount
	(In millions)
Korea	$379.1	49.2%	$62.2	56.0%	$244.3	54.4%	$72.5
Asia Pacific	222.1	28.8	25.6	23.0	116.9	26.0	79.6
Japan	57.4	7.5	6.5	5.8	31.6	7.0	19.3
North America	95.2	12.4	14.9	13.4	48.5	10.8	31.8
Europe	14.9	1.9	1.9	1.7	7.7	1.7	5.4
Africa	1.7	0.2	—	—	—	—	1.7

	$770.4	100.0%	$111.1	100.0%	$449.0	100.0%	$210.3

Net sales in Korea for the year ended December 31, 2010 increased compared to the combined twelve-month period ended December 31, 2009, primarily due to the overall business recovery in the market and increased demand for Display Solutions products and Semiconductor Manufacturing Services. Net sales in Asia Pacific and North America for the year ended December 31, 2010 increased compared to the combined twelve-month period ended December 31, 2009, primarily due to the overall business recovery in the market and increased demand for Semiconductor Manufacturing Services and Power Solutions products.

Gross Profit

Total gross profit was $243.6 million for the year ended December 31, 2010 compared to $158.5 million for the combined twelve-month period ended December 31, 2009, or $20.7 million for the two-month period ended December 31, 2009 and $137.8 million for the ten-month period ended October 25, 2009, a $85.0 million, or 53.6%, increase. Gross profit as a percentage of net sales for the year ended December 31, 2010 increased to 31.6% compared to 28.3% for the combined twelve-month period ended December 31, 2009. This increase in gross margin was primarily attributable to increased sales volume and a positive favorable impact on cost of sales in 2010 by the fresh-start inventory valuation, partially offset by lower average selling prices, which adversely impacted cost of sales to a greater extent than the favorable impact on net sales. Cost of sales for the year ended December 31, 2010 increased by $125.3 million compared to the combined twelve-month period ended December 31, 2009. The increase in cost of sales was primarily due to a $27.0 million increase in material costs, a $40.0 million increase in labor costs resulting from the increased sales volume and the reinstatement of our salary levels from our company-wide voluntary salary reductions that were in effect in the first half of 2009, a $16.9 million increase in subcontractor costs due to the increased sales volume and a $22.4 million increase in overhead costs related to maintenance, repair and supplies expense incurred for maintaining higher levels of utilization of our manufacturing facilities.

Operating Expenses

Selling, General and Administrative Expenses. Selling, general, and administrative expenses were $66.6 million, or 8.6% of net sales for the year ended December 31, 2010, compared to $70.8 million, or 12.6% of net sales for the combined twelve-month period ended December 31, 2009. The decrease of $4.2 million, or 5.9%, was primarily attributable to a $15.3 million decrease in outside service expenses, primarily due to a decrease in restructuring-related professional fees and related expenses. These decreases were partially offset by a $7.3 million increase in salaries and severance benefits resulting from the reinstatement of our salary levels from our company-wide voluntary salary reductions that were in effect in the first half of 2009.

Research and Development Expenses. Research and development expenses for the year ended December 31, 2010 were $83.5 million, an increase of $12.6 million, or 17.8%, from $70.9 million for the combined twelve-month period ended December 31, 2009. This increase was due to a $5.1 million increase in salaries and related expenses resulting from the reinstatement of our salary levels from our company-wide voluntary salary reductions that were in effect in the first half of 2009, a $1.9 million increase in material costs, a $1.1 million increase in outside service fees and a $4.2 million increase in amortization expenses due to the write-up of our intangible assets in accordance with fresh-start accounting. These increases were partially offset by a $5.3 million decrease in costs transferred from manufacturing to research and development expenses due to improved facilities utilization resulting from our higher net sales. Research and development expenses as a percentage of net sales were 10.8% in the year ended December 31, 2010, compared to 12.7% in the combined twelve-month period ended December 31, 2009.

Restructuring and Impairment Charges. Restructuring and impairment charges increased by $1.6 million in the year ended December 31, 2010 compared to the combined twelve-month period ended December 31, 2009. Impairment charges of $2.0 million recorded in the year ended December 31, 2010 were related to impairment of in-process research and development projects, which were accounted for as indefinite-lived intangible assets as part of the application of fresh-start accounting. Of the impairment charges of $2.0 million, $1.6 million of impairment charges were recognized for abandoned in-process research and development projects and $0.4 million of impairment charges were recognized as a result of our annual impairment test of in-process research and development. Restructuring charges of $0.4 million recorded in the combined twelve-month period ended December 31, 2009 were related to the closure of our research and development facilities in Japan.

Operating Income from Continuing Operations

As a result of the foregoing, operating income from continuing operations increased by $75.0 million, or 458.5%, in the year ended December 31, 2010 compared to the combined twelve-month period ended December 31, 2009. As discussed above, the increase in operating income from continuing operations was primarily a result of the 37.6% increase in net sales over the prior year, partially offset by a $12.6 million, or 17.8%, increase in research and development expenses during the same year. The increase in net sales for the year ended December 31, 2010 is mainly due to increased sales volume driven by overall business recovery in the market and an improved product mix, primarily in connection with our Semiconductor Manufacturing Services segment.

Other Income (Expense)

Interest Expense, Net. Net interest expense was $22.9 million during the year ended December 31, 2010, a decrease of $9.5 million compared to $32.4 million for the combined twelve-month period ended December 31, 2009. Interest expense for the year ended December 31, 2010 was incurred under our $250.0 million principal amount senior notes issued on April 9, 2010 and partially incurred under our new term loan, which was fully repaid on April 9, 2010. Interest expense for the combined twelve-month period ended December 31, 2009 was mainly incurred under our $750.0 million principal amount of notes and $95.0 million senior secured credit facility. Upon our emergence from reorganization proceedings, our $750.0 million notes were discharged pursuant to the reorganization plan. On November 6, 2009, $33.3 million of our senior secured credit facility was repaid in cash and $61.8 million was refinanced with the new term loan.

Foreign Currency Gain (Loss), Net. Net foreign currency gain for the year ended December 31, 2010 was $14.7 million, compared to net foreign currency gain of $52.8 million for the combined twelve-month period ended December 31, 2009. A substantial portion of our net foreign currency gain or loss is non-cash translation gain or loss associated with intercompany balances at our Korean subsidiary and is affected by changes in the exchange rate between the Korean won and the U.S. dollar. Foreign currency translation gain from intercompany balances was included in determining our consolidated net income since the intercompany balances were not considered long-term investments in nature because management intended to settle these intercompany balances at their respective maturity dates. The Korean won to U.S. dollar exchange rates were 1,138.9:1 and 1,167.6:1 using the first base rate as of December 31, 2010 and December 31, 2009, respectively, as quoted by the Korea Exchange Bank.

Others. Others for the year ended December 31, 2010 was comprised of dividend income from our investment in equity instruments and loss on valuation of derivatives which were designated as hedging instruments. The majority of the loss was loss on valuation of derivatives which represents either hedge ineffectiveness or components of changes in fair value of derivatives excluded from the assessments of hedge effectiveness.

Income Tax Expenses. Income tax expenses for the year ended December 31, 2010 were $8.4 million, compared to income tax expenses of $9.2 million for the combined twelve-month period ended December 31, 2009. Income tax expenses for the year ended December 31, 2010 were comprised of $0.6 million of current income tax expenses, net incurred in various jurisdictions in which our overseas subsidiaries are located, $5.4 million of withholding taxes mostly accrued on intercompany interest payments, which would be utilized as foreign tax credits, but due to the uncertainty of utilization, full valuation allowance was recognized, $2.5 million of additional recognition of liabilities for uncertain tax positions and a $1.5 million income tax effect from the change of deferred tax assets less $1.6 million reversal of liabilities for uncertain tax positions due to the lapse of the applicable statute of limitations.

Income from Discontinued Operations, Net of Taxes

Income from Discontinued Operations, Net of Taxes. During 2008, we closed our Imaging Solutions business segment. During the combined twelve-month period ended December 31, 2009, we recognized net income of $7.1 million relating to our discontinued operations, largely due to the sales of patents related to our closed Imaging Solutions business segment, which resulted in an $8.3 million gain.

Net Income (Loss)

As a result of the foregoing, net income decreased by $765.0 million in the year ended December 31, 2010 compared to the combined twelve-month period ended December 31, 2009. As discussed above, the decrease in net income was primarily due to $804.6 million decrease in net reorganization gain directly associated with our reorganization proceedings and primarily reflects the discharge of liabilities of $798.0 million, partially offset by an increase in operating income from continuing operations of $75.0 million, or 458.5%, compared to the combined twelve-month period ended December 31, 2009.

Additional Business Metrics Evaluated by Management

Adjusted EBITDA and Adjusted Net Income

We define Adjusted EBITDA as net income (loss) less income from discontinued operations, net of taxes, adjusted to exclude (i) depreciation and amortization associated with continuing operations, (ii) interest expense, net, (iii) income tax expenses, (iv) restructuring and impairment charges, (v) other restructuring charges, (vi) reorganization items, net, (vii) the increase in cost of sales resulting from the fresh-start accounting inventory step-up, (viii) equity-based compensation expense, (ix) foreign currency loss (gain), net, (x) derivative valuation loss, net, (xi) one-time incentive payments in connection with the MagnaChip Corporation IPO and (xii) loss on early extinguishment of senior notes. See the footnotes to the table below for further information regarding these items. We present Adjusted EBITDA as a supplemental measure of our performance because:

•	Adjusted EBITDA eliminates the impact of a number of items that may be either one time or recurring items that we do not consider to be indicative of our core ongoing operating performance;

•	we believe that Adjusted EBITDA is an enterprise level performance measure commonly reported and widely used by analysts and investors in our industry;

•	we anticipate that our investor and analyst presentations after we are public will include Adjusted EBITDA; and

•

we believe that Adjusted EBITDA provides investors with a more consistent measurement of period to period performance of our core operations, as well as a comparison of our operating performance to that of other companies in our industry.

We use Adjusted EBITDA in a number of ways, including:

•	for planning purposes, including the preparation of our annual operating budget;

•	to evaluate the effectiveness of our enterprise level business strategies;

•	in communications with our board of directors concerning our consolidated financial performance; and

•	in certain of our compensation plans as a performance measure for determining incentive compensation payments.

We encourage you to evaluate each adjustment and the reasons we consider them appropriate. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Adjusted EBITDA is not a measure defined in accordance with GAAP and should not be construed as an alternative to income from continuing operations, cash flows from operating activities or net income (loss), as determined in accordance with GAAP. A reconciliation of net income (loss) to Adjusted EBITDA is as follows:

	Successor			Predecessor
	Year Ended December 31, 2011	Year Ended December 31, 2010	Two-Month Period Ended December 31, 2009	Ten-Month Period Ended October 25, 2009
	(In millions)
Net income (loss)	$21.8	$74.1	$(2.0)	$841.1
Less: Income from discontinued operations, net of taxes	—	—	0.5	6.6

Income (loss) from continued operations	21.8	74.1	(2.5)	834.5
Adjustments:
Depreciation and amortization associated with continued operations	51.2	58.4	11.2	37.7
Interest expense, net	25.0	22.9	1.3	31.2
Income tax expenses	8.0	8.4	1.9	7.3
Restructuring and impairment charges(a)	4.1	2.0	—	0.4
Other restructuring charges(b)	—	—	—	13.3
Reorganization items, net(c)	—	—	—	(804.6)
Inventory step-up(d)	—	0.9	17.2	—
Equity-based compensation expense(e)	2.2	5.2	2.2	0.2
Foreign currency loss (gain), net(f)	11.6	(14.7)	(9.3)	(43.4)
Derivative valuation loss, net(g)	1.0	0.7	—	—
Special expense for IPO incentive(h)	12.1	—	—	—
Loss on early extinguishment of senior notes(i)	5.5	—	—	—

Adjusted EBITDA	$142.5	$157.9	$22.1	$76.6

(a)

This adjustment is comprised of all items included in the restructuring and impairment charges line item on our consolidated statements of operations, and eliminates the impact of restructuring and impairment charges related to (i) for 2011, restructuring charges of $1.6 million related to the closure of our research and development center in Japan and sales subsidiary in the U.K. and impairment charges related to $2.0 million from twelve abandoned in-process research and development projects and one dropped existing technology, $0.4 million from one abandoned system project and $0.1 million from impairment of tangible and intangible assets, (ii) for 2010, impairment charges of $2.0 million recorded, of which $1.6 million of impairment charges were recognized for abandoned in-process research and development projects and $0.4 million of impairment charges were recognized as a result of an annual impairment test of in-process research and development, accounted for as indefinite-lived intangible assets as part of the application of fresh-start accounting and (iii) for 2009, termination benefits and other related costs, for the ten-month period ended October 25, 2009 in connection with the closure of one of our research and development facilities in Japan. We do not believe these restructuring and impairment charges are indicative of our core ongoing operating performance because we do not anticipate similar facility closures and market driven events in our ongoing operations, although we cannot guarantee that similar events will not occur in the future.
(b)	This adjustment relates to certain restructuring charges that are not included in the restructuring and impairment charges line item on our consolidated statements of operations. These items are included in selling, general and administrative expenses in our consolidated statements of operations and comprised of a charge of $13.3 million for restructuring-related professional fees and related expenses for 2009. We do not believe these other restructuring charges are indicative of our core ongoing operating performance because these charges were related, in significant part, to actions we took in response to the impacts on our business resulting from the global economic recession that persisted through 2008 and 2009. We cannot guarantee that similar charges will not be incurred in the future.
(c)	This adjustment eliminates the impact of largely non-cash reorganization income and expense items directly associated with our reorganization proceedings from our ongoing operations including, among others, professional fees, the revaluation of assets, the effects of the Chapter 11 reorganization plan and fresh-start accounting principles and the write-off of debt issuance costs. Included in reorganization items, net for the ten-month period ended October 25, 2009 was our predecessor’s gain recognized from the effects of our reorganization proceedings. The gain results from the difference between our predecessor’s carrying value of remaining pre-petition liabilities subject to compromise and the amounts to be distributed pursuant to the reorganization proceedings. The gain from the effects of the reorganization proceedings and the application of fresh-start accounting principles is comprised of the discharge of liabilities subject to compromise, net of the issuance of new common units and new warrants and the accrual of amounts to be settled in cash. For details regarding this adjustment, see Note 6 to the consolidated financial statements of MagnaChip Semiconductor Corporation included in the 10-K Report. We do not believe these items are indicative of our core ongoing operating performance because they were incurred as a result of our Chapter 11 reorganization.
(d)	This adjustment eliminates the one-time impact on cost of sales associated with the write-up of our inventory in accordance with the principles of fresh-start accounting upon consummation of the Chapter 11 reorganization.
(e)	This adjustment eliminates the impact of non-cash equity-based compensation expenses. Although we expect to incur non-cash equity-based compensation expenses in the future, we believe that analysts and investors will find it helpful to review our operating performance without the effects of these non-cash expenses, as supplemental information.
(f)	This adjustment eliminates the impact of non-cash foreign currency translation associated with intercompany debt obligations and foreign currency denominated receivables and payables, as well as the cash impact of foreign currency transaction gains or losses on collection of such receivables and payment of such payables. Although we expect to incur foreign currency translation gains or losses in the future, we believe that analysts and investors will find it helpful to review our operating performance without the effects of these primarily non-cash gains or losses, as supplemental information.
(g)

This adjustment eliminates the impact of gain or loss recognized in income on derivatives, which represents hedge ineffectiveness or derivatives value changes excluded from the risk being hedged. We enter into derivative transactions to mitigate foreign exchange risks. As our derivative transactions are limited to a certain portion of our expected cash flows denominated in USD, and we do not enter into derivative transactions for trading or speculative purposes, we do not believe that these charges or gains are indicative of our core operating performance.
(h)	This adjustment eliminates the one-time impact of incentive payments to all employees excluding management in connection with the MagnaChip Corporation IPO.
(i)	This adjustment eliminates the impact of loss on repurchase of $46.3 million of our senior notes for the year ended December 31, 2011.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

•	Adjusted EBITDA does not consider the potentially dilutive impact of issuing equity-based compensation to our management team and employees;

•	Adjusted EBITDA does not reflect the costs of holding certain assets and liabilities in foreign currencies; and

•	other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally.

We present Adjusted Net Income as a further supplemental measure of our performance. We prepare Adjusted Net Income by adjusting net income (loss) to eliminate the impact of a number of non-cash expenses and other items that may be either one time or recurring that we do not consider to be indicative of our core ongoing operating performance. We believe that Adjusted Net Income is particularly useful because it reflects the impact of our asset base and capital structure on our operating performance. We present Adjusted Net Income for a number of reasons, including:

•	we use Adjusted Net Income in communications with our board of directors concerning our consolidated financial performance;

•	we believe that Adjusted Net Income is an enterprise level performance measure commonly reported and widely used by analysts and investors in our industry; and

•	we anticipate that our investor and analyst presentations after we are public will include Adjusted Net Income.

•

Adjusted Net Income is not a measure defined in accordance with GAAP and should not be construed as an alternative to income from continuing operations, cash flows from operating activities or net income (loss), as determined in accordance with GAAP. We encourage you to evaluate each adjustment and the reasons we consider them appropriate. Other companies in our industry may calculate Adjusted Net Income differently than we do, limiting its usefulness as a comparative measure. In addition, in evaluating Adjusted Net Income, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. We define Adjusted Net Income as net income (loss) less income from discontinued operations, net of taxes, excluding (i) restructuring and impairment charges, (ii) other restructuring charges, (iii) reorganization items, net, (iv) the increase in cost of sales resulting from the fresh-start accounting inventory step-up, (v) equity-based compensation expense, (vi) amortization of intangibles associated with continuing operations, (vii) foreign currency loss (gain), net, (viii) derivative valuation loss, net, (ix) one-time incentive payments in connection with the MagnaChip Corporation IPO and (x) loss on early extinguishment of senior notes.

The following table summarizes the adjustments to net income (loss) that we make in order to calculate Adjusted Net Income for the periods indicated:

	Successor			Predecessor
	Year Ended December 31, 2011	Year Ended December 31, 2010	Two-Month Period Ended December 31, 2009	Ten-Month Period Ended October 25, 2009
	(In millions)
Net income (loss)	$21.8	$74.1	$(2.0)	$841.1
Less: Income from discontinued operations, net of taxes	—	—	0.5	6.6

Income (loss) from continued operations	21.8	74.1	(2.5)	834.5
Adjustments:
Restructuring and impairment charges(a)	4.1	2.0	—	0.4
Other restructuring charges(b)	—	—	—	13.3
Reorganization items, net(c)	—	—	—	(804.6)
Inventory step-up(d)	—	0.9	17.2	—
Equity-based compensation expense(e)	2.2	5.2	2.2	0.2
Amortization of intangibles associated with continuing operations(f)	8.1	21.0	5.6	8.8
Foreign currency loss (gain), net(g)	11.6	(14.7)	(9.3)	(43.4)
Derivative valuation loss, net(h)	1.0	0.7	—	—
Special expense for IPO incentive(i)	12.1	—	—	—
Loss on early extinguishment of senior notes(j)	5.5	—	—	—

Adjusted Net Income (Loss)	$66.4	$89.2	$13.3	$9.3

(a)	This adjustment is comprised of all items included in the restructuring and impairment charges line item on our consolidated statements of operations, and eliminates the impact of restructuring and impairment charges related to (i) for 2011, restructuring charges of $1.6 million related to the closure of our research and development center in Japan and sales subsidiary in the U.K. and impairment charges related to $2.0 million from twelve abandoned in-process research and development projects and one dropped existing technology, $0.4 million from one abandoned system project and $0.1 million from impairment of tangible and intangible assets, (ii) for 2010, impairment charges of $2.0 million recorded, of which $1.6 million of impairment charges were recognized for abandoned in-process research and development projects and $0.4 million of impairment charges were recognized as a result of an annual impairment test of in-process research and development, accounted for as indefinite-lived intangible assets as part of the application of fresh-start accounting and (iii) for 2009, termination benefits and other related costs, for the ten-month period ended October 25, 2009 in connection with the closure of one of our research and development facilities in Japan. We do not believe these restructuring and impairment charges are indicative of our core ongoing operating performance because we do not anticipate similar facility closures and market driven events in our ongoing operations, although we cannot guarantee that similar events will not occur in the future.

(b)	This adjustment relates to certain restructuring charges that are not included in the restructuring and impairment charges line item on our consolidated statements of operations. These items are included in selling, general and administrative expenses in our consolidated statements of operations and comprised of a charge of $13.3 million for restructuring-related professional fees and related expenses for 2009. We do not believe these other restructuring charges are indicative of our core ongoing operating performance because these charges were related, in significant part, to actions we took in response to the impacts on our business resulting from the global economic recession that persisted through 2008 and 2009. We cannot guarantee that similar charges will not be incurred in the future.
(c)	This adjustment eliminates the impact of largely non-cash reorganization income and expense items directly associated with our reorganization proceedings from our ongoing operations including, among others, professional fees, the revaluation of assets, the effects of the Chapter 11 reorganization plan and fresh-start accounting principles and the write-off of debt issuance costs. Included in reorganization items, net for the ten-month period ended October 25, 2009 was our predecessor’s gain recognized from the effects of our reorganization proceedings. The gain results from the difference between our predecessor’s carrying value of remaining pre-petition liabilities subject to compromise and the amounts to be distributed pursuant to the reorganization proceedings. The gain from the effects of the reorganization proceedings and the application of fresh-start accounting principles is comprised of the discharge of liabilities subject to compromise, net of the issuance of new common units and new warrants and the accrual of amounts to be settled in cash. For details regarding this adjustment, see note 6 to the consolidated financial statements of MagnaChip Semiconductor Corporation included elsewhere in the 10-K Report. We do not believe these items are indicative of our core ongoing operating performance because they were incurred as a result of our reorganization proceedings.
(d)	This adjustment eliminates the one-time impact on cost of sales associated with the write-up of our inventory in accordance with the principles of fresh-start accounting upon consummation of the Chapter 11 reorganization.
(e)	This adjustment eliminates the impact of non-cash equity-based compensation expenses. Although we expect to incur non-cash equity-based compensation expenses in the future, we believe that analysts and investors will find it helpful to review our operating performance without the effects of these non-cash expenses, as supplemental information.
(f)	This adjustment eliminates the non-cash impact of amortization expense for intangible assets created as a result of the purchase accounting treatment of the Original Acquisition and other subsequent acquisitions, and from the application of fresh-start accounting in connection with the reorganization proceedings. We do not believe these non-cash amortization expenses for intangibles are indicative of our core ongoing operating performance because the assets would not have been capitalized on our balance sheet but for the application of purchase accounting or fresh-start accounting, as applicable.
(g)	This adjustment eliminates the impact of non-cash foreign currency translation associated with intercompany debt obligations and foreign currency denominated receivables and payables, as well as the cash impact of foreign currency transaction gains or losses on collection of such receivables and payment of such payables. Although we expect to incur foreign currency translation gains or losses in the future, we believe that analysts and investors will find it helpful to review our operating performance without the effects of these primarily non-cash gains or losses, as supplemental information.
(h)	This adjustment eliminates the impact of gain or loss recognized in income on derivatives, which represents hedge ineffectiveness or derivatives value changes excluded from the risk being hedged. We enter into derivative transactions to mitigate foreign exchange risks. As our derivative transactions are limited to a certain portion of our expected cash flows denominated in USD, and we do not enter into derivative transactions for trading or speculative purposes, we do not believe that these charges or gains are indicative of our core operating performance.
(i)	This adjustment eliminates the one-time impact of incentive payments to all employees excluding management in connection with the MagnaChip Corporation IPO.
(j)	This adjustment eliminates the impact of loss on repurchase of $46.3 million of our senior notes for the year ended December 31, 2011.

Adjusted Net Income has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted Net Income does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	Adjusted Net Income does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted Net Income does not consider the potentially dilutive impact of issuing equity-based compensation to our management team and employees;

•	Adjusted Net Income does not reflect the costs of holding certain assets and liabilities in foreign currencies; and

•	other companies in our industry may calculate Adjusted Net Income differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted Net Income should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted Net Income only supplementally.

Periodic Results of Operations

The following tables set forth unaudited selected consolidated financial data for each of the quarters in the eight-quarter period ended December 31, 2011. The information for each of these periods has been prepared on the same basis as the audited financial statements included elsewhere in the 10-K Report and, in the opinion of management, includes adjustments for normal recurring items, necessary for the fair statement of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in the 10-K Report. These operating results are not necessarily indicative of our operating results for any future period.

	Successor(1)
	Three months ended
	December 31, 2011*	September 30, 2011*	June 30, 2011*	March 31, 2011*	December 31, 2010*	September 30, 2010*	June 30, 2010*	March 31, 2010*
	(In millions)
Net sales	$180.8	$200.4	$203.7	$187.9	$186.8	$209.4	$194.7	$179.5
Cost of sales	129.3	140.3	137.5	131.4	126.4	140.1	130.2	130.1

Gross profit	51.5	60.1	66.2	56.5	60.4	69.3	64.5	49.4

Selling, general and administrative expenses	17.5	17.9	17.5	15.4	16.6	16.2	16.0	17.9
Research and development expenses	18.7	19.0	20.6	18.5	19.3	23.1	20.5	20.5
Restructuring and impairment charges	—	1.6	2.5	—	1.0	0.4	0.3	0.3
Special expense for IPO incentive	—	—	—	12.1	—	—	—	—

Operating income	15.3	21.6	25.6	10.4	23.5	29.6	27.8	10.6

Interest expense, net	(5.6)	(5.9)	(6.4)	(7.1)	(7.0)	(7.3)	(6.6)	(2.0)
Foreign currency gain (loss), net	16.8	(68.1)	18.2	21.4	—	41.4	(48.3)	21.6
Loss on early extinguishment of senior notes	—	(1.4)	(4.1)	—	—	—	—	—
Others	(0.9)	(0.5)	0.2	0.2	—	0.3	(1.0)	(0.1)

	10.3	(75.8)	8.0	14.4	(7.0)	34.4	(55.8)	19.5
Income (loss) before income taxes	25.6	(54.2)	33.6	24.8	16.5	64.0	(28.0)	30.1
Income tax expenses (benefits)	1.9	1.8	2.0	2.4	4.2	2.5	2.7	(1.0)

Net income (loss)	$23.7	$(56.0)	$31.6	$22.5	$12.3	$61.5	$(30.7)	$31.1

Earning (loss) per share/unit—
Basic	$0.61	$(1.43)	$0.81	$0.59	$0.32	$1.63	$(0.81)	$0.82
Diluted	$0.61	$(1.43)	$0.78	$0.57	$0.31	$1.57	$(0.81)	$0.81

Supplemental Data (unaudited):
Adjusted EBITDA(2)	$24.5	$36.8	$44.1	$37.1	$39.7	$45.7	$43.8	$28.7
Adjusted Net Income(3)	10.1	18.2	22.4	15.7	17.4	26.2	25.7	19.9

*	Derived from our unaudited interim consolidated financial statements.
(1)	As of October 25, 2009, the fresh-start adoption date, we adopted fresh-start accounting for our consolidated financial statements. Because of the emergence from reorganization proceedings and adoption of fresh-start accounting, the historical financial information for periods after October 25, 2009 is not fully comparable to periods before October 25, 2009.

(2)	We define Adjusted EBITDA as net income (loss), adjusted to exclude (i) depreciation and amortization, (ii) interest expense, net, (iii) income tax expenses (benefits), (iv) restructuring and impairment charges, (v) the increase in cost of sales resulting from the fresh-start accounting inventory step-up, (vi) equity-based compensation expense, (vii) foreign currency loss (gain), net, (viii) derivative valuation loss (gain), net, (ix) one-time incentive payments in connection with the MagnaChip Corporation IPO and (x) loss on early extinguishment of senior notes. A reconciliation of net income (loss) to Adjusted EBITDA is as follows:

	Successor(1)
	Three months ended
	December 31, 2011*	September 30, 2011*	June 30, 2011*	March 31, 2011*	December 31, 2010*	September 30, 2010*	June 30, 2010*	March 31, 2010*
	(In millions)
Net income (loss)	$23.7	$(56.0)	$31.6	$22.5	$12.3	$61.5	$(30.7)	$31.1
Adjustments:
Depreciation and amortization	8.9	13.0	15.4	13.9	14.1	14.3	14.5	15.5
Interest expense, net	5.6	5.9	6.4	7.1	7.0	7.3	6.6	2.0
Income tax expenses (benefits)	1.9	1.8	2.0	2.4	4.2	2.5	2.7	(1.0)
Restructuring and impairment charges(a)	—	1.6	2.5	—	1.0	0.4	0.3	0.3
Inventory step-up(b)	—	—	—	—	—	—	—	0.9
Equity-based compensation expense(c)	0.3	0.6	0.6	0.6	1.2	1.3	1.3	1.5
Foreign currency loss (gain), net(d)	(16.8)	68.1	(18.2)	(21.4)	—	(41.4)	48.3	(21.6)
Derivative valuation loss (gain), net(e)	0.9	0.5	(0.2)	(0.2)	—	(0.3)	1.0	0.1
Special expense for IPO incentive(f)	—	—	—	12.1	—	—	—	—
Loss on early extinguishment of senior notes(g)	—	1.4	4.1	—	—	—	—	—

Adjusted EBITDA	$24.5	$36.8	$44.1	$37.1	$39.7	$45.7	$43.8	$28.7

(a)	This adjustment is comprised of all items included in the restructuring and impairment charges line item on our consolidated statements of operations, and eliminates the impact of restructuring and impairment charges related to (i) for 2011, restructuring charges of $1.6 million related to the closure of our research and development center in Japan and sales subsidiary in the U.K. and impairment charges related to $2.0 million from twelve abandoned in-process research and development projects and one dropped existing technology, $0.4 million from one abandoned system project and $0.1 million from impairment of tangible and intangible assets, and (ii) for 2010, impairment charges of an aggregate of $2.0 million recorded, of which an aggregate of $1.6 million of impairment charges were recognized for abandoned in-process research and development projects and an aggregate of $0.4 million of impairment charges were recognized as a result of an annual impairment test of in-process research and development, accounted for as indefinite-lived intangible assets as part of the application of fresh-start accounting.
(b)	This adjustment eliminates the one-time impact on cost of sales associated with the write-up of our inventory in accordance with the principles of fresh-start accounting upon consummation of the Chapter 11 reorganization.
(c)	This adjustment eliminates the impact of non-cash equity-based compensation expenses.
(d)	This adjustment eliminates the impact of non-cash foreign currency translation associated with intercompany debt obligations and foreign currency denominated receivables and payables, as well as the cash impact of foreign currency transaction gains or losses on collection of such receivables and payment of such payables.
(e)

This adjustment eliminates the impact of gain or loss recognized in income on derivatives, which represents hedge ineffectiveness or derivatives value changes excluded from the risk being hedged. We enter into derivative transactions to mitigate foreign exchange risks. As our derivative transactions are limited to a certain portion of our expected cash flows denominated in USD, and we do not enter into derivative transactions for trading or speculative purposes, we do not believe that these charges or gains are indicative of our core operating performance.
(f)	This adjustment eliminates the one-time impact of incentive payments to all employees excluding management in connection with the MagnaChip Corporation IPO.
(g)	This adjustment eliminates the impact of loss on repurchase of $46.3 million of our senior notes for the year ended December 31, 2011.
(3)	We define Adjusted Net Income as net income (loss), excluding (i) restructuring and impairment charges, (ii) the increase in cost of sales resulting from the fresh-start accounting inventory step-up, (iii) equity-based compensation expense, (iv) amortization of intangibles, (v) foreign currency loss (gain), net, (vi) derivative valuation loss (gain), net, (vii) one-time incentive payments in connection with the MagnaChip Corporation IPO and (viii) loss on early extinguishment of senior notes. The following table summarizes the adjustments to net income (loss) that we make in order to calculate Adjusted Net Income for the periods indicated:

	Successor(1)
	Three months ended
	December 31, 2011*	September 30, 2011*	June 30, 2011*	March 31, 2011*	December 31, 2010*	September 30, 2010*	June 30, 2010*	March 31, 2010*
	(In millions)
Net income (loss)	$23.7	$(56.0)	$31.6	$22.5	$12.3	$61.5	$(30.7)	$31.1
Adjustments:
Restructuring and impairment charges(a)	—	1.6	2.5	—	1.0	0.4	0.3	0.3
Inventory step-up(b)	—	—	—	—	—	—	—	0.9
Equity-based compensation expense(c)	0.3	0.6	0.6	0.7	1.2	1.3	1.3	1.5
Amortization of intangibles(d)	2.0	2.1	2.1	2.0	2.9	4.7	5.7	7.7
Foreign currency loss (gain), net(e)	(16.8)	68.1	(18.2)	(21.4)	—	(41.4)	48.3	(21.6)
Derivative valuation loss (gain), net(f)	0.9	0.4	(0.3)	(0.2)	—	(0.3)	1.0	0.1
Special expense for IPO incentive(g)	—	—	—	12.1	—	—	—	—
Loss on early extinguishment of senior notes(h)	—	1.4	4.1	—	—	—	—	—

Adjusted Net Income	$10.1	$18.2	$22.4	$15.7	$17.4	$26.2	$25.7	$19.9

(a)	This adjustment is comprised of all items included in the restructuring and impairment charges line item on our consolidated statements of operations, and eliminates the impact of restructuring and impairment charges related to (i) for 2011, restructuring charges of $1.6 million related to the closure of our research and development center in Japan and sales subsidiary in the U.K. and impairment charges related to $2.0 million from twelve abandoned in-process research and development projects and one dropped existing technology, $0.4 million from one abandoned system project and $0.1 million from impairment of tangible and intangible assets, and (ii) for 2010, impairment charges of an aggregate of $2.0 million recorded, of which an aggregate of $1.6 million of impairment charges were recognized for abandoned in-process research and development projects and an aggregate of $0.4 million of impairment charges were recognized as a result of an annual impairment test of in-process research and development, accounted for as indefinite-lived intangible assets as part of the application of fresh-start accounting.
(b)	This adjustment eliminates the one-time impact on cost of sales associated with the write-up of our inventory in accordance with the principles of fresh-start accounting upon consummation of the Chapter 11 reorganization.

(c)	This adjustment eliminates the impact of non-cash equity-based compensation expenses. Although we expect to incur non-cash equity-based compensation expenses in the future, we believe that analysts and investors will find it helpful to review our operating performance without the effects of these non-cash expenses, as supplemental information.
(d)	This adjustment eliminates the non-cash impact of amortization expense for intangible assets created as a result of the acquisition accounting treatment of the Original Acquisition and other subsequent acquisitions, and from the application of fresh-start accounting in connection with the reorganization proceedings.
(e)	This adjustment eliminates the impact of non-cash foreign currency translation associated with intercompany debt obligations and foreign currency denominated receivables and payables, as well as the cash impact of foreign currency transaction gains or losses on collection of such receivables and payment of such payables.
(f)	This adjustment eliminates the impact of gain or loss recognized in income on derivatives, which represents hedge ineffectiveness or derivatives value changes excluded from the risk being hedged. We enter into derivative transactions to mitigate foreign exchange risks. As our derivative transactions are limited to a certain portion of our expected cash flows denominated in USD, and we do not enter into derivative transactions for trading or speculative purposes, we do not believe that these charges or gains are indicative of our core operating performance.
(g)	This adjustment eliminates the one-time impact of incentive payments to all employees excluding management in connection with the MagnaChip Corporation IPO.
(h)	This adjustment eliminates the impact of loss on repurchase of $46.3 million of our senior notes for the year ended December 31, 2011.

Our net sales for the three months ended June 30, 2010 increased by 8.5% from the three months ended March 31, 2010 due to improved product mix and increased market demand as the consumer electronics industry continued to recover from the economic slowdown. Our net sales for the three months ended September 30, 2010 increased by 7.6% from the three months ended June 30, 2010, primarily due to improved product mix and increased market demand for Semiconductor Manufacturing Services and Power Solutions products. Our net sales for the three months ended December 31, 2010 decreased by 10.8% from the three months ended September 30, 2010, primarily due to decreased market demand for Semiconductor Manufacturing Services and Display Solutions products as a result of our customers’ efforts to reduce their inventory levels. Our net sales for the three months ended March 31, 2011 increased by 0.6% from the three months ended December 31, 2010 due to improved product mix and increased market demand for Power Solutions products. Our net sales for the three months ended June 30, 2011 increased by 8.4% from the three months ended March 31, 2011, primarily due to increased market demand for Display Solutions and Power Solutions products. Our net sales for the three months ended September 30, 2011 decreased by 1.6% from the three months ended June 30, 2011, primarily due to decreased market demand for Semiconductor Manufacturing Services. Our net sales for the three months ended December 31, 2011 decreased by 9.8% from the three months ended September 30, 2011, primarily due to decreased market demand for Semiconductor Manufacturing Services and Display Solutions products as a result of our customers’ efforts to reduce their inventory levels.

Gross margin increased to 33.1% in the three months ended June 30, 2010 from 27.5% in the three months ended March 31, 2010. The increase was primarily due to increased sales volume and improved utilization of our manufacturing facilities. Gross margin was 33.1% as a percent of revenue in the three months ended September 30, 2010, and remained the same as the three months ended June 30, 2010. Gross margin decreased to 32.3% in the three months ended December 31, 2010 from 33.1% in the three months ended September 30, 2010. The decrease was primarily due to decreased sales volume resulting from our customers’ efforts to reduce their inventory levels and lower utilization of our manufacturing facilities. Gross margin decreased to 30.1% in the three months ended March 31, 2011 from 32.3% in the three months ended December 31, 2010. The decrease was primarily due to an increase in cost of sales to a greater extent than an increase in net sales. Gross margin increased to 32.5% in the three months ended June 30, 2011 from 30.1% in the three months ended March 31, 2011. The increase was primarily due to increased sales volume in Display Solutions and Power Solutions. Gross margin decreased to 30.0% in the three months ended September 30, 2011 from 32.5% in the three months ended June 30, 2011. The decrease was primarily due to an increase in cost of sales compared to a decrease in net sales. Gross margin decreased to 28.5% in the three months ended December 31, 2011 from 30.0% in the three months ended September 30, 2011. The decrease was primarily due to decreased sales volume resulting from our customers’ efforts to reduce their inventory levels and lower utilization of our manufacturing facilities.

Selling, general and administrative expenses for the three months ended June 30, 2010 decreased compared to the three months ended March 31, 2010, primarily due to decreases in depreciation and amortization as amortization of certain intangible assets was completed in April 2010. Selling, general and administrative expenses remained relatively constant over the quarters ended December 31, 2010, September 30, 2010 and June 30, 2010. Selling, general and administrative expenses for the three months ended June 30, 2011 increased compared to the three months ended March 31, 2011 primarily due to an increase in salaries resulting from annual incentive payments and an increase in outside service fees. Selling, general and administrative expenses remained relatively constant over the quarters ended December 31, 2011, September 30, 2011 and June 30, 2011.

Research and development expenses remained relatively constant in absolute dollars over the quarters ended December 31, 2010, September 30, 2010, June 30, 2010 and March 31, 2010. Research and development expenses for the three months ended June 30, 2011 increased compared to the three months ended March 31, 2011 primarily due to an increase in salaries resulting from annual incentive payments and increases in depreciation and amortization. Research and development expenses as a percentage of net sales remained relatively constant over the four quarters beginning from January 1, 2011.

Restructuring and impairment charges for the three months ended December 31, 2010, September 30, 2010, June 30, 2010 and March 31, 2010 were related to impairment of in-process research and development projects in each period, accounted for as indefinite-lived intangible assets as part of the application of fresh-start accounting. Restructuring and impairment charges for the three months ended September 30, 2011 and June 30, 2011, were primarily related to the closure of our research and development center in Japan and sales subsidiary in the U.K. and impairment of twelve abandoned in-process research and development projects.

As a result of our April 2010 senior notes offering and repayment of our new term loan, our interest expense, net, for the three months ended June 30, 2010 increased compared to the three months ended March 31, 2010. Interest expenses for the three months ended September 30, 2010 increased compared to the three months ended June 30, 2010 as interest for the senior notes was fully recognized during the period. Interest expenses for the three months ended December 31, 2010 remained relatively constant compare to the three months ended September 30, 2010. Interest expenses for the three months ended September 30, 2011 decreased compared to the three months ended June 30, 2011 and the three months ended March 31, 2011 primarily due to a $35.0 million repurchase out of $250.0 million aggregate senior notes then outstanding. Interest expenses for the three months ended December 30, 2011 decreased compared to the three months ended September 30, 2011 primarily due to a $11.3 million repurchase out of $215.0 million aggregate senior notes then outstanding.

A substantial portion of our net foreign currency gain or loss is non-cash translation gain or loss recorded for intercompany borrowing at our Korean subsidiary and is affected by changes in the exchange rate between Korean won and the U.S. dollar. During the three months ended June 30, 2010 and the three months ended September 30, 2011, foreign currency loss was recognized due to the depreciation of the Korean won against the U.S. dollar. During the three months ended March 31, 2010, the three months ended September 30, 2010, the three months ended March 31, 2011, the three months ended June 30, 2011, and the three months ended December 31, 2011, foreign currency gains have been recognized due to the appreciation of the Korean won against the U.S. dollar. During the three months ended December 31, 2010, the foreign exchange rate between Korean won and the U.S. dollar remained relatively constant.

Others for each quarter in the year ended December 31, 2010 were comprised of dividend income from our investment in equity instruments and loss on valuation of derivatives, which represents either hedge ineffectiveness or components of changes in fair value of derivatives excluded from the assessments of hedge effectiveness. Others for fourth quarters beginning from January 1, 2011 were comprised of gain (loss) on valuation of derivatives, which represents either hedge ineffectiveness or components of changes in fair value of derivatives excluded from the assessments of hedge effectiveness.

Income tax expenses for 2010 and 2011 were primarily comprised of withholding taxes paid on intercompany interest payments, current income taxes incurred in various jurisdictions in which we operate, liabilities for uncertain tax positions and the income tax effect from the change of deferred tax assets. Income tax benefits in the three months ended March 31, 2010 were primarily derived from the reversal of liabilities for uncertain tax positions due to the lapse of the applicable statute of limitations. Income tax expenses for the three months ended December 31, 2010 increased compared to the three months ended September 30 and June 30, 2010 primarily due to increase in liabilities for uncertain tax positions. Income tax expenses for the three months ended September 30, 2011 decreased compared to the three months ended June 30, 2011 primarily due to decrease in withholding taxes paid on intercompany interest payments.

Liquidity and Capital Resources

Our principal capital requirements are to invest in research and development and capital equipment, to make debt service payments and to fund working capital needs. We calculate working capital as current assets less current liabilities.

Our principal sources of liquidity are our cash and cash equivalents, our cash flows from operations and our financing activities, including $8.8 million of net proceeds from the MagnaChip Corporation IPO. Although we currently anticipate that these sources of liquidity will continue to be sufficient to meet our cash needs for the next twelve months and foreseeable future, we may from time to time in the future require or choose to obtain additional financing. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, and our stockholders may experience dilution. If we need to raise additional funds in the future and are unable to do so or obtain additional financing on unfavorable terms in the future, it is possible we would have to limit certain planned activities including sales and marketing and research and development activities. Our ability to obtain financing will depend on, among other things, our business plans, operating performance, and the condition of the capital markets at the time we seek financing and could be adversely impacted by our 2009 reorganization proceedings and our non-compliance with bank covenants that preceded the filing. The current rating of our senior notes is B2 by Moody’s and B+ by Standard and Poors, both of which are below investment grade. Any lowering of these ratings would adversely impact our ability to raise additional debt financing and increase the cost of any such financing that may be obtained. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, and our stockholders may experience dilution. If we need to raise additional funds in the future and are unable to do so or obtain additional financing on unfavorable terms in the future, it is possible we would have to limit certain planned activities including sales and marketing and research and development activities.

As of December 31, 2011, our cash and cash equivalents balance was $162.1 million, a $10.1 million decrease, compared to $172.2 million as of December 31, 2010. The decrease resulted from $57.2 million of cash outflow used in investing activities and $59.1 million of cash outflow used in financing activities including $50.3 million repurchase of senior notes and $11.8 million stock repurchase, which was offset by $104.5 million of cash inflow provided by operating activities. As of December 31, 2010, our cash and cash equivalents balance was $172.2 million, a $107.2 million increase, compared to $64.9 million as of December 31, 2009. The increase resulted from $106.4 million of cash inflow provided by operating activities and $42.5 million of cash inflow provided by financing activities, which was offset by $43.7 million cash outflow used in investing activities.

On October 11, 2011, we announced that our board of directors adopted a stock repurchase program whereby we may, subject to prevailing market conditions and other factors, repurchase up to $35.0 million of our outstanding common stock. The stock repurchase program began on October 27, 2011 and will end on October 27, 2012 unless earlier terminated by our board. The stock repurchase program does not require that we purchase a minimum amount of shares of our common stock and may be commenced, suspended, resumed or terminated at any time without notice.

In addition, from time to time, depending on market conditions and other factors, we may, as part of ordinary cash management and treasury functions, repurchase and retire additional outstanding 10.500% senior notes due 2018, in open market, privately negotiated transactions or otherwise.

Cash Flows from Operating Activities

Cash inflows generated by operating activities totaled $104.5 million for the year ended December 31, 2011, compared to $106.4 million of cash provided by operating activities in the year ended December 31, 2010. The net operating cash inflow for the year ended December 31, 2011 reflects our net income of $21.8 million adjusted by non-cash charges of $93.6 million, which mainly consisted of depreciation and amortization charges and loss on foreign currency translation, net, which was partially offset by an increase in net operating assets of $10.9 million.

Cash inflows generated by operating activities totaled $106.4 million for the year ended December 31, 2010, compared to $41.5 million of cash provided by operating activities in the combined twelve-month period ended December 31, 2009. The increase was primarily attributable to an increase in gross profit of $85.0 million resulting from higher net sales. The net operating cash inflow for the year ended December 31, 2010 reflects our net income of $74.1 million adjusted by non-cash charges of $73.4 million, which mainly consisted of depreciation and amortization charges and gain on foreign currency translation, net, which was partially offset by an increase in net operating assets of $41.1 million.

Our working capital balance as of December 31, 2011 was $235.4 million compared to $273.6 million as of December 31, 2010. The $38.1 million decrease was primarily attributable to a $10.1 million decrease in cash and cash equivalents, a $5.6 million decrease in inventories, a $19.6 million increase in accounts payable and a $6.7 million increase in other current liabilities, which were partially offset by a $6.9 million increase in accounts receivable.

Our working capital balance as of December 31, 2010 was $273.6 million compared to $128.5 million as of December 31, 2009. The $145.1 million increase was primarily attributable to a $107.2 million increase in cash and cash equivalents provided by operating activities and financing activities, a $44.8 million increase in accounts receivable due to an increase in net sales which was partially offset by a $7.5 million increase in other accounts payable associated with capital expenditures and a $10.5 million increase in accrued expenses mainly due to an increase in accrued interest expenses incurred under our $250.0 million principal amount of senior notes.

Cash Flows from Investing Activities

Cash flows used in investing activities totaled $57.2 million in the year ended December 31, 2011, compared to $43.7 million of cash generated by investing activities in the year ended December 31, 2010. The increase was primarily due to an increase in capital expenditures of $4.7 million.

Cash flows used in investing activities totaled $43.7 million in the year ended December 31, 2010, compared to $11.5 million of cash generated by investing activities in the combined twelve-month period ended December 31, 2009. The increase was primarily due to an increase in capital expenditures of $35.0 million. In 2009, cash of $11.4 million was released from restriction in connection with our reorganization plan, which contributed to cash flows generated by investing activities.

Cash Flows from Financing Activities

Cash outflow used in financing activities totaled $59.1 million for the year ended December 31, 2011, compared to $42.5 million of cash inflow provided by financing activities for the year ended December 31, 2010. In March 2011, we completed the MagnaChip Corporation IPO in which an aggregate amount of $133.0 million of our equity securities were sold. Net proceeds from new shares of common stock issued by us from the MagnaChip Corporation IPO were $8.8 million, after deducting $3.6 million of IPO expenses paid for the three months ended March 31, 2011 and $0.9 million of underwriters’ discounts and commissions. In May 2011, we paid $38.2 million including repurchase premium of $3.2 million in order to repurchase $35.0 million out of $250.0 million aggregate senior notes then outstanding. In September 2011, we paid $12.1 million including repurchase premium of $0.8 million in order to repurchase $11.3 million out of $215.0 million aggregate senior notes then outstanding. During the fourth quarter, we purchased 1,531,540 shares of treasury stock at a cost of $11.8 million.

Cash flows provided by financing activities totaled $42.5 million in the year ended December 31, 2010, compared to $2.0 million in the combined twelve-month period ended December 31, 2009. On April 9, 2010, we completed the sale of $250 million in aggregate principal amount of senior notes. Of the $238.4 million of net proceeds, which represents $250 million of principal amount net of $3.3 million of original issue discount and $8.3 million of debt issuance costs, $130.7 million was used to make a distribution to our unitholders and $61.8 million was used to repay all outstanding borrowings under our new term loan. On August 31, 2010, we acquired $10.7 million of tangible assets as noncash investing and financing activities by entering into a capital lease agreement.

Capital Expenditures

We routinely make capital expenditures to enhance our existing facilities and reinforce our global research and development capability.

For the year ended December 31, 2011, capital expenditures were $48.9 million, a $4.7 million, or 10.6%, increase from $44.2 million in the year ended December 31, 2010. The increase was due to supporting capacity expansion and technology improvements at our fabrication facilities in anticipation of sales growth.

For the year ended December 31, 2010, capital expenditures were $44.2 million, a $35.0 million, or 379.7%, increase from $9.2 million in the combined twelve-month period ended December 31, 2009. The increase was due to supporting capacity expansion and technology improvements at our fabrication facilities in anticipation of sales growth.

Seasonality

Our net sales and number of distinct products sold are affected by market variations from quarter to quarter due to business cycles, and resulting product demand, of our customers. Our Display Solutions business typically experiences demand increases in the third and fourth calendar quarters due to increased holiday demand for the consumer products that serve as the end markets for our products. During the first quarter, by contrast, consumer products manufacturers generally reduce orders in order to reduce excess inventory remaining from the holiday season. In our Semiconductor Manufacturing Services business, the supply-demand cycle is usually one quarter ahead of the broader semiconductor market due to lead time from wafer input to shipment to our customers, so the demand for these products tends to peak in the third quarter and is slower in the fourth and first quarters.

Contractual Obligations

The following summarizes our contractual obligations as of December 31, 2011:

	Payments Due by Period
	Total	2012	2013	2014	2015	2016	Thereafter
	(In millions)
Senior notes(1)	$342.7	$21.4	$21.4	$21.4	$21.4	$21.4	$235.8
Capital lease(2)	2.9	2.9	—	—	—	—	—
Operating lease(2)	48.0	5.6	2.1	2.0	1.9	1.9	34.4
Others(3)	5.2	4.8	0.3	0.1	—	—	—

(1)	Interest payments as well as $203.7 million aggregate principal amount outstanding as of December 31, 2011 out of $250.0 million senior notes originally issued in April 2010, which bear interest at a rate of 10.500% per annum and mature in 2018.

(2)	Assumes constant currency exchange rate for Korean won to U.S. dollars of 1,153.3.
(3)	Includes license agreements and other contractual obligations.

The indenture relating to our 10.500% senior notes due 2018 contains covenants that limit our ability and the ability of our restricted subsidiaries to: (i) declare or pay any dividend or make any payment or distribution on account of or purchase or redeem our capital stock or equity interests of our restricted subsidiaries; (ii) make any principal payment on, or redeem or repurchase, prior to any scheduled repayment, sinking fund payment or maturity, any subordinated indebtedness; (iii) make certain investments; (iv) incur additional indebtedness and issue certain types of capital stock; (v) create or incur any lien (except for permitted liens) that secures obligations under any indebtedness or related guarantee; (vi) merge with or into or sell all or substantially all of our assets to other companies; (vii) enter into certain types of transactions with affiliates; (viii) guarantee the payment of any indebtedness; (ix) enter into sale-leaseback transactions; (x) enter into agreements that would restrict the ability of the restricted subsidiaries to make distributions with respect to their equity, to make loans to us or other restricted subsidiaries or to transfer assets to us or other restricted subsidiaries; and (xi) designate unrestricted subsidiaries.

We lease equipment for manufacturing and research and development purposes. These leases are accounted for as capital leases as the ownership of the equipment will be transferred to us upon expiration of the lease terms or we have bargain purchase options at the end of the lease terms.

We lease land, office space and equipment under various operating lease agreements that expire through 2034.

We follow ASC guidance on uncertain tax positions. Our unrecognized tax benefits totaled $3.5 million as of December 31, 2011. These unrecognized tax benefits have been excluded from the above table because we cannot estimate the period of cash settlement with the respective taxing authorities.

Critical Accounting Policies and Estimates

Preparing financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of revenues and expenses during the reporting periods and the related disclosures in our consolidated financial statements and accompanying notes.

We believe that our significant accounting policies, which are described in Note 5 to the consolidated financial statements of MagnaChip Semiconductor Corporation for the year ended December 31, 2011 included in the 10-K Report, are critical due to the fact that they involve a high degree of judgment and estimates about the effects of matters that are inherently uncertain. We base these estimates and judgments on historical experience, knowledge of current conditions and other assumptions and information that we believe to be reasonable. Estimates and assumptions about future events and their effects cannot be determined with certainty. Accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as the business environment in which we operate changes.

Revenue Recognition and Accounts Receivable Valuation

Our revenue is primarily derived from the sale of semiconductor products that we design and the manufacture of semiconductor wafers for third parties. We recognize revenue when persuasive evidence of an arrangement exists, the product has been delivered and title and risk of loss have transferred, the price is fixed and determinable and collection of resulting receivables is reasonably assured.

We recognize revenue upon shipment, upon delivery of the product at the customer’s location or upon customer acceptance depending on terms of the arrangements, when the risks and rewards of ownership have passed to the customer. Certain sale arrangements include customer acceptance provisions that require written notification of acceptance within the pre-determined period from the date of delivery of the product. If the pre-determined period has ended without written notification, customer acceptance is deemed to have occurred pursuant to the underlying sales arrangements. In such cases, we recognize revenue the earlier of the written notification or the pre-determined period from date of delivery. Specialty semiconductor manufacturing services are performed pursuant to manufacturing agreements and purchase orders. Standard products are shipped and sold based upon purchase orders from customers. Our revenue recognition policy is consistent across our product lines, marketing venues and all geographic areas. All amounts billed to a customer related to shipping and handling are classified as sales, while all costs incurred by us for shipping and handling are classified as expenses. We currently manufacture a substantial portion of our products internally at our wafer fabrication facilities. In the future, we expect to rely, to some extent, on outside wafer foundries for additional capacity and advanced technologies.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make payment. If the financial condition of our customers were to deteriorate, additional allowances may be required. The establishment of reserves for sales discounts is based on management judgments that require significant estimates of a variety of factors, including forecasted demand, returns and industry pricing assumptions.

Accrual of Warranty Cost

We record warranty liabilities for the estimated costs that may be incurred under limited warranties. Our warranties generally cover product defects based on compliance with our specifications and are normally applicable for twelve months from the date of product delivery. These liabilities are accrued when revenues are recognized. Warranty costs include the costs to replace the defective products. Factors that affect our warranty liability include historical and anticipated rates of warranty claims on those repairs and the cost per claim to satisfy our warranty obligations. As these factors are impacted by actual experience and future expectations, we periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary.

Inventory Valuation

Inventories are valued at the lower of cost or market, using the average method, which approximates the first in, first out method. Because of the cyclical nature of the semiconductor industry, changes in inventory levels, obsolescence of technology and product life cycles, we write down inventories to net realizable value. When there is a difference in the carrying value and the net realizable value the difference is recognized as a loss on valuation of inventories within cost of sales. We estimate the net realizable value for such finished goods and work-in-progress based primarily upon the latest invoice prices and current market conditions.

We employ a variety of methodologies to determine the amount of inventory reserves necessary. While a portion of the reserve is determined based upon the age of inventory and lower of cost or market calculations, an element of the reserve is subject to significant judgments made by us about future demand for our inventory. For example, reserves are established for excess inventory based on inventory levels in excess of six months of projected demand, as judged by management, for each specific product. If actual demand for our products is less than our estimates, additional reserves for existing inventories may need to be recorded in future periods.

In addition, as prescribed in ASC guidance on inventory costs, the cost of inventories is determined based on the normal capacity of each fabrication facility. If the capacity utilization is lower than a level that management believes to be normal, the fixed overhead costs per production unit which exceed those which would be incurred when the fabrication facilities are running under normal capacity are charged to cost of sales rather than capitalized as inventories.

Long-Lived Assets

We assess long-lived assets for impairment when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. Factors that we consider in deciding when to perform an impairment review include significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in our use of the assets. Recoverability of assets that will continue to be used in our operations is measured by comparing the carrying value of the asset group to our estimate of the related total future undiscounted net cash flows. If an asset group’s carrying value is not recoverable through the related undiscounted cash flows, the asset group is considered to be impaired. The impairment is measured by the difference between the asset group’s carrying value and its fair value determined by either a quoted market price, if any, or a value determined by utilizing a discounted cash flow technique.

Impairments of long-lived assets are determined for groups of assets related to the lowest level of identifiable independent cash flows. We must make subjective judgments in determining the independent cash flows that can be related to specific asset groupings. Additionally, an evaluation of impairment of long-lived assets requires estimates of future operating results that are used in the preparation of the expected future undiscounted cash flows. Actual future operating results and the remaining economic lives of our long-lived assets could differ from the estimates used in assessing the recoverability of these assets.

Intangible Assets

The fair value of our in-process research and development, or IPR&D, was recorded in connection with fresh-start reporting on October 25, 2009 and was determined based on the present value of each research project’s projected cash flows using an income approach. Future cash flows are predominately based on the net income forecast of each project, consistent with historical pricing, margins and expense levels of similar products. Revenues are estimated based on relevant market size and growth factors, expected industry trends and individual project life cycles. The resulting cash flows are then discounted at a rate approximating our weighted average cost of capital.

IPR&D is considered an indefinite-lived intangible asset and is not subject to amortization. IPR&D assets must be tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. The impairment test consists of a comparison of the fair value of the IPR&D asset with its carrying amount. If the carrying amount of the IPR&D asset exceeds its fair value, an impairment loss must be recognized in an amount equal to that excess. After an impairment loss is recognized, the adjusted carrying amount of the IPR&D asset will be its new accounting basis. Subsequent reversal of a previously recognized impairment loss is prohibited. The initial determination and subsequent evaluation for impairment of the IPR&D asset requires management to make significant judgments and estimates. Once the IPR&D projects have been completed, the useful life of the IPR&D asset is determined and amortized accordingly.

Technology, customer relationships and intellectual property assets are considered definite-lived assets and are amortized on a straight-line basis over their respective useful lives, ranging from 4 to 10 years.

Income Taxes

We account for income taxes in accordance with ASC guidance addressing accounting for income taxes. The guidance requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a company’s financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying values and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

We regularly review our deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences and expiration of tax credits and net operating loss carry-forwards. We established valuation allowances for deferred tax assets at most of our subsidiaries since, other than with respect to one particular subsidiary, it is not probable that a majority of the deferred tax assets will be realizable. The valuation allowance at this particular subsidiary was not established since it is more likely than not that the deferred tax assets at this subsidiary will be realizable based on the current prospects for its future taxable income.

Changes in our evaluation of our deferred income tax assets from period to period could have a significant effect on our net operating results and financial condition.

In addition, beginning January 1, 2007, we account for uncertainties related to income taxes in compliance with ASC guidance on uncertain tax positions. Under this guidance, we evaluate our tax positions taken or expected to be taken in a tax return for recognition and measurement on our consolidated financial statements. Only those tax positions that meet the “more likely than not” threshold are recognized on the consolidated financial statements at the largest amount of benefit that has a greater than 50 percent likelihood of ultimately being realized. Assumptions, judgment and the use of estimates are required in determining if the “more likely than not” standard has been met when developing the provision for income taxes. A change in the assessment of the “more likely than not” standard could materially impact our consolidated financial statements.

Accounting for Stock/Unit-based Compensation

In 2006, we adopted ASC guidance addressing accounting for stock/unit-based compensation based on a fair value method. Under this guidance, stock/unit-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense over the requisite service period of the award. We use the Black-Scholes option pricing model to value stock/unit options. In developing assumptions for fair value calculation under the guidance, we use estimates based on historical data and market information. A small change in the assumptions used in the estimate can cause a relatively significant change in the fair value calculation.

Prior to our initial public offering, the determination of the fair value of our common stock/units on each grant date was a two-step process. First, management estimated our enterprise value in consultation with such advisers as we deemed appropriate. Second, this business enterprise value was allocated to all sources of capital invested in us based on each type of security’s respective rights and claims to our total business enterprise value. This allocation included a calculation of the fair value of our common stock/units on a non-marketable basis. The business enterprise value was determined based on an income approach and a market approach using the revenue multiples of comparable companies, giving appropriate weight to each approach. The income approach was based on the discounted cash flow method and an estimated weighted average cost of capital.

Fresh-Start Reporting

Upon emergence from our reorganization proceedings, we adopted fresh-start reporting in accordance with ASC 852. Our emergence from reorganization proceedings resulted in a new reporting entity with no retained earnings or accumulated deficit. Accordingly, our consolidated financial statements for periods prior to and including October 25, 2009 are not comparable to consolidated financial statements presented on or after October 25, 2009.

Fresh-start reporting reflects our value as determined in our confirmed plan of reorganization. Under fresh-start reporting, our asset values were remeasured and allocated in conformity with ASC guidance on business combinations. Fresh-start reporting required that all liabilities, other than deferred taxes and severance benefits, be stated at fair value. Deferred taxes are determined in conformity with ASC guidance on income taxes or ASC 740.

Cash Flow Hedges

We are exposed to non-functional currency denominated cash flow fluctuations in connection with third party sales. We use foreign currency forward and option contracts to hedge certain of these risks. Throughout the term of the designated cash flow hedge relationship, but at least quarterly, a retrospective evaluation and prospective assessment of hedge effectiveness is performed. Designated components of our derivative instruments’ gains or losses are included in the assessment of hedge effectiveness. In conjunction with our effectiveness testing, we also evaluate ineffectiveness associated with the hedge relationship. Resulting ineffectiveness, if any, is recognized immediately in our consolidated statements of operations.

We record the fair value of our foreign currency derivative contracts qualifying for cash flow hedge accounting treatment in our consolidated balance sheet with the effective portion of the related gain or loss on those contracts deferred in stockholders’ equity as a component of accumulated other comprehensive income. These deferred gains or losses are recognized in our consolidated statements of operations in the same period in which the underlying hedged sales transactions are recognized and on the same line item as the underlying hedged items. However, in the event the relationship is no longer effective, we recognize the change in the fair value of the hedging derivative instrument from the date the hedging derivative instrument becomes no longer effective immediately in the consolidated statements of operations.

Recent Accounting Pronouncements

In May, 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04 “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.” The ASU is the result of joint efforts by the FASB and the International Accounting Standards Board (“IASB”) to develop a single, converged fair value framework. While the ASU is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands existing disclosure requirements for fair value measurements and makes other amendments. Key additional disclosures include quantitative disclosures about unobservable inputs in Level 3 measures, qualitative information about sensitivity of Level 3 measures and valuation process, and classification within the fair value hierarchy for instruments where fair value is only disclosed in the footnotes but carrying amount is on some other basis. For public companies, the ASU is effective for interim and annual periods beginning after December 15, 2011. We do not expect adoption of this ASU to have a material impact on our results of operations, financial position or cash flow.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income: Presentation of Comprehensive Income,” which amends current comprehensive income guidance. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of shareholders’ equity. Instead, it requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. Under the two-statement approach, the first statement would include components of net income, which is consistent with the income statement format used today, and the second statement would include components of other comprehensive income (“OCI”). The ASU does not change the items that must be reported in OCI. ASU 2011-05 will be effective for public companies during the interim and annual periods beginning after December 15, 2011 with early adoption permitted. We do not expect adoption of this ASU to have a material impact on our results of operations, financial position or cash flow.

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2010-06 (ASU 2010-06), which amends the disclosure requirements of ASC 820, “Fair Value Measurements and Disclosures,” (“ASC 820”) as of January 1, 2010. ASU 2010-06 requires new disclosures for any transfers of fair value into and out of Level 1 and 2 fair value measurements and separate presentation of purchases, sales, issuances and settlements within the reconciliation of Level 3 unobservable inputs. We previously adopted ASC 820 on January 1, 2008 and January 1, 2009 for financial assets and liabilities and for nonfinancial assets and liabilities, respectively. ASU 2010-06 is effective for annual and interim periods beginning after December 15, 2009, except for the Level 3 reconciliation which is effective for annual and interim periods beginning after December 15, 2010. The adoption of ASU 2010-06 as of January 1, 2010 did not have a material effect on our financial condition or results of operations. We do not expect the adoption of ASU 2010-06 in relation to the Level 3 reconciliation to have a material impact on our financial condition or results of operations.

BUSINESS

General

We are a Korea-based designer and manufacturer of analog and mixed-signal semiconductor products for high-volume consumer applications. We believe we have one of the broadest and deepest analog and mixed-signal semiconductor technology platforms in the industry, supported by our 30-year operating history, large portfolio of approximately 2,975 registered novel patents and 425 pending novel patent applications, and extensive engineering and manufacturing process expertise. Our business is comprised of three key segments: Display Solutions, Power Solutions and Semiconductor Manufacturing Services. Our Display Solutions products include display drivers that cover a wide range of flat panel displays and mobile multimedia devices. Our Power Solutions products include discrete and integrated circuit solutions for power management in high-volume consumer applications. Our Semiconductor Manufacturing Services segment provides specialty analog and mixed-signal foundry services for fabless semiconductor companies that serve the consumer, computing and wireless end markets.

Our wide variety of analog and mixed-signal semiconductor products and manufacturing services combined with our deep technology platform allows us to address multiple high-growth end markets and to rapidly develop and introduce new products and services in response to market demands. Our substantial manufacturing operations and design center in Korea place us at the core of the global consumer electronics supply chain. We believe this enables us to quickly and efficiently respond to our customers’ needs and allows us to better service and capture additional demand from existing and new customers.

We have a long history of supplying and collaborating on product and technology development with leading innovators in the consumer electronics market. As a result, we have been able to strengthen our technology platform and develop products and services that are in high demand by our customers and end consumers. We sold over 2,200 and 2,400 distinct products in the years ended December 31, 2011 and December 31, 2010, respectively, with a substantial portion of our revenues derived from a concentrated number of customers. Our largest Semiconductor Manufacturing Services customers include some of the fastest growing and leading semiconductor companies that design analog and mixed-signal products for the consumer, computing and wireless end markets.

Our business is largely driven by innovation in the consumer electronics markets and the growing adoption by consumers worldwide of electronic devices for use in their daily lives. The consumer electronics market is large and growing rapidly, largely due to consumers increasingly accessing a wide variety of available rich media content, such as high definition audio and video, mobile television and games on advanced consumer electronic devices. According to Gartner, production of liquid crystal display, or LCD televisions, smartphones, notebooks, and tablet PCs is expected to grow from 2011 to 2014 by a compound annual growth rate of 3%, 27%, 20%, and 53%, respectively. Electronics manufacturers are continuously implementing advanced technologies in new generations of electronic devices using analog and mixed-signal semiconductor components, such as display drivers that enable display of high resolution images, encoding and decoding devices that allow playback of high definition audio and video, and power management semiconductors that increase power efficiency, thereby reducing heat dissipation and extending battery life. According to Gartner, in 2011, the worldwide semiconductor market was $304 billion.

For the year ended December 31, 2011, we generated net sales of $772.8 million, income from continuing operations of $21.8 million, Adjusted EBITDA of $142.5 million and Adjusted Net Income of $66.4 million. For the year ended December 31, 2010, we generated net sales of $770.4 million, income from continuing operations of $74.1 million, Adjusted EBITDA of $157.9 million and Adjusted Net Income of $89.2 million. For the year ended December 31, 2009 (on a combined basis), we generated net sales of $560.1 million, income from continuing operations of $832.0 million, Adjusted EBITDA of $98.7 million and Adjusted Net Income of $22.6 million. See “Item 6. Selected Financial Data” and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the 10-K Report for an explanation of our use of Adjusted EBITDA and Adjusted Net Income.

Our History

Our business was named MagnaChip Semiconductor when it was acquired from Hynix Semiconductor, Inc., or Hynix, in October 2004. We refer to this acquisition as the Original Acquisition.

On June 12, 2009, MagnaChip Semiconductor LLC, along with certain of its subsidiaries, including MagnaChip Semiconductor S.A., filed a voluntary petition for relief in the United States Bankruptcy Court for the District of Delaware under Chapter 11 of the United States Bankruptcy Code, which we refer to as the reorganization proceedings. On November 9, 2009, our plan of reorganization became effective and we emerged from the reorganization proceedings with our management team remaining in place. Our Chapter 11 plan of reorganization implemented a comprehensive financial reorganization that significantly reduced our outstanding indebtedness. Additionally, on that date, a new board of directors of MagnaChip Semiconductor LLC was appointed, MagnaChip Semiconductor LLC’s previously outstanding common and preferred units, and options were cancelled, MagnaChip Semiconductor LLC issued approximately 300 million common units (approximately 37.5 million shares of common stock following the corporate conversion) and warrants to purchase 15 million common units (approximately 1.9 million shares of common stock following the corporate conversion) to two classes of creditors and affiliated funds of Avenue Capital Management II, L.P. became the majority unitholder of MagnaChip Semiconductor LLC.

Avenue Capital Management II, L.P. is a global investment management firm, and its affiliated funds specialize in investing in high yield debt, debt of insolvent or financially distressed companies and equity of companies undergoing financial or operational turnarounds or reorganizations. In this prospectus supplement, we refer to funds affiliated with Avenue Capital Management II, L.P. collectively as “Avenue.” Avenue generally does not manage or operate the companies in which it invests; however, in connection with some of its equity investments, Avenue will appoint one or more representatives to serve on the board of directors. Avenue was a holder of a significant portion of our indebtedness which was outstanding prior to our reorganization proceedings. In connection with our emergence from our reorganization proceedings, Avenue became our majority unitholder as a result of its participation in our rights offering and continued as a lender under our new term loan. In connection with our offering (the “senior notes offering”) of $250 million aggregate principal amount of 10.5% senior notes due April 15, 2018 (the “notes” or “senior notes”), Avenue purchased notes in the aggregate principal amount of $35.0 million, was repaid $42.8 million in connection with the repayment of our new term loan and received $91.2 million in connection with our distribution to unitholders. On May 16, 2011, two of our wholly-owned subsidiaries, MagnaChip Semiconductor S.A. and MagnaChip Semiconductor Finance Company, repurchased $35.0 million out of $250.0 million aggregate principal amount of our senior notes at a price of 109.0% from Avenue. Avenue will continue to be able to elect a majority of our board as long as Avenue continues to hold or control a majority of our outstanding shares.

On March 10, 2011, we completed our initial public offering, which we refer to as the “MagnaChip Corporation IPO.” Prior to the MagnaChip Corporation IPO, our board of directors and the holders of a majority of our outstanding common units converted MagnaChip Semiconductor LLC from a Delaware limited liability company to MagnaChip Semiconductor Corporation, a Delaware corporation. In order to consummate such a conversion, a certificate of conversion was filed with the Secretary of State of the State of Delaware prior to the effectiveness of the registration statement. In connection with the corporate conversion, the outstanding common units of MagnaChip Semiconductor LLC were automatically converted into shares of common stock of MagnaChip Semiconductor Corporation, outstanding options to purchase common units of MagnaChip Semiconductor LLC were automatically converted into options to purchase shares of common stock of MagnaChip Semiconductor Corporation and outstanding warrants to purchase common units of MagnaChip Semiconductor LLC were automatically converted into warrants to purchase shares of common stock of MagnaChip Semiconductor Corporation, all at a ratio of one share of common stock for eight common units. We refer to such transactions as the “corporate conversion.”

As of March 31, 2012, Avenue beneficially owned approximately 20,789,539 shares, or 55.5% of our outstanding common stock, including shares of common stock issuable upon exercise of outstanding options and warrants that are exercisable within sixty days of March 31, 2012. We are considered a “controlled company” for purposes of the NYSE listing requirements. As such, we are exempt from the NYSE corporate governance requirements that our board of directors meet the standards of independence established by those corporate governance requirements and exempt from the requirements that we have separate Compensation and Nominating and Corporate Governance Committees made up entirely of directors who meet such independence standards. We have chosen to utilize the exemption available for controlled companies.

Our Products and Services

Our Display Solutions products include source and gate drivers and timing controllers that cover a wide range of flat panel displays used in LCD, light emitting diode, or LED, and 3D televisions and displays, notebooks and mobile communications and entertainment devices. Our Display Solutions support the industry’s most advanced display technologies, such as active matrix organic light emitting diodes, or AMOLEDs, and low temperature polysilicons, or LTPS, as well as high-volume display technologies such as thin film transistors, or TFTs. Our Display Solutions business represented 43.9%, 39.7% and 50.5% of our net sales for the fiscal years ended December 31, 2011, 2010 and 2009 (on a combined basis), respectively.

We expanded our business and market opportunity by establishing our Power Solutions business in late 2007. We have introduced a number of products for power management applications, including metal oxide semiconductor field effect transistors, or MOSFETs, insulated gate bipolar transistors, or IGBTs, analog switches, LED drivers, DC-DC converters, voice coil motor drivers and linear regulators for a range of devices, including LCD, LED, 3D televisions, smartphones, mobile phones, desktop PCs, notebooks, tablet PCs, other consumer electronics, and industrial applications such as power suppliers, LED lighting and home appliances. Our Power Solutions business represented 12.0%, 7.4% and 2.2% of our net sales for the fiscal years ended December 31, 2011, 2010 and 2009 (on a combined basis), respectively.

We offer semiconductor manufacturing services to fabless analog and mixed-signal semiconductor companies that require differentiated, specialty analog and mixed-signal process technologies. We believe the majority of our top twenty Semiconductor Manufacturing Services customers use us as their primary manufacturing source for the products that we manufacture for them. Our process technologies are optimized for analog and mixed-signal devices and include standard complementary metal-oxide semiconductor, or CMOS, high voltage CMOS, ultra-low leakage high voltage CMOS and bipolar complementary double-diffused metal oxide semiconductor, or BCDMOS, and electronically erasable programmable read only memory, or EEPROM. Our Semiconductor Manufacturing Services customers use us to manufacture a wide range of products, including display drivers, LED drivers, audio encoding and decoding devices, microcontrollers, touch screen controllers, RF switches, park distance control sensors for automotive, electronic tag memories and power management semiconductors. During 2011, the number of design wins we booked for smartphones and tablet PCs increased three times compared to 2010. Our customer base for these applications increased from five to ten customers from Q1 2011 to Q4 2011. Our Semiconductor Manufacturing Services business represented 43.8%, 52.6% and 46.7% of our net sales for the fiscal years ended December 31, 2011, 2010 and 2009 (on a combined basis), respectively.

We manufacture all of our products at our three fabrication facilities located in Korea. We have approximately 278 proprietary process flows we can utilize for our products and offer to our Semiconductor Manufacturing Services customers. Our manufacturing base serves both our display driver and power management businesses and Semiconductor Manufacturing Services customers, allowing us to optimize our asset utilization and leverage our investments across our product and service offerings. Analog and mixed-signal manufacturing facilities and processes are typically distinguished by design and process implementation expertise rather than the use of the most advanced equipment. These processes also tend to migrate more slowly to smaller geometries due to technological barriers and increased costs. For example, some of our products use high-voltage technology that requires larger geometries and that may not migrate to smaller geometries for several years, if at all. As a result, our manufacturing base and strategy does not require substantial investment in leading edge process equipment, allowing us to utilize our facilities and equipment over an extended period of time with moderate required capital investments.

Market Opportunity

The consumer electronics market is large and growing rapidly. Growth in this market is being driven by consumers seeking to enjoy a wide variety of available rich media content, such as high definition audio and video, mobile television and games. Consumer electronics manufacturers recognize that the consumer entertainment experience plays a critical role in differentiating their products. To address and further stimulate consumer demand, electronics manufacturers have been driving rapid advances in the technology, functionality, form factor, cost, quality, reliability and power consumption of their products. Electronics manufacturers are continuously implementing advanced technologies in new generations of electronic devices using analog and mixed-signal semiconductor components, such as display drivers that enable display of high resolution images, encoding and decoding devices that allow playback of high definition audio and video, and power management semiconductors that increase power efficiency, thereby reducing heat dissipation and extending battery life. These advanced generations of consumer devices are growing faster than the overall consumer electronics market. For example, according to Gartner, production of LCD televisions, smartphones, notebooks, and tablet PCs is expected to grow from 2011 to 2014 by a compound annual growth rate of 3%, 27%, 20%, and 53%, respectively.

The user experience delivered by a consumer electronic device is substantially driven by the quality of the display, audio and video processing capabilities and power efficiency of the device. Analog and mixed-signal semiconductors enable and enhance these capabilities. Examples of these analog and mixed-signal semiconductors include display drivers, timing controllers, audio encoding and decoding devices, or codecs, and interface circuits, as well as power management semiconductors such as voltage regulators, converters, and switches. According to Gartner, in 2011, the worldwide semiconductor market was $304 billion.

Requirements of Leading Consumer Electronics Manufacturers

We believe our target customers view the following characteristics and capabilities as key differentiating factors among available analog and mixed-signal semiconductor suppliers and manufacturing service providers:

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Broad Offering of Differentiated Products with Advanced System-Level Features and Functions. Leading consumer electronics manufacturers seek to differentiate their products by incorporating innovative semiconductor products that enable unique system-level functionality and enhance performance. These consumer electronics manufacturers seek to closely collaborate with semiconductor solutions providers that continuously develop new and advanced products, technologies, and manufacturing processes that enable state of the art features and functions, such as bright and thin displays, small form factor and energy efficiency.

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Fast Time to Market with New Products. As a result of rapid technological advancements and short product lifecycles, our target customers typically prefer suppliers who have a compelling pipeline of new products and can leverage a substantial intellectual property and technology base to accelerate product design and manufacturing when needed.

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Nimble, Stable and Reliable Manufacturing Services. Fabless semiconductor providers who rely on external manufacturing services often face rapidly changing product cycles. If these fabless companies are unable to meet the demand for their products due to issues with their manufacturing services providers, their profitability and market share can be significantly impacted. As a result, they prefer semiconductor manufacturing services providers who can increase production quickly and meet demand consistently through periods of constrained industry capacity. Furthermore, many fabless semiconductor providers serving the consumer electronics and industrial sectors need specialized analog and mixed-signal manufacturing capabilities to address their product performance and cost requirements.

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Ability to Deliver Cost Competitive Solutions. Electronics manufacturers are under constant pressure to deliver cost competitive solutions. To accomplish this objective, they need strategic semiconductor suppliers that have the ability to provide system-level solutions, highly integrated products, a broad product offering at a range of price points and have the design and manufacturing infrastructure and logistical support to deliver cost competitive products.

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Focus on Delivering Highly Energy Efficient Products. Consumers increasingly seek longer run time, environmentally friendly and energy efficient consumer electronic products. In addition, there is increasing regulatory focus on reducing energy consumption of consumer electronic products. For instance, the California Energy Commission has adopted standards that require televisions sold in California since 2011 to consume 33% less energy, increasing to 49% less energy by 2013. As a result of global focus on more environmentally friendly products, our customers are seeking analog and mixed-signal semiconductor suppliers that have the technological expertise to deliver solutions that satisfy these ever increasing regulatory and consumer power efficiency demands.

Our Competitive Strengths

Designing and manufacturing analog and mixed-signal semiconductors capable of meeting the evolving functionality requirements for consumer electronics devices is challenging. In order to grow and succeed in the industry, we believe semiconductor suppliers must have a broad, advanced intellectual property portfolio, product design expertise, comprehensive product offerings and specialized manufacturing process technologies and capabilities. Our competitive strengths enable us to offer our customers solutions to solve their key challenges. We believe our strengths include:

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Advanced Analog and Mixed-Signal Semiconductor Technology and Intellectual Property Platform. We believe we have one of the broadest and deepest analog and mixed-signal semiconductor technology platforms in the industry. Our long operating history, large patent portfolio, extensive engineering and manufacturing process expertise and wide selection of analog and mixed-signal intellectual property libraries allow us to leverage our technology and develop new products across multiple end markets. Our product development efforts are supported by a team of approximately 419 engineers. Our platform allows us to develop and introduce new products quickly as well as to integrate numerous functions into a single product. For example, we were one of the first companies to introduce a commercial AMOLED display driver for mobile phones.

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Established Relationships and Close Collaboration with Leading Global Electronics Companies. We have a long history of supplying and collaborating on product and technology development with leading innovators in the consumer electronics market. Our close customer relationships have been built based on many years of close collaborative product development which provides us with deep system level knowledge and key insights into our customers’ needs. As a result, we are able to continuously strengthen our technology platform in areas of strategic interest for our customers and focus on those products and services that our customers and end consumers demand the most.

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Longstanding Presence in Asia and Proximity to Global Consumer Electronics Supply Chain. Our presence in Asia facilitates close contact with our customers, fast response to their needs and enhances our visibility into new product opportunities, markets and technology trends. According to Gartner, semiconductor consumption in Asia, excluding Japan, is projected to grow to 67% of global consumption by 2014. Our design center and substantial manufacturing operations in Korea place us close to many of our largest customers and to the core of the global consumer electronics supply chain. We have active applications, engineering, product design, and customer support resources, as well as senior management and marketing resources, in geographic locations close to our customers. This allows us to strengthen our relationship with customers through better service, faster turnaround time and improved product design collaboration. We believe this also helps our customers to deliver products faster than their competitors and to solve problems more efficiently than would be possible with other suppliers.

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Broad Portfolio of Product and Service Offerings Targeting Large, High-Growth Markets. We continue to develop a wide variety of analog and mixed-signal semiconductor solutions for multiple high-growth consumer electronics end markets. We believe our expanding product and service offerings allow us to provide additional products to new and existing customers and to cross-sell our products and services to our established customers. For example, we have leveraged our technology expertise and customer relationships to develop and grow a new business offering power management solutions to customers. Our power management solutions enable our customers to increase system stability and reduce heat dissipation and energy use, resulting in cost savings for our customers, as well as environmental benefits. We have been able to sell these new products to our existing customers as well as expand our customer base.

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Distinctive Analog and Mixed-Signal Process Technology Expertise and Manufacturing Capabilities. We have developed specialty analog and mixed-signal manufacturing processes such as high voltage CMOS, power and embedded memory. These processes enable us to flexibly ramp mass production of display, power and mixed-signal products, and shorten the duration from design to delivery of highly integrated, high-performance analog and mixed-signal semiconductors. As a result of the depth of our process technology, captive manufacturing facilities and customer support capabilities, we believe the majority of our top twenty manufacturing services customers by revenue currently use us as their primary manufacturing source for the products that we manufacture for them.

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Highly Efficient Manufacturing Capabilities. Our manufacturing strategy is focused on optimizing our asset utilization across our display driver and power management products as well as our semiconductor manufacturing services, which enables us to maintain the price competitiveness of our products and services through our low-cost operating structure and improve our operational efficiency. We believe the location of our primary manufacturing and research and development facilities in Asia and relatively low required ongoing capital expenditures provide us with a number of cost advantages. We offer specialty analog process technologies that do not require substantial investment in leading edge, smaller geometry process equipment. We are able to utilize our manufacturing base over an extended period of time and thereby minimize our capital expenditure requirements.

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Strong Financial Model with a Low-Cost Structure. Over the past two years we implemented significant structural improvements to our operating and financial model that lowered our capital investment requirements and improved our cash flow and profitability. The long lifecycles of our manufacturing processes, equipment and facilities allow us to keep our new capital requirements relatively low. We believe that our low-cost but highly skilled design and support engineers and manufacturing base position us favorably to compete in the marketplace and provide operating leverage in our operating model.

Our Strategy

Our objective is to grow our business, our cash flow and profitability and to establish our position as a leading provider of analog and mixed-signal semiconductor products and services for high-volume markets. Our business strategy emphasizes the following key elements:

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Leverage Our Advanced Analog and Mixed-Signal Technology Platform to Innovate and Deliver New Products and Services. We intend to continue to utilize our extensive patent and technology portfolio, analog and mixed-signal design and manufacturing expertise and specific end-market applications and system-level design expertise to deliver products with high levels of performance by utilizing our systems expertise and leveraging our deep knowledge of our customers’ needs. For example, we have recently utilized our extensive patent portfolio, process technologies and analog and mixed-signal technology platform to develop cost-effective IGBTs as well as low power integrated power solutions for AC-DC offline switchers to address more of our customers’ needs. In Display Solutions, we continue to invest in research and development to introduce new technologies to support our customers’ technology roadmaps such as their transition to 240Hz 3D LED televisions. In Semiconductor Manufacturing Services, we are developing cost-effective processes that substantially reduce die size using deep trench isolation.

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Increase Business with Existing Customers. We have a global customer base consisting of leading consumer electronics OEMs who sell into multiple end markets. We intend to continue to strengthen our relationships with our customers by collaborating on critical design and product development in order to improve our design win rates. We will seek to increase our customer penetration by more closely aligning our product roadmap with those of our key customers and by taking advantage of our broad product portfolio, our deep knowledge of customer needs and existing relationships to sell more existing and new products. For example, two of our largest display driver customers have display modules in production using our power management products. These power management products have been purchased and evaluated via their key subcontractors for LCD backlight units and LCD integrated power supplies.

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Broaden Our Customer Base. We expect to continue to expand our global design centers, local application engineering support and sales presence, particularly in China, Hong Kong, Taiwan and Macau, or collectively, Greater China, and other high-growth geographies, to penetrate new accounts. In addition, we intend to introduce new products and variations of existing products to address a broader customer base. In order to broaden our market penetration, we are complementing our direct customer relationships and sales with an expanded base of distributors, especially to aid the growth of our power management business. We expect to continue to expand our distribution channels as we broaden our power management penetration beyond existing customers.

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Aggressively Grow the Power Business. We have utilized our extensive patent portfolio, process technologies, captive manufacturing facilities and analog and mixed-signal technology platform to develop power management solutions that expand our market opportunity and address more of our customers’ needs. We intend to increase the pace of our new power product introductions by continuing to collaborate closely with our industry-leading customers. For example, we began mass production of our first integrated power solution for LCD televisions at one of our major Korean customers in early 2010, and became a major supplier of the product within two years. We also intend to capitalize on the market needs and regulatory requirements for power management products that reduce energy consumption of consumer electronic products by introducing products that are more energy efficient than those of competitors. We believe our integrated designs, unique low-cost process technologies and deep customer relationships will enable us to increase sales of our power solutions to our current Power Solutions customers, and as an extension of our other product offerings, to our other customers.

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Drive Execution Excellence. We have significantly improved our execution through a number of management initiatives implemented under the direction of our Chief Executive Officer and Chairman, Sang Park. As an example, we have introduced new processes for product development, customer service and personnel development. We expect these ongoing initiatives will continue to improve our new product development and customer service as well as enhance our commitment to a culture of quick action and execution by our workforce. In addition, we have focused on and continually improved our manufacturing efficiency during the past several years.

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Optimize Asset Utilization, Return on Capital Investments and Cash Flow Generation. We intend to keep our capital expenditures relatively low by maintaining our focus on specialty process technologies that do not require substantial investment in frequent upgrades to the latest manufacturing equipment. We also believe our power management business should increase our utilization and return on capital as the manufacturing of these products primarily relies on our 0.35µm geometry and low-cost equipment. By utilizing our manufacturing facilities for both our Display Solutions and Power Solutions products and our Semiconductor Manufacturing Services customers, we will seek to maximize return on our capital investments and our cash flow generation.

Our Technology

We continuously strengthen our advanced analog and mixed-signal semiconductor technology platform by developing innovative technologies and integrated circuit building blocks that enhance the functionality of consumer electronics products through brighter, thinner displays, enhanced image quality, smaller form factor and longer battery life. We seek to further build our technology platform through proprietary research and development and selective licensing and acquisition of complementary technologies, as well as disciplined process improvements in our manufacturing operations. Our goal is to leverage our experience and development initiatives across multiple end markets and utilize our understanding of system-level issues our customers face to introduce new technologies that enable our customers to develop more advanced, higher performance products.

Our display technology portfolio includes building blocks for display drivers and timing controllers, processor and interface technologies, as well as sophisticated production techniques, such as chip-on-glass, or COG, which enables the manufacture of thinner displays. Our advanced display drivers incorporate LTPS and AMOLED panel technologies that enable the highest resolution displays. Furthermore, we are developing a broad intellectual property portfolio to improve the power efficiency of displays, including the development of our smart mobile luminance control, or SMLC, algorithm.

We have a long history of specialized process technology development and have a number of distinctive process implementations. We have approximately 278 process flows we can utilize for our products and offer to our Semiconductor Manufacturing Services customers. Our process technologies include standard CMOS, high voltage CMOS, ultra-low leakage high voltage CMOS and BCDMOS. Our manufacturing processes incorporate embedded memory solutions such as static random access memory, or SRAM, one-time programmable, or OTP, memory, multiple-time programmable, or MTP, memory, EEPROM, and single-transistor random access memory, or 1TRAM. More broadly, we focus extensively on processes that reduce die size across all of the products we manufacture, in order to deliver cost-effective solutions to our customers.

Expertise in high voltage and deep trench BCDMOS process technologies, low power analog and mixed-signal design capabilities and packaging know-how are key requirements in the power management market. We are currently leveraging our capabilities in these areas with products such as AC-DC converters, DC-DC converters, linear regulators, including LDO, regulators and analog switches, and power MOSFETs. We believe our system level understanding of applications such as LCD televisions and mobile phones will allow us to more quickly develop and customize power management solutions for our customers in these markets.

Products and Services by Division

Our broad portfolio of products and services addresses multiple high-growth, consumer-focused end markets. A key component of our product strategy is to supply multiple related product and service offerings to each of the end markets that we serve.

Display Solutions

Display Driver Characteristics. Display drivers deliver defined analog voltages and currents that activate pixels to exhibit images on displays. The following key characteristics determine display driver performance and end-market application:

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Resolution and Number of Channels. Resolution determines the level of detail displayed within an image and is defined by the number of pixels per line multiplied by the number of lines on a display. For large displays, higher resolution typically requires more display drivers for each panel. Display drivers that have a greater number of channels, however, generally require fewer display drivers for each panel and command a higher selling price per unit. Mobile displays, conversely, are typically single chip solutions designed to deliver a specific resolution. We cover resolutions ranging from WQVGA (240RGB x 432) to DVGA (960RGB x 1,280).

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Color Depth. Color depth is the number of colors that can be displayed on a panel. For example, for TFT-LCD panels, 262 thousand colors are supported by 6-bit source drivers; 16 million colors are supported by 8-bit source drivers; and 1 billion colors are supported by 10-bit source drivers.

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Operational Voltage. Display drivers are characterized by input and output voltages. Source drivers typically operate at input voltages from 1.8 to 3.6 volts and output voltages between 9 and 18 volts. Gate drivers typically operate at input voltages from 2.0 to 3.6 volts and output voltages from 30 to 40 volts. Lower input voltage results in lower power consumption and electromagnetic interference, or EMI.

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Gamma Curve. The relationship between the light passing through a pixel and the voltage applied to the pixel by the source driver is referred to as the gamma curve. The gamma curve of the source driver can correct some imperfections in picture quality in a process generally known as gamma correction. Some advanced display drivers feature up to three independent gamma curves to facilitate this correction.

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Driver Interface. Driver interface refers to the connection between the timing controller and the display drivers. Display drivers increasingly require higher bandwidth interface technology to address the larger data transfer rate necessary for higher definition images. The principal types of interface technologies are embedded clock point to point I/F, or EPI I/F, advance intra panel I/F, or AIPI, mini-low voltage differential signaling, or m-LVDS, and ultra slim I/F, or USI.

•	Package Type. The assembly of display drivers typically uses chip-on-film, or COF, and COG package types.

Large Display Solutions. We provide display solutions for a wide range of flat panel display sizes used in LCD televisions, including high definition televisions, or HDTVs, LED TVs, 3D TVs, LCD monitors, notebooks, tablet PCs and ultrabooks.

Our large display solutions include source and gate drivers and timing controllers with a variety of interfaces, voltages, frequencies and packages to meet customers’ needs. These products include advanced technologies such as high channel count, with products in mass production to provide up to 1,026 channels. Our large display solutions are designed to allow customers to cost-effectively meet the increasing demand for high resolution displays. We focus extensively on reducing the die size of our large display drivers and other solutions products to reduce costs without having to migrate to smaller geometries. For example, we have implemented several solutions to reduce die size in large display drivers, such as optimizing design schemes and design rules and applying specific technologies that we have developed internally. We have recently introduced a number of new large display drivers with reduced die size.

The table below sets forth the features of our products, both in mass production and in customer qualification, which is the final stage of product development, for large-sized displays:

Product	Key Features	Applications
TFT-LCD Source Drivers

•    480 to 1026 output channels

•    6-bit (262 thousand colors), 8-bit (16 million colors), 10-bit (1 billion colors)

•    Output voltage ranging from 9V to 18V

•    Low power consumption and low EMI

•    COF package types

•    EPI, m-LVDS, AiPi, USI interface technologies

•    Geometries of 0.15µm to 0.35µm

• LCD/LED/3D TVs • Ultrabooks*, notebooks • LCD/LED monitors

TFT-LCD Gate Drivers	• 272 to 768 output channels • Output voltage ranging from 30V to 40V • COF and COG package types • Geometry of 0.35µm	• Tablet PCs • LCD/LED/3D TVs • Notebooks

Timing Controllers	• Wide range of resolutions • m-LVDS, AiPi interface technologies • Input voltage ranging from 1.6V to 3.6V • Geometry of 0.18µm	• Tablet PCs • Notebooks • LCD/3D monitors

*	In customer qualification stage

Mobile Display Solutions. Our mobile display solutions incorporate the industry’s most advanced display technologies, such as AMOLED and LTPS, as well as high-volume technologies such as a-Si (amorphous silicon) TFT. Our mobile display products offer specialized capabilities, including high speed serial interfaces, such as mobile display digital interface, or MDDI, and mobile industry processor interface, or MIPI, and logic-based OTP memory. We focus extensively on reducing the die size of our mobile display drivers and other solutions products to reduce costs without having to migrate to smaller geometries. For example, we have implemented several solutions to reduce die size in mobile display drivers, such as optimizing design schemes and design rules and applying specific technologies that we have developed internally. Further, we are building a distinctive intellectual property portfolio that allows us to provide features that reduce power consumption, such as automatic brightness control, or ABC, and automatic current limit, or ACL. This intellectual property portfolio will also support our power management product development initiatives, as we leverage our system level understanding of power efficiency.

The following table summarizes the features of our products, both in mass production and in customer qualification, which is the final stage of product development, for mobile displays:

Product	Key Features	Applications
AMOLED	• Resolutions of WBGA and QHD • Color depth 16 million • Geometries of 0.11µm to 15µm • MIPI interface • Logic-based OTP • ABC, ACL	• Smartphones • Tablet PCs* • Game consoles • Digital still cameras

LTPS	• Resolutions of WQVGA, VGA, WSVGA, WVGA and DVGA • Color depth 16 million • MIDDI, MIPI interface • Separated gamma control	• Smartphones • Game consoles • Digital still cameras

A-SiTFT	• Resolutions of WQVGA, HVGA, WVGA, WSVGA and HD • Color depth 16 million • MIDDI, MIPI interface • CABC • LVDS, I2C, DCDC • Separated gamma control	• Smartphones • Mobile phones • Notebooks • Game consoles • Digital still cameras

*	In customer qualification stage

Power Solutions

We develop, manufacture and market power management solutions for a wide range of end market customers. The products include MOSFETs, IGBTs, LED drivers, DC-DC converters, voice coil motor drivers, analog switches and linear regulators, such as LDOs.

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MOSFETs. Our MOSFETs include low-voltage Trench MOSFETs, 20V to 100V, and high-voltage Planar MOSFETs, 200V through 700V. MOSFETs are used in applications to switch, shape or transfer electricity under varying power requirements. The key application segments are smartphones, mobile phones, LCD LED, and 3D televisions, desktop PCs, notebooks, tablet PCs and power supplies for consumer electronics and industrial equipment. MOSFETs allow electronics manufacturers to achieve specific design goals of high efficiency and low standby power consumption. For example, computing solutions focus on delivering efficient controllers and MOSFETs for power management in VCORE, DDR and chipsets for audio, video and graphics processing systems.

•	IGBTs. IGBTs are used in a broad range of medium to high-power commercial and industrial applications and in many consumer appliances such as uninterruptible power supplies, or UPS, solar inverters, motors, welding machines, refrigerators and air-conditioners. Reliable IGBTs are also an important enabler for electronic vehicles and hybrid cars.

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LED Drivers. LED backlighting drivers serve the fast-growing LCD panel backlighting market for LCD, LED, and 3D televisions, LCD monitors, notebooks and tablet PCs. Our products are designed to provide high efficiency and wide input voltage range as well as PWM dimming for accurate white LED dimming control. LED lighting drivers have wide input voltage range applicable to incandescent bulb and fluorescent lamp replacement.

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DC-DC Converters. We offer DC-DC converters targeting mobile applications and high power applications like LCD televisions, set-top boxes, DVD/Blu-ray players and display modules. We expect our DC-DC converters will meet customer green power requirements by featuring wide input voltage ranges, high efficiency and small size.

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Voice Coil Motor Drivers. Voice coil motor drivers, or VCM drivers, are used for camera autofocusing and zooming in mobile phone camera modules. Our products features include high current accuracy, lower quiescent current and small form factors suitable for mobile phone applications.

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Analog Switches and Linear Regulators. We also provide analog switches and linear regulators for mobile applications. Our products are designed for high efficiency and low power consumption in mobile applications.

Our power management solutions enable customers to increase system stability and reduce heat dissipation and energy use, resulting in cost savings for our customers and consumers, as well as environmental benefits. Our in house process technology capabilities and eight-inch wafer production lines increase efficiency and contribute to the competitiveness of our products.

The following table summarizes the features of our products, both in mass production and in customer qualification, which is the final stage of product development:

Product	Key Features	Applications
Low Voltage MOSFET	• (ds)(V) options of 20V-100V • Advanced Trench MOSFET Process • High cell density • Advanced packages to enable reduction of PCB mounting area	• Smartphones and mobile phones • Tablet PCs • Ultrabooks and notebooks • LCD/LED/3D TVs • Desktop PCs

High Voltage MOSFET

•    Voltage options of 200V-700V

•    R2FET (rapid recovery) option to shorten reverse diode recovery time

•    Zenor FET option for MOSFET protection for abnormal input

•    Advanced Planar MOSFET Process

•    Advanced packages to enable reduction of PCB mounting area

• Tablet PC chargers • Power supplies for consumer electronics • Industrial chargers and adaptors • Lighting (ballast, HID, LED) • Industrial equipment • Motor applications

IGBT*	• Voltage 1200V • Collector current options up to 100A • FRD co-packaged in TO-264 • Advanced IGBT process	• Industrial equipment • High power supplies • UPS and solar inverters • Welding machines • Home appliances

Product	Key Features	Applications
LED Backlighting Drivers

•    High efficiency, wide input voltage range

•    Advanced BCDMOS process

•    OCP, SCP, OVP and UVLO protections

•    Accurate LED current control and multi-channel matching

•    Programmable current limit, boost up frequency

• Tablet PCs and notebooks • LED/3D TVs • LED monitors

LED Lighting Drivers*

•    High efficiency, wide input voltage range

•    Simple solutions with external components fully integrated

•    Advanced high voltage BCDMOS process

•    Accurate LED current control and high power factor and low THB

• AC and DC LED lighting

DC-DC Converters	• High efficiency, wide input voltage range • Advanced BCDMOS process • Fast load and line regulation • Accurate outage voltage • OCP, SCP and thermal protections	• LCD/LED/3D TVs • Set-top boxes • DVD/Blu-ray players

Analog Switches

USB Switches

•    Low C(on), 7.0pF (typical) limits signal distortion

•    Low R(on), 4.0 Ω (typical)

•    Advanced CMOS process

Audio Switches

•    Negative Swing Support

•    Low R(on), 0.4 Ω (typical)

•    High ESD protection, 13kV

•    Advanced CMOS process

• Mobile phones

Linear Regulators	• Single and dual* LDOs • Low Noise Output Linear µCap LDO Regulator • 2.3V to 5.5V input voltage and 150mA, 300mA* output current • Small package size of DFN type • Advanced CMOS process	• Mobile phones

VCM Drivers*	• Small size package with wafer-level CSP • High accuracy sink current • I2C interface and low quiescent current	• Mobile phones

*	In customer qualification stage

Semiconductor Manufacturing Services

We provide semiconductor manufacturing services to analog and mixed-signal semiconductor companies. We have approximately 278 process flows we offer to our Semiconductor Manufacturing Services customers. We also often partner with key customers to jointly develop or customize specialized processes that enable our customers to improve their products and allow us to develop unique manufacturing expertise.

Our semiconductor manufacturing services offering is targeted at customers who require differentiated, specialty analog and mixed-signal process technologies such as high voltage CMOS, embedded memory and power. We refer to our approach of delivering specialized services to our customers as our application-specific technology strategy. We differentiate ourselves through the depth of our intellectual property portfolio, ability to customize process technology to meet the customers’ requirements effectively, long history in this business and reputation for excellence.

Our Semiconductor Manufacturing Services customers typically serve high-growth and high-volume applications in the consumer, computing and wireless end markets. We strive to be the primary manufacturing source for our Semiconductor Manufacturing Services customers.

Process Technology Overview

Mixed-Signal. Mixed-signal process technology is used in devices that require conversion of light and sound into electrical signals for processing and display. Our mixed-signal processes include advanced technologies such as low noise process using triple gate, which uses less power at any given performance level. MEMS process technology allows the manufacture of components that use electrical energy to generate a mechanical response. For example, MEMS devices are used in the accelerometers and gyroscopes of mobile phones.

Power. Power process technology, such as BCD, includes high voltage capabilities as well as the ability to integrate functionality such as self-regulation, internal protection, and other intelligent features. The unique process features such as deep trench isolation are suited for chip shrink and device performance enhancement.

High Voltage CMOS. High voltage CMOS process technology facilitates the use of high voltage levels in conjunction with smaller transistor sizes. This process technology includes several variations, such as bipolar processes, which use transistors with qualities well suited for amplifying and switching applications, mixed mode processes, which incorporate denser, more power efficient FETs, and thick metal processes.

Non-Volatile Memory. Non-volatile memory, or NVM, process technology enables the integration of non-volatile memory cells that allow retention of the stored information even when power is removed from the circuit. This type of memory is typically used for long-term persistent storage.

The table below sets forth the key process technologies in Semiconductor Manufacturing Services that we currently offer to customers:

Process	Technology	Device	Application
Mixed-Signal	• 0.13-0.8 µm • Low noise • Ultra low power • Triple gate	• Analog to digital converter • Digital to analog converter • Audio codec • Chipset • RF switch • Digital tunable capacitor	• Smartphones • Table PCs • Ultrabooks • PC peripherals • DVDs

Power	• 0.18-0.5 µm • BCD • Deep trench isolation • MOSFET • Schottky diode • Zener diode • Ultra high voltage	• Power management • LED driver • High power audio amp • DC/DC converter	• Smartphones • Tablet PCs • Ultrabooks • LCD TVs • LED lighting • LCD monitors • Automotive

High Voltage CMOS	• 0.11-2.0 µm • 5V-200V • Bipolar, Thick metal	• Display driver • CSTN driver	• Smartphones • Tablet PCs • LD TVs • Desktop PCs • LCD monitors

NVM	• 0.18-0.5 µm • EEPROM • eFlash • OTP	• Microcontroller • Touch screen controller • Electronic tag memory • Hearing aid controller	• Smartphones • Tablet PCs • Industrial controllers • Medical equipment • Park distance control sensors for automotive • Game consoles

Sales and Marketing

We focus our sales and marketing strategy on creating and strengthening our relationships with leading consumer electronics OEMs, as well as analog and mixed-signal semiconductor companies. We believe our close collaboration with customers allows us to align our product and process technology development with our customers’ existing and future needs. Because our customers often service multiple end markets, our product sales teams are organized by customers within the major geographies. We believe this facilitates the sale of products that address multiple end-market applications to each of our customers. Our Semiconductor Manufacturing Services sales teams focus on marketing our services to analog and mixed-signal semiconductor companies that require specialty manufacturing processes.

We sell our products through a direct sales force and a network of authorized agents and distributors. We have strategically located our sales and technical support offices near our customers. Our direct sales force consists primarily of representatives co-located with our design center in Korea, as well as our local sales and support offices in Japan, Greater China and Europe. We have a network of agents and distributors in Korea, Japan, Europe and Greater China. For the years ended December 31, 2011 and December 31, 2010, we derived 71% and 76% of net sales through our direct sales force, respectively, and 29% and 24% of net sales through our network of authorized agents and distributors, respectively.

Research and Development

Our research and development efforts focus on intellectual property, design methodology and process technology for our complex analog and mixed-signal semiconductor products and services. Research and development expenses for the year ended December 31, 2011, December 31, 2010, and the combined twelve-month period ended December 31, 2009 were $76.8 million $83.5 million and $70.9 million, respectively, representing 9.9%, 10.8% and 12.7% of net sales, respectively.

Customers

We sell our Display Solutions and Power Solutions products to consumer electronics OEMs as well as subsystem designers and contract manufacturers. We sell our semiconductor manufacturing services to analog and mixed-signal semiconductor companies. For the years ended December 31, 2011, and December 31, 2010, our ten largest customers accounted for 63% and 63% of our net sales, respectively, and we had one customer, LG Display, representing 15% and 16% of our consolidated net sales for the years ended December 31, 2011 and December 31, 2010, respectively. Substantially all of our sales to LG Display are in our Display Solutions segment and sales to LG Display represented 34% and 41% of net sales in our Display Solutions segment in the years ended December 31, 2011, and December 31, 2010, respectively. Our relationships with some of our ten largest customers were adversely impacted by our reorganization proceedings. Some of these customers did not offer us the opportunity to compete for new design wins during the pendency of our reorganization proceedings. However, subsequent to our emergence from our reorganization proceedings we have again been provided an opportunity to compete for these projects. For the year ended December 31, 2011, we recorded revenues of $75.5 million from customers in the United States and $697.3 million from all foreign countries, of which 57.0% was from Korea, 18.9% from Taiwan, 8.4% from Japan and 11.8% from China, Hong Kong and Macau. For the year ended December 31, 2010, we recorded revenues of $90.0 million from customers in the United States and $680.4 million from all foreign countries, of which 55.7% was from Korea, 23.1% from Taiwan, 8.4% from Japan and 9.3% from China, Hong Kong and Macau.

Intellectual Property

As of December 31, 2011, our portfolio of intellectual property assets included approximately 3,825 registered patents and 610 pending patent applications. Approximately 2,975 and 425 of our patents and pending patents are novel in that they are not a foreign counterpart of an existing patent or patent application. Because we file patents in multiple jurisdictions, we additionally have approximately 1,035 registered and pending patents that relate to identical technical claims in our base patent portfolio. Our patents expire at various times over the next 18 years. While these patents are in the aggregate important to our competitive position, we do not believe that any single registered or pending patent is material to us.

We have entered into exclusive and non-exclusive licenses and development agreements with third parties relating to the use of intellectual property of the third parties in our products and our design processes, including licenses related to embedded memory technology, design tools, process simulation tools, circuit designs and processor cores. Some of these licenses, including our agreements with Silicon Works Co., Ltd. and ARM Limited, are material to our business and may be terminated prior to the expiration of these licenses by the licensors should we fail to cure any breach under such licenses. Our license with Silicon Works Co., Ltd. relates to our large display drivers and our license from ARM Limited primarily relates to product lines in our Semiconductor Manufacturing Services business. The loss of either license could have a material adverse impact on our results of operations. Additionally, in connection with the Original Acquisition, Hynix retained a perpetual license to use the intellectual property that we acquired from Hynix in the Original Acquisition. Under this license, Hynix and its subsidiaries are free to develop products that may incorporate or embody intellectual property developed by us prior to October 2004.

Competition

We operate in highly competitive markets characterized by rapid technological change and continually advancing customer requirements. Although no one company competes with us in all of our product lines, we face significant competition in each of our market segments. Our competitors include other independent and captive manufacturers and designers of analog and mixed-signal integrated circuits including display driver and power management semiconductor devices, as well as companies providing specialty manufacturing services.

We compete based on design experience, manufacturing capabilities, the ability to service customer needs from the design phase through the shipping of a completed product, length of design cycle and quality of technical support and sales personnel. Our ability to compete successfully will depend on internal and external variables, both within and outside of our control. These variables include the timeliness with which we can develop new products and technologies, product performance and quality, manufacturing yields, capacity availability, customer service, pricing, industry trends and general economic trends.

Employees

Our worldwide workforce consisted of 3,342 employees (full- and part-time) as of January 31, 2012, of which 401 were involved in sales, marketing, general and administrative, 419 were in research and development (including 218 with advanced degrees), 111 were in quality, reliability and assurance and 2,411 were in manufacturing (comprised of 364 in engineering and 2,047 in operations). As of January 31, 2012, 2,161 employees, or approximately 64.7% of our workforce, were represented by the MagnaChip Semiconductor Labor Union, which is a member of the Federation of Korean Metal Workers Trade Unions. We believe our labor relations are good.

Environmental

Our operations are subject to a variety of environmental, health and safety laws and regulations in each of the jurisdictions in which we operate, governing, among other things, air emissions, wastewater discharges, the generation, use, handling, storage and disposal of, and exposure to, hazardous substances (including asbestos) and waste, soil and groundwater contamination and employee health and safety. These laws and regulations are complex, constantly changing and have tended to become more stringent over time. For example, the Korean government’s Enforcement Decree to the Framework Act on Low Carbon Green Growth became effective in April 2010. Certain designated businesses, including our Korean subsidiary, were required to submit plans to reduce greenhouse emissions and energy consumption. Our Korean subsidiary set emissions and consumption targets and negotiated an implementation plan in 2011 with Korean governmental authorities. Each year going forward, our Korean subsidiary is required to agree upon emissions and consumption targets with Korean governmental authorities and submit an independently-verified report of prior year compliance. There can be no assurance that we have been or will be in compliance with all these laws and regulations, or that we will not incur material costs or liabilities in connection with these laws and regulations in the future. The adoption of new environmental, health and safety laws, any failure to comply with new or existing laws or issues relating to hazardous substances could subject us to material liability (including substantial fines or penalties), impose the need for additional capital equipment or other process requirements upon us, curtail our operations or restrict our ability to expand operations.

Raw Materials

We use processes that require specialized raw materials that are generally available from a limited number of suppliers. Tape is one of the process materials required for our display drivers. We continue to attempt to qualify additional suppliers for our raw materials.

Geographic Financial Information

For a description of the distribution of our net sales by geographic region, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations”—“Results of Operations—Comparison of Years Ended December 31, 2011 and 2010”—“Net Sales by Geographic Region,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations”—“Results of Operations—Comparison of Years Ended December 31, 2010 and December 31, 2009”—“Net Sales by Geographic Region,” included in this prospectus supplement and note 24 to the consolidated financial statements for MagnaChip Semiconductor Corporation for the year ended December 31, 2011 included the in 10-K Report.

MANAGEMENT

The following table is a list of the current directors and executive officers of MagnaChip and their respective ages as of March 31, 2012:

Name	Age	Position
Sang Park	64	Chairman of the Board of Directors and Chief Executive Officer
Tae Young Hwang	55	Chief Operating Officer and President
Brent Rowe	50	Executive Vice President, Worldwide Sales
Heung Kyu Kim	48	Executive Vice President and General Manager, Power Solutions Division
Margaret Sakai	55	Executive Vice President and Chief Financial Officer
Tae Jong Lee	49	Executive Vice President and General Manager, Corporate Engineering
John McFarland	45	Executive Vice President, General Counsel and Secretary
Michael Elkins	44	Director
Randal Klein	46	Director
Ilbok Lee	66	Director
Brian Mulhern	37	Director
R. Douglas Norby	76	Director
Nader Tavakoli	54	Director

Sang Park, Chairman of the Board of Directors and Chief Executive Officer. Mr. Park became our Chairman of the board of directors and Chief Executive Officer on January 1, 2007, after serving as President, Chief Executive Officer and director since May 2006. Mr. Park served as an executive fellow for iSuppli Corporation from January 2005 to May 2006. Prior to joining iSuppli, he was founder and president of SP Associates, a consulting services provider for technology companies, from September 2003 to December 2004. Mr. Park served as Chief Executive Officer of Hynix from May 2002 to March 2003, and as Chief Operating Officer and President of the Semiconductor Division of Hynix from July 1999 to April 2002. Prior to his service at Hynix, Mr. Park was Vice President of Procurement Engineering at IBM in New York from 1995 to 1999, and he held various positions in procurement and operations at Hewlett Packard in California from 1979 to 1995. Our board of directors has concluded that Mr. Park should serve as a director and as chairman of the board of directors based on his extensive experience as an executive, investor and director in our industry and his experience and insight as our Chief Executive Officer.

Tae Young Hwang, Chief Operating Officer and President. Mr. Hwang became our Chief Operating Officer and President in November 2009. He previously served as our Executive Vice President, Manufacturing Division, and General Manager, Display Solutions from January 2007, and our Executive Vice President of Manufacturing Operations from October 2004. Prior to that time, Mr. Hwang served as Hynix’s Senior Vice President of Manufacturing Operations, System IC, from 2002 to 2003. From 1999 to 2001, he was Vice President of Cheongju Operations for Hynix. Mr. Hwang holds a B.S. degree in Mechanical Engineering from Pusan National University and an M.B.A. from Cheongju University.

Brent Rowe, Executive Vice President, Worldwide Sales. Mr. Rowe became our Executive Vice President, Worldwide Sales in December 2010, after serving as our Senior Vice President, Worldwide Sales since April 2006. Prior to joining our company, Mr. Rowe served at Fairchild Semiconductor International, Inc., a semiconductor manufacturer, as Vice President, Americas Sales and Marketing from August 2003 to October 2005; Vice President, Europe Sales and Marketing from August 2002 to August 2003; and Vice President, Japan Sales and Marketing from April 2002 to August 2002. Mr. Rowe holds a B.S. degree in Chemical Engineering from the University of Illinois.

Heung Kyu Kim, Executive Vice President and General Manager, Power Solutions Division. Mr. Kim became our Executive Vice President and General Manager, Power Solutions Division, in December 2010, after serving as our Senior Vice President and General Manager, Corporate Engineering since July 2007. Prior to joining our company, Mr. Kim served at Fairchild Semiconductor International, Inc., a semiconductor manufacturer, as Vice President of the Power Conversion Product Line from July 2003 to June 2007, and as Director of Korea Sales and Marketing from April 1999 to June 2003. Mr. Kim holds a B.S. degree in Metallurgical Engineering from Korea University.

Margaret Sakai, Executive Vice President and Chief Financial Officer. Ms. Sakai became our Executive Vice President and Chief Financial Officer in April 2011, after serving as Senior Vice President and Chief Financial Officer since April 2009 and our Senior Vice President, Finance, since November 2006. Prior to joining our company, she served as Chief Financial Officer of Asia Finance and Vice President of Photronics, Inc., a manufacturer of reticles and photomasks for semiconductor and microelectronic applications, since November 2003. From June 1999 to October 2003, Ms. Sakai was Executive Vice President and Chief Financial Officer of PKL Corporation, a photomask manufacturer. From October 1995 to May 1999, Ms. Sakai served as Director of Finance of Acqutek International Limited, a lead-frame manufacturer, and from March 1992 to September 1995, Ms. Sakai served as Financial Manager at National Semiconductor Corporation. Ms. Sakai worked as an Audit Supervisor at Coopers & Lybrand from January 1988 to March 1992. Ms. Sakai is a Certified Public Accountant in the State of California and holds a B.A. degree in Accounting from Babson College.

Tae Jong Lee, Executive Vice President and General Manager, Corporate Engineering. Mr. Lee became our Executive Vice President and General Manager, Corporate Engineering, in December 2011, after serving successively as Senior Vice President and Vice President and General Manager, Corporate Engineering, since September 2007. Prior to joining our company, Mr. Lee served as Director of the Technology Development Division, Chartered Semiconductor Manufacturing, in Singapore from 1999 to August 2007. Mr. Lee holds B.S. and M.S. degrees from Seoul National University, and a Ph.D in Physics from the University of Texas at Dallas.

John McFarland, Executive Vice President, General Counsel and Secretary. Mr. McFarland became our Executive Vice President, General Counsel and Secretary in April 2011 after serving successively as Senior Vice President and Vice President, General Counsel and Secretary since November 2004. Prior to joining our company, Mr. McFarland served as a foreign legal consultant at Bae, Kim & Lee, a law firm, from August 2003 to November 2004 and an associate at Wilson Sonsini Goodrich & Rosati, P.C., a law firm, from August 2000 to July 2003. Mr. McFarland holds a B.A. degree in Asian Studies, conferred with highest distinction from the University of Michigan, and a J.D. degree from the University of California, Los Angeles, School of Law.

Michael Elkins, Director. Mr. Elkins became our director in November 2009. Mr. Elkins joined Avenue in 2004 and is currently a Portfolio Manager of the Avenue U.S. Funds. In such capacity, Mr. Elkins is responsible for assisting with the direction of the investment activities of the Avenue U.S. strategy. Due to the percentage of our equity owned or controlled by Avenue, Avenue is considered our affiliate. Prior to joining Avenue, Mr. Elkins was a Portfolio Manager and Trader with ABP Investments US, Inc. While at ABP, he was responsible for actively managing high yield investments using a total return-special situations overlay strategy. Prior to ABP, Mr. Elkins served as a Portfolio Manager and Trader for UBK Asset Management, after joining the company as a High Yield Credit Analyst. Previously, Mr. Elkins was a Credit Analyst for both Oppenheimer & Co., Inc. and Smith Barney, Inc. Mr. Elkins serves on the board of directors of Milacron LLC, a plastics-processing technologies and industrial fluids supplier, since April 2009, Ion Media Networks, Inc., a broadcast television station group, since December 2009 and American Media, Inc., a media brands and magazine publishing company, since December 2010. Mr. Elkins previously served on the board of directors of Vertis Communication, an advertising services company, from October 2008 to December 2011. Mr. Elkins serves on the board of directors of each of these companies, all of which are private companies, in connection with a reorganization or refinancing involving affiliates of Avenue and serves as a result of his position with Avenue. Mr. Elkins holds a B.A. in Marketing from George Washington University and an M.B.A. in Finance from the Goizueta Business School at Emory University. Mr. Elkins was appointed to our board of directors by Avenue pursuant to our plan of reorganization and pursuant to MagnaChip Semiconductor LLC’s Fifth Amended and Restated Limited Liability Company Operating Agreement, which we refer to as our pre-conversion Company’s Operating Agreement. Our board of directors has concluded that Mr. Elkins should serve on the board based upon his more than 15 years of investment portfolio management experience, including over 10 years investing in technology companies, including the semiconductor sector.

Randal Klein, Director. Mr. Klein became our director in November 2009. Mr. Klein joined Avenue, our affiliate, in 2004 and is currently a Portfolio Manager at Avenue focused on investments in trade claims and vendor financing. Previously, he was a Senior Vice President of the Avenue U.S. Funds. In such capacity, Mr. Klein was responsible for managing restructuring activities and identifying, analyzing and modeling investment opportunities for the Avenue U.S. strategy. Prior to joining Avenue, Mr. Klein was a Senior Vice President at Lehman Brothers, where his responsibilities included restructuring advisory work, financial sponsors coverage, mergers and acquisitions and corporate finance. Prior to Lehman, Mr. Klein worked in sales, marketing and engineering as an aerospace engineer for The Boeing Company. Mr. Klein holds a B.S. in Aerospace Engineering, conferred with Highest Distinction from the University of Virginia, and an M.B.A. in Finance from the Wharton School of the University of Pennsylvania. Mr. Klein was appointed to our board of directors by Avenue pursuant to our plan of reorganization and pursuant to our pre-conversion Company’s Operating Agreement. Our board of directors has concluded that Mr. Klein should serve on the board based upon his 17 years of experience as a financial advisor and investment manager.

Ilbok Lee, Director. Dr. Lee became our director in August 2011. Dr. Lee has been President and Chief Executive Officer of Silego Technology, Inc., a semiconductor company, since its inception in October 2001. From April 1999 to September 2001, Dr. Lee served as Senior Vice President and General Manager of the Timing Division at Cypress Semiconductor Corp., a public semiconductor company, and from May 1992 to March 1999 served as President and Chief Executive Officer of IC Works, Inc., a semiconductor company he co-founded that was acquired by Cypress in 2001. Dr. Lee co-founded Samsung Semiconductor, Inc. (U.S.A.) in July 1983 and served in various positions at the company, including President and Chief Executive Officer, until May 1992. Prior to Samsung, Dr. Lee served in various technical and managerial positions at Intel and National Semiconductor. Dr. Lee served as a member of board of directors for Sierra Monolithic, a privately held semiconductor company, from 2002 through 2009. Dr. Lee received a Ph.D. and M.S.E.E. from the University of Minnesota and a B.S.E.E. from Seoul National University. Our board of directors has concluded that Dr. Lee should serve on the board based upon his extensive experience in the semiconductor industry.

Brian Mulhern, Director. Mr. Mulhern became our director in August 2011. Mr. Mulhern joined Avenue, our affiliate, in 2004 and is currently a Senior Vice President at Avenue focused on identifying, analyzing and modeling investment opportunities for the Avenue U.S. strategy, primarily focused in the telecom, media and technology industries. Prior to joining Avenue, Mr. Mulhern was a Senior Vice President at Citadel Investment Group based in Chicago and London, focused on the analysis, negotiation and management of privately structured debt, equity and equity-linked investments. Previously, he was an analyst in Merrill Lynch’s merger & acquisition group and a consultant at Booz, Allen & Hamilton. Mr. Mulhern received a B.A. in Economics from the University of Notre Dame. Our board of directors has concluded that Mr. Mulhern should serve on the board based upon his experience as a financial advisor and investment manager.

R. Douglas Norby, Director and Chairman of the Audit Committee. Mr. Norby became our director and Chairman of the Audit Committee in March 2010. Mr. Norby retired from full time employment in July 2006. Mr. Norby previously served as our director and Chairman of the Audit Committee from May 2006 until October 2008. Mr. Norby served as Senior Vice President and Chief Financial Officer of Tessera Technologies, Inc., a public semiconductor intellectual property company, from July 2003 to January 2006. Mr. Norby worked as a management consultant with Tessera from May 2003 until July 2003 and from January 2006 to July 2006. Mr. Norby served as Chief Financial Officer of Zambeel, Inc., a data storage systems company, from March 2002 until February 2003, and as Senior Vice President and Chief Financial Officer of Novalux, Inc., an optoelectronics company, from December 2000 to March 2002. Prior to his tenure with Novalux, Inc., Mr. Norby served as Executive Vice President and Chief Financial Officer of LSI Logic Corporation from November 1996 to December 2000. Mr. Norby is a director of Alexion Pharmaceuticals, Inc., STATS ChipPAC Ltd. Ikanos Communications, Inc., and Invensas, Inc. Mr. Norby was a director of Intellon Corporation from May 2007 to December 2009. Mr. Norby received a B.A. degree in Economics from Harvard University and an M.B.A. from Harvard Business School. Our board of directors has concluded that Mr. Norby should serve on our board based upon his extensive experience as a chief financial officer, his extensive experience in accounting and his experience as a public company director and audit committee chair.

Nader Tavakoli, Director. Mr. Tavakoli became our director in November 2009. Mr. Tavakoli has been Chairman and Chief Executive Officer of EagleRock Capital Management, a private investment firm based in New York City since January 2002. Prior to founding EagleRock, Mr. Tavakoli was a portfolio manager at Odyssey Partners, Highbridge Capital and Cowen and Co. Mr. Tavakoli holds a B.A. in History from Montclair State University and a J.D. from Rutgers School of Law. Our board of directors has concluded that Mr. Tavakoli should serve on the board based upon his extensive investing experience.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our outstanding common stock for: (1) each person or entity known to us to beneficially own more than 5% of any class of our outstanding securities; (2) each member of our board of directors; (3) each of our named executive officers; and (4) all of the members of our board of directors and executive officers, as a group. The following tables list the number of shares and percentage of shares beneficially owned based on 36,880,879 shares of common stock outstanding as of March 31, 2012.

The amounts and percentages of equity interests beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic interest.

Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise indicated, the address of each person listed in the table below is c/o MagnaChip Semiconductor, Ltd., 1 Hyangjeong-dong, Hungduk-gu, Cheongju-si, 361-725, Korea.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class(1)
Principal Stockholders
Funds managed by Avenue Capital Management II, L.P.(2)	20,789,539	55.5%
Funds and accounts managed by Southpaw Asset Management LP(3)	2,341,320	6.3%
Directors and Executive Officers
Sang Park(4)	492,800	1.3%
Tae Young Hwang(5)	238,000	*
Brent Rowe(6)	149,800	*
Margaret Sakai(7)	73,920	*
John McFarland(8)	63,280	*
Michael Elkins(9)	—	—
Randal Klein(9)	—	—
Brian Mulhern(9)	—	—
Nader Tavakoli(10)	35,750	*
R. Douglas Norby(11)	17,000	*
Ilbok Lee	—	—
Directors and Officers as a group (13 persons)(12)	1,216,990	3.2%

*	Less than one percent
(1)	Includes any outstanding common stock held and, to the extent applicable, shares issuable upon the exercise or conversion of any securities that are exercisable or convertible within 60 days of March 31, 2012.
(2)

The following entities and persons are collectively referred to in this table as the “Avenue Capital Group”: (i) Avenue Investments, L.P. (“Avenue Investments”), (ii) Avenue International Master, L.P. (“Avenue International Master”), (iii) Avenue International, Ltd. (“Avenue International”), the sole limited partner of Avenue International Master, (iv) Avenue International Master GenPar, Ltd. (“Avenue International GenPar”), the general partner of Avenue International Master, (v) Avenue Partners, LLC (“Avenue Partners”), the general partner of Avenue Investments and the sole shareholder of Avenue International

GenPar, (vi) Avenue-CDP Global Opportunities Fund, L.P. (“Avenue-CDP”), (vii) Avenue Global Opportunities Fund GenPar, LLC (“Avenue Global GenPar”), the general partner of Avenue-CDP, (viii) Avenue Special Situations Fund IV, L.P. (“Avenue Fund IV”), (ix) Avenue Capital Partners IV, LLC (“Avenue Capital IV”), the general partner of Avenue Fund IV, (x) GL Partners IV, LLC (“GL IV”), the managing member of Avenue Capital IV, (xi) Avenue Special Situations Fund V, L.P. (“Avenue Fund V”), (xii) Avenue Capital Partners V, LLC (“Avenue Capital V”), the general partner of Avenue Fund V, (xiii) GL Partners V, LLC (“GL V”), the managing member of Avenue Capital V, (xiv) Avenue Capital Management II, L.P. (“Avenue Capital Management”), the investment manager to Avenue Investments, Avenue International Master, Avenue-CDP, Avenue Fund IV and Avenue Fund V (collectively, the “Avenue Funds”), (xv) Avenue Capital Management II GenPar, LLC (“Avenue Capital Management GenPar”), the general partner of Avenue Capital Management, and (xvi) Marc Lasry, the managing member of Avenue International GenPar, Avenue Partners, Avenue Global GenPar, GL IV, GL V and Avenue Capital Management GenPar.

The Avenue Capital Group beneficially owns 20,789,539 shares of common stock, which includes 555,961 shares of common stock the Avenue Capital Group may receive through the exercise of outstanding warrants.

The Avenue Funds have the sole power to vote and dispose of the common stock and warrants held by them. Avenue International, Avenue International GenPar, Avenue Partners, Avenue Global GenPar, Avenue Capital IV, GL IV, Avenue Capital V, GL V, Avenue Capital Management, Avenue Capital Management GenPar and Marc Lasry have the shared power to vote and dispose of the common stock and warrants held by the Avenue Funds, all of whom disclaim any beneficial ownership except to the extent of their respective pecuniary interest. The address for all of the Avenue Funds is 399 Park Avenue, 6th Floor, New York, NY 10022.

Avenue Fund V beneficially owns 8,457,136 shares of common stock, or 22.8%, which represents 8,184,421 shares of common stock and 272,715 shares of common stock issuable upon the exercise of warrants held by Avenue Fund V. The securities owned by Avenue Fund V may also be deemed to be beneficially owned by Avenue Capital V, its general partner; GL V, the managing member of Avenue Capital V; Avenue Capital Management, its investment manager; Avenue Capital Management GenPar, the general partner of Avenue Capital Management; and Mr. Lasry, the managing member of Avenue Capital Management GenPar and GL V; all of whom disclaim any beneficial ownership except to the extent of their respective pecuniary interest. For further information regarding Avenue Fund V, please see above.

Avenue Fund IV beneficially owns 6,685,868 shares of common stock, or 18.1%, which represents 6,526,958 shares of common stock and 158,910 shares of common stock issuable upon the exercise of warrants held by Avenue Fund IV. The securities owned by Avenue Fund IV may also be deemed to be beneficially owned by Avenue Capital IV, its general partner; GL IV, the managing member of Avenue Capital IV; Avenue Capital Management, its investment manager; Avenue Capital Management GenPar, the general partner of Avenue Capital Management; and Mr. Lasry, the managing member of Avenue Capital Management GenPar and GL IV; all of whom disclaim any beneficial ownership except to the extent of their respective pecuniary interest. For further information regarding Avenue Fund IV, please see above.

Avenue International Master beneficially owns 3,372,721 shares of common stock, or 9.1%, which represents 3,302,273 shares of common stock and 70,448 shares of common stock issuable upon the exercise of warrants held by Avenue International Master. The securities owned by Avenue International Master may also be deemed to be beneficially owned by Avenue International, its sole limited partner; Avenue International GenPar, its general partner; Avenue Partners, the sole shareholder of Avenue International GenPar; Avenue Capital Management, its investment manager; Avenue Capital Management GenPar, the general partner of Avenue Capital Management; and Mr. Lasry, the managing member of Avenue Capital Management GenPar, Avenue Partners and Avenue International GenPar; all of whom disclaim any beneficial ownership except to the extent of their respective pecuniary interest. For further information regarding Avenue International Master, please see above.

Avenue-CDP beneficially owns 1,149,367 shares of common stock, or 3.1%, which represents 1,119,052 shares of common stock and 30,315 shares of common stock issuable upon the exercise of warrants held by Avenue-CDP. The securities owned by Avenue-CDP may also be deemed to be beneficially owned by Avenue Global GenPar, its general partner; Avenue Capital Management, its investment manager; Avenue Capital Management GenPar, the general partner of Avenue Capital Management; and Mr. Lasry, the managing member of Avenue Capital Management GenPar and Avenue Global GenPar; all of whom disclaim any beneficial ownership except to the extent of their respective pecuniary interest. For further information regarding Avenue-CDP, please see above.

Avenue Investments beneficially owns 1,124,447 shares of common stock, or 3.0%, which represents 1,100,874 shares of common stock and 23,573 shares of common stock issuable upon the exercise of warrants held by Avenue Investments. The securities owned by Avenue Investments may also be deemed to be beneficially owned by Avenue Partners, its general partner; Avenue Capital Management, its investment manager; Avenue Capital Management GenPar, the general partner of Avenue Capital Management; and Mr. Lasry, the managing member of Avenue Capital Management GenPar and Avenue Partners; all of whom disclaim any beneficial ownership except to the extent of their respective pecuniary interest. For further information regarding Avenue Investments, please see above.

(3)	Based on the information contained in a Schedule 13G filed with the SEC on January 23, 2012 by Southpaw Asset Management LP (“Southpaw Management”) and certain related parties.

Represents 2,341,320 shares of common stock that may be deemed to be beneficially owned by Southpaw Asset Management LP (“Southpaw Management”) as it serves as the discretionary investment manager for several funds and accounts. The common stock deemed beneficially owned by Southpaw Management may be deemed beneficially owned by Southpaw Holdings LLC (“Southpaw Holdings”), which is the general partner of Southpaw Management, and by each of Kevin Wyman and Howard Golden, who are principals of Southpaw Holdings and managers of Southpaw Management.

Southpaw Credit Opportunity Master Fund, L.P. (“Southpaw Master Fund”) beneficially owns 2,272,649 shares of common stock; a separate managed account managed by Southpaw Management (“Managed Account 1”) owns 12,041 shares of common stock; and another separate managed account managed by Southpaw Management (“Managed Account 2” and collectively with Managed Account 1, the “Managed Accounts”) owns 56,630 shares of common stock. The securities owned by Southpaw Master Fund and the Managed Accounts may also be deemed beneficially owned by Southpaw Management, in its capacity as the investment manager of Southpaw Master Fund and the Managed Accounts. The shares deemed beneficially owned by Southpaw Management may also be deemed beneficially owned by Southpaw Holdings, which is the general partner of Southpaw Management, and by each of Kevin Wyman and Howard Golden, who are principals of Southpaw Holdings.

The business address of each of Southpaw Master Fund, Southpaw Management, Southpaw Holdings, and Messrs. Wyman and Golden is 2 Greenwich Office Park, 1st floor, Greenwich, CT 06831. For the avoidance of doubt, none of Southpaw Management, Southpaw Holdings, or Messrs. Wyman and Golden hold common stock for their personal accounts, and each reports beneficial ownership of common stock held by Southpaw Master Fund and the Managed Accounts due solely to the fact that such persons have the ability to vote and/or dispose of the common stock held by Southpaw Master Fund and the Managed Accounts.

(4)	Represents 280,000 shares of common stock and 212,800 options to purchase shares of common stock that will be vested and exercisable as of May 30, 2012.
(5)	Represents 105,000 shares of common stock and 133,000 options to purchase shares of common stock that will be vested and exercisable as of May 30, 2012.
(6)	Represents 70,000 shares of common stock and 79,800 options to purchase shares of common stock that will be vested and exercisable as of May 30, 2012.
(7)	Represents 42,000 shares of common stock and 31,920 options to purchase shares of common stock that will be vested and exercisable as of May 30, 2012.

(8)	Represents 42,000 shares of common stock and 21,280 options to purchase shares of common stock that will be vested and exercisable as of May 30, 2012.
(9)	The address for Messrs. Elkins, Klein and Mulhern is 399 Park Avenue, 6th Floor, New York, NY 10022.
(10)	Represents 18,750 shares of common stock and 17,000 options to purchase shares of common stock that will be vested and exercisable as of May 30, 2012.
(11)	Represents 17,000 options to purchase shares of common stock that will be vested and exercisable as of May 30, 2012.
(12)	Represents 613,750 shares of common stock and 603,240 options to purchase shares of common stock that will be vested and exercisable as of May 30, 2012.

SELLING STOCKHOLDERS

Beneficial Ownership

The following table sets forth information with respect to the beneficial ownership of our common stock held as of March 31, 2012 by the selling stockholders, the shares the underwriters have agreed to purchase from the selling stockholders and the selling stockholders’ shares subject to the underwriters’ option to purchase additional shares. The amounts and percentages of common stock beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic interest.

The percentages in the following table reflect the common stock beneficially owned by the selling stockholders as a percentage of the total number of shares of our common stock held and, to the extent applicable, issuable to the selling stockholders upon the exercise or conversion of any of our securities that are exercisable or convertible within 60 days of March 31, 2012. As of March 31, 2012, we had 36,880,879 shares of common stock outstanding.

The information set forth in the table below is based on information provided by or on behalf of the selling stockholders.

	Shares of Common Stock Beneficially Owned prior to the Offering		Shares of Common Stock Offered Hereby Number	Shares of Common Stock Beneficially Owned after the Offering(1)		Shares of Common Stock Offered Hereby if Underwriters’ Option to Purchase Additional Shares is Exercised in Full Number	Shares of Common Stock Beneficially Owned After the Offering if Underwriters’ Option to Purchase Additional Shares is Exercised in Full(1)
	Number	Percentage		Number	Percentage		Number	Percentage
Avenue Special Situations Fund V, L.P.(2)(3)(4)	8,457,136	22.8%	2,847,584	5,609,552	15.1%	427,138	5,182,414	13.9%
Avenue Special Situations Fund IV, L.P.(2)(3)(5)	6,685,868	18.1%	2,251,184	4,434,684	12.0%	337,678	4,097,006	11.1%
Avenue International Master L.P.(2)(3)(6)	3,372,721	9.1%	1,135,621	2,237,100	6.1%	170,343	2,066,757	5.6%
Avenue-CDP Global Opportunities Fund, L.P.(2)(3)(7)	1,149,367	3.1%	387,001	762,366	2.1%	58,050	704,316	1.9%
Avenue Investments L.P.(2)(3)(8)	1,124,447	3.0%	378,610	745,837	2.0%	56,791	689,046	1.9%

Total	20,789,539	55.5%	7,000,000	13,789,539	36.8%	1,050,000	12,739,539	34.0%

(1)	Assumes that the selling stockholders dispose of all the shares of common stock covered by this prospectus supplement and do not acquire beneficial ownership of any additional shares of common stock.
(2)	Affiliated with us as described in “Material Relationships.”
(3)	Prior to the offering, Avenue Capital Group beneficially owns 20,789,539 shares of common stock, which includes 555,961 shares of common stock the Avenue Capital Group may receive through the exercise of outstanding warrants.

The Avenue Funds have the sole power to vote and dispose of the common stock and warrants held by them. Avenue International, Avenue International GenPar, Avenue Partners, Avenue Global GenPar, Avenue Capital IV, GL IV, Avenue Capital V, GL V, Avenue Capital Management, Avenue Capital Management GenPar and Marc Lasry have the shared power to vote and dispose of the common stock and warrants held by the Avenue Funds, all of whom disclaim any beneficial ownership except to the extent of their respective pecuniary interest.

(4)	Prior to the offering, Avenue Fund V beneficially owns 8,457,136 shares of common stock, or 22.8%, which represents 8,184,421 shares of common stock and 272,715 shares of common stock issuable upon the exercise of warrants held by Avenue Fund V. The securities owned by Avenue Fund V may also be deemed to be beneficially owned by Avenue Capital V, its general partner; GL V, the managing member of Avenue Capital V; Avenue Capital Management, its investment manager; Avenue Capital Management GenPar, the general partner of Avenue Capital Management; and Mr. Lasry, the managing member of Avenue Capital Management GenPar and GL V; all of whom disclaim any beneficial ownership except to the extent of their respective pecuniary interest. For further information regarding Avenue Fund V, please see footnote (3).
(5)	Prior to the offering, Avenue Fund IV beneficially owns 6,685,868 shares of common stock, or 18.1%, which represents 6,526,958 shares of common stock and 158,910 shares of common stock issuable upon the exercise of warrants held by Avenue Fund IV. The securities owned by Avenue Fund IV may also be deemed to be beneficially owned by Avenue Capital IV, its general partner; GL IV, the managing member of Avenue Capital IV; Avenue Capital Management, its investment manager; Avenue Capital Management GenPar, the general partner of Avenue Capital Management; and Mr. Lasry, the managing member of Avenue Capital Management GenPar and GL IV; all of whom disclaim any beneficial ownership except to the extent of their respective pecuniary interest. For further information regarding Avenue Fund IV, please see footnote (3).
(6)	Prior to the offering, Avenue International Master beneficially owns 3,372,721 shares of common stock, or 9.1%, which represents 3,302,273 shares of common stock and 70,448 shares of common stock issuable upon the exercise of warrants held by Avenue International Master. The securities owned by Avenue International Master may also be deemed to be beneficially owned by Avenue International, its sole limited partner; Avenue International GenPar, its general partner; Avenue Partners, the sole shareholder of Avenue International GenPar; Avenue Capital Management, its investment manager; Avenue Capital Management GenPar, the general partner of Avenue Capital Management; and Mr. Lasry, the managing member of Avenue Capital Management GenPar, Avenue Partners and Avenue International GenPar; all of whom disclaim any beneficial ownership except to the extent of their respective pecuniary interest. For further information regarding Avenue International Master, please see footnote (3).
(7)	Prior to the offering, Avenue-CDP beneficially owns 1,149,367 shares of common stock, or 3.1%, which represents 1,119,052 shares of common stock and 30,315 shares of common stock issuable upon the exercise of warrants held by Avenue-CDP. The securities owned by Avenue-CDP may also be deemed to be beneficially owned by Avenue Global GenPar, its general partner; Avenue Capital Management, its investment manager; Avenue Capital Management GenPar, the general partner of Avenue Capital Management; and Mr. Lasry, the managing member of Avenue Capital Management GenPar and Avenue Global GenPar; all of whom disclaim any beneficial ownership except to the extent of their respective pecuniary interest. For further information regarding Avenue-CDP, please see footnote (3).
(8)	Prior to the offering, Avenue Investments beneficially owns 1,124,447 shares of common stock, or 3.0%, which represents 1,100,874 shares of common stock and 23,573 shares of common stock issuable upon the exercise of warrants held by Avenue Investments. The securities owned by Avenue Investments may also be deemed to be beneficially owned by Avenue Partners, its general partner; Avenue Capital Management, its investment manager; Avenue Capital Management GenPar, the general partner of Avenue Capital Management; and Mr. Lasry, the managing member of Avenue Capital Management GenPar and Avenue Partners; all of whom disclaim any beneficial ownership except to the extent of their respective pecuniary interest. For further information regarding Avenue Investments, please see footnote (3).

Material Relationships

As of March 31, 2012, Avenue beneficially owned approximately 20,789,539 shares of common stock, or 55.5% of our outstanding common stock. In addition, affiliates of Avenue currently have three employees, Messrs. Elkins, Klein and Mulhern, serving as members of our seven-member board of directors.

Issuance of Common Stock

Prior to the completion of the corporate conversion, all of our outstanding equity securities were issued in the form of units by MagnaChip Semiconductor LLC. The following paragraph discusses the number of shares of our common stock that were issued to Avenue in conversion of the units upon the completion of the corporate conversion.

In connection with our reorganization proceedings, Avenue received an aggregate of 1,043,544 shares of common stock and warrants to purchase up to an aggregate of 555,961 shares of common stock in exchange for the release of claims relating to outstanding indebtedness in an aggregate principal amount of approximately $322.6 million. Avenue also acquired 22,016,423 shares of common stock at $1.12 per share pursuant to a $35 million rights offering that we completed in November 2009 and an additional 3,750,000 shares of common stock for providing a backstop service in agreeing to purchase any unsubscribed units in the offering.

Registration Rights Agreement

On November 9, 2009, we entered into a registration rights agreement, which we refer to in this prospectus supplement as the “Registration Rights Agreement,” with the holders of MagnaChip Semiconductor LLC’s common units issued in our reorganization proceedings, including Avenue, where we granted them registration rights with respect to our common stock.

Warrant Agreement

On November 9, 2009, we entered into a warrant agreement with American Stock Transfer & Trust Company, LLC, which we refer to in this prospectus as the “Warrant Agreement,” whereby we issued warrants to purchase an aggregate of 1,875,017 shares of common stock pursuant to the reorganization proceedings to certain former creditors, which included Avenue.

Senior Debt

In April 2010, we sold $250 million of our senior notes to repay our senior secured credit facility. Avenue, our majority stockholder and affiliates, purchased $35 million in principal amount of our senior notes. Avenue is also affiliated with our directors Messrs. Elkins, Klein and Mulhern. On May 16, 2011, two of our wholly-owned subsidiaries, MagnaChip Semiconductor S.A. and MagnaChip Semiconductor Finance Company, repurchased $35 million of the senior notes from Avenue, at a price of $1,090 per $1,000 principal amount of senior notes. We paid Avenue $2.2 million in interest for the year ended December 31, 2011.

Notes Registration Rights Agreement

In connection with the original issuance and sale of the senior notes, we entered into an exchange and registration rights agreement, dated as of April 9, 2010, with the initial purchasers of the senior notes pursuant to which we agreed to file, and thereafter filed, with the SEC a registration statement covering a registered exchange offer by us for the senior notes and a shelf registration statement covering resales of senior notes by certain holders, including Avenue.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of significant amounts of our common stock, including shares of our outstanding common stock and shares of our common stock issued upon exercise of outstanding options and warrants, in the public market after this offering could adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through the sale of securities.

Upon the closing of this offering, we will have outstanding 36,880,879 shares of common stock, based upon the number of shares of common stock outstanding as of March 31, 2012. Of these shares, 23,033,551 shares of common stock, or 24,083,551 shares if the underwriters exercise their option to purchase additional shares in full, will be freely tradable without restriction under the Securities Act, unless purchased or held by affiliates of our company, as that term is defined in Rule 144 under the Securities Act. Immediately after the closing of this offering, certain directors, executive officers and stockholders of our Company, including the selling stockholders, will continue to own 13,847,328 shares of our common stock and these shares will be subject to the underwriters’ lock-up agreement, as described below.

Registration Rights

Pursuant to the terms of the Registration Rights Agreement, we have granted the selling stockholders registration rights. We have filed a shelf registration statement with the Securities and Exchange Commission that became effective on April 26, 2012 and includes 20,789,539 shares of our common stock for possible sale from time to time by the selling stockholders, including pursuant to this offering subject to the requirements of the selling stockholders lock-up agreement, discussed below. We will not receive any proceeds from the sale of common stock by the selling stockholders, but we may incur expenses in connection with the sale of those shares.

Options

In addition to the 36,880,879 shares of common stock outstanding as of March 31, 2012, there were outstanding options to purchase 3,198,248 shares of our common stock. We have filed registration statements on Form S-8 under the Securities Act covering 4,775,176 shares of our common stock reserved for issuance upon exercise of stock options outstanding under the MagnaChip Semiconductor LLC 2009 Common Unit Plan (the “2009 Plan”), available for future awards under the MagnaChip Semiconductor Corporation 2011 Equity Incentive Plan (the “2011 Plan”) and available for future purchase under the MagnaChip Semiconductor Corporation 2011 Employee Stock Purchase Plan (the “ESPP”). As of March 31, 2012 there were 3,198,248 shares of common stock, issuable upon exercise of stock options outstanding under the 2009 Plan at a weighted average exercise price of $7.18 per share and 1,471,854 shares of our common stock reserved for issuance pursuant to future grants under the 2011 Plan and the ESPP. Accordingly, shares of our common stock registered under such registration statement will be available for sale in the open market upon exercise by the holders, subject to vesting restrictions with us, contractual lock-up restrictions, our securities trading policy and/or market stand-off provisions applicable to each other agreement that prohibits the sale or other disposition of the shares of common stock underlying the options.

Warrants

In addition to the 36,880,879 shares of common stock outstanding as of March 31, 2012 there were outstanding warrants to purchase 1,875,028 shares of our common stock. The warrants were issued under Section 1145 of the U.S. Bankruptcy Code in connection with our reorganization proceedings and such warrants were deemed to have been issued, and shares of common stock issued upon exercise of such warrants will be deemed to be issued, in a public offering and may be resold as freely tradeable securities under Section 4(1) of the Securities Act, except for such warrants and shares of common stock issued upon exercise of such warrants held by our affiliates or holders deemed to be “underwriters,” as that term is defined in Section 1145(b) of the U.S. Bankruptcy Code, who may be subject to applicable resale limitations under Rule 144.

Rule 144

In general, Rule 144 allows a stockholder (or stockholders where shares of common stock are aggregated) who has beneficially owned shares of our common stock for at least six months to sell an unlimited number of shares of our common stock provided current public information about us is available and, after one year, an unlimited number of shares of our common stock without restriction. Our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of those shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately 368,809 shares immediately after this offering; or

•

the average weekly trading volume of the common stock on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the sale.

Sales under Rule 144 by our affiliates are subject to specific manner of sales provisions, notice requirements and the availability of current information about us. We cannot estimate the number of shares of common stock our existing stockholders will sell under Rule 144, as this will depend on the market price for our common stock, the personal circumstances of the stockholders and other factors.

In connection with this offering, we, our executive officers and directors and the selling stockholders have agreed to a 90-day lock-up with respect to shares of our common stock and other of our securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, without the prior written consent of Barclays Capital Inc. and Deutsche Bank Securities Inc. for a period of 90 days following the date of this prospectus, we and such persons may not, subject to certain exceptions, including without limitation, the ability of certain of our officers to sell up to 15% of their common stock, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock, or any options or warrants to purchase any shares of common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock, whether now owned or hereinafter acquired (including holding as a custodian) or with respect to which such person has beneficial ownership.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of shares of our common stock to a non-U.S. holder who purchases our common stock in this offering. For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of our common stock that for U.S. federal income tax purposes is neither a U.S. person nor a partnership or other pass-through entity, as discussed below. The term “U.S. person” means:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

If a partnership or other pass-through entity holds common stock, the tax treatment of a partner or member in the partnership or other entity will generally depend on the status of the partner or member and upon the activities of the partnership or other entity. Accordingly, we urge partnerships or other pass-through entities which hold shares of our common stock and partners or members in such partnerships or other entities to consult their tax advisors.

This discussion assumes that non-U.S. holders will hold shares of our common stock as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of a non-U.S. holder’s special tax status or special tax situations. Life insurance companies, U.S. expatriates, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, pension funds, controlled foreign corporations within the meaning of Section 957 of the Internal Revenue Code of 1986, as amended, or the Code, passive foreign investment companies within the meaning of Section 1297 of the Code, corporations that accumulate earnings to avoid U.S. federal income tax, and investors that hold shares of common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any non-income tax consequences or any income tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Code, Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Additionally, we have not sought any ruling from the Internal Revenue Service, or IRS, with respect to statements made and conclusions reached in this discussion, and there can be no assurance that the IRS will agree with these statements and conclusions. We urge each prospective purchaser to consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Distributions

As discussed above under “Dividend Policy,” we do not anticipate paying any cash dividends on our common stock in the foreseeable future. If, however, we do make distributions on our common stock, those distributions will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will first constitute a return of capital and will reduce a holder’s basis, but not below zero, and then will be treated as gain from the sale of shares and may be subject to U.S. federal income tax as described below.

Any distribution that is a dividend, as described above, paid to a non-U.S. holder of common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must timely provide us with an IRS Form W-8BEN (or applicable successor form) certifying qualification for the reduced rate.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder (and attributable to a non-U.S. holder’s permanent establishment in the United States if required by an applicable tax treaty) are exempt from this withholding tax. In order to obtain this exemption, a non-U.S. holder must provide us with an IRS Form W-8ECI properly certifying this exemption. Dividends that are so effectively connected (and, if required by an applicable tax treaty, attributable to a permanent establishment), although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of specified deductions and credits. In addition, such dividends received by a corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified in a tax treaty).

A non-U.S. holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld if an appropriate claim for refund is filed with the IRS.

Gain on Disposition of Shares of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized upon the sale or other disposition of shares of our common stock unless:

•	the gain is effectively connected with a U.S. trade or business of the non-U.S. holder (and attributable to a permanent establishment in the United States if required by an applicable tax treaty);

•

the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the date of disposition or the holder’s holding period for shares of our common stock. We believe that we are not currently, and we believe that we will not become, a “United States real property holding corporation” for U.S. federal income tax purposes. If we are or become a “United States real property holding corporation,” so long as our common stock is regularly traded on an established securities market, only a non-U.S. holder who, actually or constructively, holds or held (at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period) more than 5% of shares of our common stock will be subject to U.S. federal income tax on the disposition of shares of our common stock by reason of such status.

If the recipient is a non-U.S. holder described in the first bullet or third bullet above, the recipient will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

If the recipient is an individual non-U.S. holder described in the second bullet above, the recipient will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by certain U.S. source capital losses, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Payments of distributions or of proceeds on the disposition of shares made to a non-U.S. holder may be subject to information reporting and backup withholding at the then effective rate unless the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, information reporting and backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, so long as the required information is furnished to the IRS in a timely manner.

Legislation Relating to Foreign Accounts and Foreign Financial Institutions

Recent legislation imposes withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a non-financial foreign entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. As clarified by recently proposed regulations, the legislation would apply to dividends with respect to our common stock made after December 31, 2013 and for payments in respect of gross proceeds from sales or other dispositions after December 31, 2014. Prospective investors should consult their tax advisors regarding this legislation.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase from the selling stockholders the number of shares indicated in the following table. Barclays Capital Inc. and Deutsche Bank Securities Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Barclays Capital Inc.	2,415,000
Deutsche Bank Securities Inc.	2,415,000
UBS Securities LLC.	1,190,000
Citigroup Global Markets Inc.	700,000
ThinkEquity LLC.	280,000

Total	7,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised. If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,050,000 shares from the selling stockholders to cover such sales. They may exercise that option in whole or in part at any time, and from time to time, up to 30 days after the date of this prospectus supplement. If any shares are purchased pursuant to this option, the underwriters will severally purchase from certain selling stockholders shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,050,000 additional shares.

	No Exercise	Full Exercise
Per Share	$0.5415	$0.5415
Total	$3,790,500.00	$4,359,075.00

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.10 per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, our executive officers and directors and the selling stockholders have agreed with the underwriters, subject to certain exceptions, including without limitation, the ability of certain of our officers to sell up to 15% of their common stock, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock, or any options or warrants to purchase any shares of common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock, whether now owned or hereinafter acquired (including holding as a custodian) or with respect to which such person has beneficial ownership during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of the representatives.

Our common stock is listed on the NYSE under the symbol “MX.”

In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us and the selling stockholders in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

A prospectus in electronic format will be available on the websites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that make internet distributions on the same basis as other allocations.

We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $861,253.

The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for any such liabilities.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Company. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus supplement may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus supplement. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement and the accompanying prospectus are only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus supplement nor any other offering material relating to the shares described in this prospectus supplement has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.411-3, D.411-4, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-I-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (offre au public).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier and applicable regulations thereunder.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong); and any advertisement, invitation or document relating to the shares will be issued only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus supplement have not been registered under the Securities and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the common shares has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a) you confirm and warrant that you are either:

(i) a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii) a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii) a person associated with the company under section 708(12) of the Corporations Act; or

(iv) a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b) you warrant and agree that you will not offer any of the common shares for resale in Australia within 12 months of that common shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in Chile

The shares are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus supplement and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

LEGAL MATTERS

Jones Day, Palo Alto, will pass on the validity of the shares of common stock to be offered hereby. Certain matters will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2011 have been so incorporated in reliance on the reports of Samil PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing. The address of Samil PricewaterhouseCoopers is LS Yongsan Tower, 191 Hangangro 2ga, Yongsan-gu, Seoul 140-702, Korea. Samil PricewaterhouseCoopers is a member of the Korean Institute of Certified Public Accountants.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act, and in accordance therewith file reports, including annual and quarterly reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Further information on the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, such reports, proxy statements and other information may be accessed through the SEC Internet website located at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act for the registration under the Securities Act of the securities offered under this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not contain all the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is hereby made to the registration statement which contains further information with respect to our company and our securities. Statements herein concerning the provisions of documents filed as exhibits to the registration statement are necessarily summaries of such documents, and each such statement is qualified by reference to the copy of the applicable document filed with the SEC.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We incorporate by reference in this prospectus supplement the documents listed below, each of which should be considered an important part of this prospectus supplement.

•	Our Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 8, 2012; and

•

The description of our common stock, par value $0.01 per share, contained in our registration statement on Form S-1 (Registration No. 333-165467), originally filed with the SEC on March 15, 2010, as amended, which description is incorporated by reference into our Amendment No. 1 to our Form 8-A filed with the SEC on March 10, 2011 and any amendment or report filed for the purpose of further updating such description.

We also incorporate by reference each of the documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering of the common stock covered by this prospectus supplement terminates. We will not, however, incorporate by reference in this prospectus supplement any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of our Current Reports on Form 8-K after the date of this prospectus supplement unless, and except to the extent, specified in such Current Reports.

You may obtain, free of charge, a copy of any of our filings (other than exhibits to these documents, unless the exhibits are specifically incorporated by reference into these documents or referred to in this prospectus) by writing or calling us at the following address and telephone number: c/o MagnaChip Semiconductor, Inc., 20400 Stevens Creek Boulevard, Suite 370, Cupertino, CA 95014, Attention: Executive Vice President, General Counsel and Secretary; the telephone number at that address is 408-625-5999.

PROSPECTUS

MagnaChip Semiconductor Corporation

20,789,539 Shares of Common Stock Offered by

the Selling Stockholders

This prospectus relates to the offer and sale, from time to time, by the selling stockholders named herein, which collectively hold a majority of our outstanding shares of common stock, $0.01 par value per share, and are affiliated with directors of our company, of up to 20,233,578 already outstanding shares of our common stock and up to 555,961 shares of our common stock issuable upon exercise of outstanding warrants held by the selling stockholders to the extent that the selling stockholders exercise such warrants (collectively, the “Common Shares”). See “Selling Stockholders.”

We will not receive any of the proceeds from the sale of the Common Shares by the selling stockholders, but we will receive the net proceeds of any warrants exercised and will incur expenses in connection with the offering.

Our registration of the Common Shares covered by this prospectus does not mean that the selling stockholders will offer or sell any of the Common Shares. The selling stockholders may sell the Common Shares covered by this prospectus in a number of different ways, at varying prices, and it different times or in separate transactions. We provide more information about how the selling stockholders may sell the shares in the section entitled “Plan of Distribution” beginning on page 8.

Our common stock is traded on the New York Stock Exchange, or NYSE, under the symbol “MX.” On April 11, 2012, the last reported sale price of our common stock on the NYSE was $11.59 per share.

Investing in our common stock involves risks. See “Risk Factors” on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 26, 2012.

“MagnaChip” is a registered trademark of us and our subsidiaries and “MagnaChip Everywhere” is our registered service mark. An application for United States trademark registration of “MagnaChip Everywhere” is pending. All other product, service and company names mentioned in this prospectus are the service marks or trademarks of their respective owners.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the “SEC,” using a “shelf” registration process. Under this shelf process, the selling stockholders named under the heading “Selling Stockholders” in this prospectus may, from time to time, sell up to 20,789,539 shares of our common stock. Specific information about the terms of an offering will be, if required, included in a prospectus supplement relating to such offering of shares. The prospectus supplement may also add, update or change information included in this prospectus. You should read both this prospectus and any applicable prospectus supplement, together with additional information described below under the caption “Where You Can Find More Information.”

Neither we, the selling stockholders nor any underwriter has authorized anyone to provide information different from that contained in this prospectus and the documents incorporated by reference herein.

The information contained in this prospectus, in any prospectus supplement or in any document incorporated by reference is accurate only as of its date, regardless of the time of delivery of this prospectus or any sale of Common Shares.

This prospectus is not an offer to sell or solicitation of an offer to buy these Common Shares in any circumstances under which or jurisdiction in which the offer or solicitation is unlawful.

Unless the context otherwise indicates, the terms “we,” “us,” “our” and “MagnaChip” refer to MagnaChip Semiconductor Corporation and its consolidated subsidiaries. The term “Korea” refers to the Republic of Korea or South Korea. The phrase “this prospectus” refers to this prospectus and any applicable prospectus supplement, unless the context otherwise requires.

OUR COMPANY

General

We are a Korea-based designer and manufacturer of analog and mixed-signal semiconductor products for high-volume consumer applications. We believe we have one of the broadest and deepest analog and mixed-signal semiconductor technology platforms in the industry, supported by our 30-year operating history, large portfolio of approximately 2,975 registered novel patents and 425 pending novel patent applications, and extensive engineering and manufacturing process expertise. Our business is comprised of three key segments: Display Solutions, Power Solutions and Semiconductor Manufacturing Services. Our Display Solutions products include display drivers that cover a wide range of flat panel displays and mobile multimedia devices. Our Power Solutions products include discrete and integrated circuit solutions for power management in high-volume consumer applications. Our Semiconductor Manufacturing Services segment provides specialty analog and mixed-signal foundry services for fabless semiconductor companies that serve the consumer, computing and wireless end markets.

Corporate Information

MagnaChip Semiconductor LLC was first formed in Delaware as a limited liability company in November 2003, and was converted into MagnaChip Semiconductor Corporation, a Delaware corporation, in the corporate conversion in March 2011. Our principal executive offices are located at: c/o MagnaChip Semiconductor S.A., 74, rue de Merl, B.P. 709 L-2146 Luxembourg R.C.S., Luxembourg B-97483, and our telephone number is (352) 45-62-62. Our website address is www.magnachip.com. You should not consider the information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

RISK FACTORS

You should carefully consider the specific risks set forth under the caption “Risk Factors” in the applicable prospectus supplement and under the caption “Risk Factors” in any of our filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), incorporated by reference herein, before making an investment decision. For more information, see “Where You Can Find More Information.”

FORWARD-LOOKING STATEMENTS

This prospectus, any applicable prospectus supplement and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act that involve risks and uncertainties. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. All statements other than statements of historical facts included in this report that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements.

These forward-looking statements are largely based on our expectations and beliefs concerning future events, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Although we believe our estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this report are not guarantees of future performance, and we cannot assure any reader that those statements will be realized or the forward-looking events and circumstances will occur. There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss under the heading “Risk Factors” in this prospectus and in our most recent Annual Report on Form 10-K and any subsequently filed Quarterly Reports on Form 10-Q, which are incorporated by reference into this prospectus, as the same may be updated from time to time by our future filings under the Exchange Act.

You should read these risk factors and the other cautionary statements made in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein as being applicable to all related forward-looking statements wherever they appear in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein. We cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, if at all.

The forward-looking statements made in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except to the extent required by applicable securities law.

USE OF PROCEEDS

We will not receive any proceeds from the sale of Common Shares by the selling stockholders. All of the proceeds will go to the selling stockholders. Upon exercise of the warrants, the selling stockholders will pay us the exercise price of the warrants of $15.76 per share. If the warrants exerciseable for the Common Shares being registered held by the selling stockholders are completely exercised, we would receive a maximum of $8,761,945 as a result of such exercises. There is no assurance that any of the warrants will be exercised. If we receive any proceeds from the exercise of the warrants, we intend to use these proceeds for general working capital purposes. The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances, including stock splits, capital reorganizations, reclassifications, consolidations, combinations and mergers. The selling stockholders in this offering are funds affiliated with Avenue Capital Management II, L.P., collectively referred to herein as Avenue, which collectively beneficially owned approximately 55.5% of our outstanding common stock as of March 31, 2012, and are affiliated with directors of our company. See “Selling Stockholders.”

SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock held as of March 31, 2012 by the selling stockholders, the number of shares of common stock being offered hereby and information with respect to common stock to be beneficially owned by the selling stockholders assuming all the Common Shares registered hereunder are sold. The amounts and percentages of common stock beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic interest.

The percentages in the following table reflect the common stock beneficially owned by the selling stockholders as a percentage of the total number of shares of our common stock held and, to the extent applicable, issuable to the selling stockholders upon the exercise or conversion of any of our securities that are exercisable or convertible within 60 days of March 31, 2012. As of March 31, 2012, we had 36,880,879 shares of common stock outstanding.

The information set forth in the table below is based on information provided by or on behalf of the selling stockholders.

	Shares of Common Stock Beneficially Owned Prior to the Offering		Shares of Common Stock Offered Hereby	Shares of Common Stock Beneficially Owned After the Offering(1)
Name	Number	Percentage	Number	Number	Percentage
Avenue Special Situations Fund V, L.P.(2)(3)(4)	8,457,136	22.8%	8,457,136	—	—
Avenue Special Situations Fund IV, L.P. (2)(3)(5)	6,685,868	18.1%	6,685,868	—	—
Avenue International Master, L.P. (2)(3)(6)	3,372,721	9.1%	3,372,721	—	—
Avenue-CDP Global Opportunities Fund, L.P. (2)(3)(7)	1,149,367	3.1%	1,149,367	—	—
Avenue Investments L.P.(2)(3)(8)	1,124,447	3.0%	1,124,447	—	—

(1)	Assumes that the selling stockholders dispose of all the Common Shares covered by this prospectus and do not acquire beneficial ownership of any additional shares of common stock. The registration of these Common Shares does not necessarily mean that the selling stockholders will sell all or any portion of the Common Shares covered by this prospectus.
(2)	Affiliated with us as described in “Material Relationships.”
(3)	The following entities and persons are collectively referred to in this table as the “Avenue Capital Group”: (i) Avenue Investments, L.P. (“Avenue Investments”), (ii) Avenue International Master, L.P. (“Avenue International Master”), (iii) Avenue International, Ltd. (“Avenue International”), the sole limited partner of Avenue International Master, (iv) Avenue International Master GenPar, Ltd. (“Avenue International GenPar”), the general partner of Avenue International Master, (v) Avenue Partners, LLC (“Avenue Partners”), the general partner of Avenue Investments and the sole shareholder of Avenue International GenPar, (vi) Avenue-CDP Global Opportunities Fund, L.P. (“Avenue-CDP”), (vii) Avenue Global Opportunities Fund GenPar, LLC (“Avenue Global GenPar”), the general partner of Avenue-CDP, (viii) Avenue Special Situations Fund IV, L.P. (“Avenue Fund IV”), (ix) Avenue Capital Partners IV, LLC (“Avenue Capital IV”), the general partner of Avenue Fund IV, (x) GL Partners IV, LLC (“GL IV”), the managing member of Avenue Capital IV, (xi) Avenue Special Situations Fund V, L.P. (“Avenue Fund V”), (xii) Avenue Capital Partners V, LLC (“Avenue Capital V”), the general partner of Avenue Fund V, (xiii) GL Partners V, LLC (“GL V”), the managing member of Avenue Capital V, (xiv) Avenue Capital Management II, L.P. (“Avenue Capital Management”), the investment manager to Avenue Investments, Avenue International Master, Avenue-CDP, Avenue Fund IV and Avenue Fund V (collectively, the “Avenue Funds”), (xv) Avenue Capital Management II GenPar, LLC (“Avenue Capital Management GenPar”), the general partner of Avenue Capital Management, and (xvi) Marc Lasry, the managing member of Avenue International GenPar, Avenue Partners, Avenue Global GenPar, GL IV, GL V and Avenue Capital Management GenPar.

Prior to the offering, Avenue Capital Group beneficially owns 20,789,539 shares of common stock, which includes 555,961 shares of common stock the Avenue Capital Group may receive through the exercise of outstanding warrants.

The Avenue Funds have the sole power to vote and dispose of the common stock and warrants held by them. Avenue International, Avenue International GenPar, Avenue Partners, Avenue Global GenPar, Avenue Capital IV, GL IV, Avenue Capital V, GL V, Avenue Capital Management, Avenue Capital Management GenPar and Marc Lasry have the shared power to vote and dispose of the common stock and warrants held by the Avenue Funds, all of whom disclaim any beneficial ownership except to the extent of their respective pecuniary interest.

(4)	Prior to the offering, Avenue Fund V beneficially owns 8,457,136 shares of common stock, or 22.8%, which represents 8,184,421 shares of common stock and 272,715 shares of common stock issuable upon the exercise of warrants held by Avenue Fund V. The securities owned by Avenue Fund V may also be deemed to be beneficially owned by Avenue Capital V, its general partner; GL V, the managing member of Avenue Capital V; Avenue Capital Management, its investment manager; Avenue Capital Management GenPar, the general partner of Avenue Capital Management; and Mr. Lasry, the managing member of Avenue Capital Management GenPar and GL V; all of whom disclaim any beneficial ownership except to the extent of their respective pecuniary interest. For further information regarding Avenue Fund V, please see footnote (3).
(5)	Prior to the offering, Avenue Fund IV beneficially owns 6,685,868 shares of common stock, or 18.1%, which represents 6,526,958 shares of common stock and 158,910 shares of common stock issuable upon the exercise of warrants held by Avenue Fund IV. The securities owned by Avenue Fund IV may also be deemed to be beneficially owned by Avenue Capital IV, its general partner; GL IV, the managing member of Avenue Capital IV; Avenue Capital Management, its investment manager; Avenue Capital Management GenPar, the general partner of Avenue Capital Management; and Mr. Lasry, the managing member of Avenue Capital Management GenPar and GL IV; all of whom disclaim any beneficial ownership except to the extent of their respective pecuniary interest. For further information regarding Avenue Fund IV, please see footnote (3).

(6)	Prior to the offering, Avenue International Master beneficially owns 3,372,721 shares of common stock, or 9.1%, which represents 3,302,273 shares of common stock and 70,448 shares of common stock issuable upon the exercise of warrants held by Avenue International Master. The securities owned by Avenue International Master may also be deemed to be beneficially owned by Avenue International, its sole limited partner; Avenue International GenPar, its general partner; Avenue Partners, the sole shareholder of Avenue International GenPar; Avenue Capital Management, its investment manager; Avenue Capital Management GenPar, the general partner of Avenue Capital Management; and Mr. Lasry, the managing member of Avenue Capital Management GenPar, Avenue Partners and Avenue International GenPar; all of whom disclaim any beneficial ownership except to the extent of their respective pecuniary interest. For further information regarding Avenue International Master, please see footnote (3).
(7)	Prior to the offering, Avenue-CDP beneficially owns 1,149,367 shares of common stock, or 3.1%, which represents 1,119,052 shares of common stock and 30,315 shares of common stock issuable upon the exercise of warrants held by Avenue-CDP. The securities owned by Avenue-CDP may also be deemed to be beneficially owned by Avenue Global GenPar, its general partner; Avenue Capital Management, its investment manager; Avenue Capital Management GenPar, the general partner of Avenue Capital Management; and Mr. Lasry, the managing member of Avenue Capital Management GenPar and Avenue Global GenPar; all of whom disclaim any beneficial ownership except to the extent of their respective pecuniary interest. For further information regarding Avenue-CDP, please see footnote (3).
(8)	Prior to the offering, Avenue Investments beneficially owns 1,124,447 shares of common stock, or 3.0%, which represents 1,100,874 shares of common stock and 23,573 shares of common stock issuable upon the exercise of warrants held by Avenue Investments. The securities owned by Avenue Investments may also be deemed to be beneficially owned by Avenue Partners, its general partner; Avenue Capital Management, its investment manager; Avenue Capital Management GenPar, the general partner of Avenue Capital Management; and Mr. Lasry, the managing member of Avenue Capital Management GenPar and Avenue Partners; all of whom disclaim any beneficial ownership except to the extent of their respective pecuniary interest. For further information regarding Avenue Investments, please see footnote (3).

Material Relationships

As of March 31, 2012, Avenue beneficially owned approximately 20,789,539 shares of common stock, or 55.5% of our outstanding common stock. In addition, affiliates of Avenue currently have three employees, Messrs. Elkins, Klein and Mulhern, serving as members of our seven-member board of directors.

Issuance of Common Stock

Prior to the completion of the corporate conversion, all of our outstanding equity securities were issued in the form of units by MagnaChip Semiconductor LLC. The following paragraph discusses the number of shares of our common stock that were issued to Avenue in conversion of the units upon the completion of the corporate conversion.

In connection with our reorganization proceedings, Avenue received an aggregate of 1,043,544 shares of common stock and warrants to purchase up to an aggregate of 555,961 shares of common stock in exchange for the release of claims relating to outstanding indebtedness in an aggregate principal amount of approximately $322.6 million. Avenue also acquired 22,016,423 shares of common stock at $1.12 per share pursuant to a $35 million rights offering that we completed in November 2009 and an additional 3,750,000 shares of common stock for providing a backstop service in agreeing to purchase any unsubscribed units in the offering.

Registration Rights Agreement

On November 9, 2009, we entered into a registration rights agreement, which we refer to in this prospectus as the “Registration Rights Agreement,” with the holders of MagnaChip Semiconductor LLC’s common units issued in our reorganization proceedings, including Avenue, where we granted them registration rights with respect to our common stock.

Warrant Agreement

On November 9, 2009, we entered into a warrant agreement with American Stock Transfer & Trust Company, LLC, which we refer to in this prospectus as the “Warrant Agreement,” whereby we issued warrants to purchase an aggregate of 1,875,017 shares of common stock pursuant to the reorganization proceedings to certain former creditors, which included Avenue.

Senior Debt

In April 2010, we sold $250 million of our senior notes to repay our senior secured credit facility. Avenue, our majority stockholder and affiliates, purchased $35 million in principal amount of our senior notes. Avenue is also affiliated with our directors Messrs. Elkins, Klein and Mulhern. On May 16, 2011, two of our wholly-owned subsidiaries, MagnaChip Semiconductor S.A. and MagnaChip Semiconductor Finance Company, repurchased $35 million of the senior notes from Avenue, at a price of $1,090 per $1,000 principal amount of senior notes. We paid Avenue $2.2 million in interest for the year ended December 31, 2011.

Notes Registration Rights Agreement

In connection with the original issuance and sale of the senior notes, we entered into an exchange and registration rights agreement, dated as of April 9, 2010, with the initial purchasers of the senior notes pursuant to which we agreed to file, and thereafter filed, with the SEC a registration statement covering a registered exchange offer by us for the senior notes and a shelf registration statement covering resales of senior notes by certain holders, including Avenue.

PLAN OF DISTRIBUTION

We are registering 20,789,539 Common Shares for possible sale by the selling stockholders. Unless the context otherwise requires, as used in this prospectus, “selling stockholders” includes the selling stockholders named in the table above and donees, pledgees, transferees or other successors-in-interest selling Common Shares received from the selling stockholders as a gift, pledge, partnership distribution or other transfer after the date of this prospectus.

The selling stockholders may offer and sell all or a portion of the Common Shares covered by this prospectus from time to time, in one or more or any combination of the following transactions:

•	in underwritten transactions;

•	on the NYSE, in the over-the-counter market or on any other national securities exchange on which our shares are then listed or traded;

•	in privately negotiated transactions;

•	in a block trade in which a broker-dealer will attempt to sell the offered shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus;

•	in ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

•	through the writing of options (including put or call options), whether the options are listed on an options exchange or otherwise.

The selling stockholders may sell the Common Shares at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the Common Shares from time to time will be determined by the selling stockholders and, at the time of the determination, may be higher or lower than the market price of our common stock on NYSE or any other exchange or market.

The Common Shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The selling stockholders may also enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers of other financial institutions may engage in short sales of our Common Shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of Common Shares offered by this prospectus, which Common Shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from purchasers of the offered Common Shares for whom they may act as agents. In addition, underwriters may sell the Common Shares to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The selling stockholders and any underwriters, dealers or agents participating in a distribution of the Common Shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the Common Shares by the selling stockholders and any commissions received by broker-dealers may be deemed to be underwriting commissions under the Securities Act.

The selling stockholders may agree to indemnify an underwriter, broker-dealer or agent against certain liabilities related to the selling of the Common Shares, including liabilities arising under the Securities Act. Under the Registration Rights Agreement, we have agreed to indemnify the selling stockholders against certain liabilities related to the sale of the Common Shares, including certain liabilities arising under the Securities Act. Under the Registration Rights Agreement, we have also agreed to pay the costs, expenses and fees of registering the Common Shares, including the fees, charges and disbursements of one firm of counsel to the selling stockholders; however, the selling stockholders will pay any underwriting fees, discounts, selling commissions and stock transfer taxes relating to the registration and sale of the Common Shares in any underwritten offering.

Upon our notification by the selling stockholders that any material arrangement has been entered into with an underwriter or broker-dealer for the sale of Common Shares through a block trade, special offering, exchange distribution, secondary distribution or a purchase by an underwriter or broker-dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing certain material information, including:

•	the name of the selling stockholders;

•	the number of Common Shares being offered;

•	the terms of the offering;

•	the names of the participating underwriters, broker-dealers or agents;

•

any fees, discounts, selling commissions or other compensation paid to underwriters or broker-dealers and any fees, discounts, selling commissions or concessions allowed or reallowed or paid by any underwriters to dealers;

•	the public offering price; and

•	other material terms of the offering.

In addition, upon being notified by the selling stockholders that a donee, pledgee, transferee, other successor-in-interest intends to sell more than 500 Common Shares, we will, to the extent required, promptly file a supplement to this prospectus to name specifically such person as a selling stockholder.

The selling stockholders are subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the Common Shares offered in this prospectus by the selling stockholders. The anti-manipulation rules under the Exchange Act may apply to sales of the Common Shares in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the Common Shares to engage in market-making activities for the particular securities being distributed for a period of up to five business days before the distribution. The restrictions may affect the marketability of the Common Shares and the ability of any person or entity to engage in market-making activities for the Common Shares.

In compliance with the guidelines of the Financial Industry Regulatory Authority (“FINRA”), the aggregate maximum discount, commission, agency fees, or other items constituting underwriting compensation to be received by any FINRA member or independent broker dealer will not exceed 8% of any offering pursuant to this prospectus and any applicable prospectus supplement.

To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution. Instead of selling the Common Shares under this prospectus, the selling stockholders may sell the Common Shares in compliance with the provisions of Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements of the Securities Act.

DESCRIPTION OF COMMON STOCK

The following description of the material terms of our capital stock does not purport to be complete and is qualified in its entirety by reference to our certificate of incorporation and bylaws, which documents are incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and the applicable provisions of the Delaware General Corporation Law (DGCL).

Our authorized common stock consists of 150,000,000 shares. As of March 31, 2012, there were 36,880,879 shares of common stock outstanding. We also had outstanding options to purchase 3,198,248 shares of common stock at a weighted average exercise price of $7.18 per share. As of March 31, 2012, we have reserved an aggregate of 1,471,854 shares of common stock for issuance to our and our subsidiaries’ current and future directors, employees and consultants pursuant to our 2011 Equity Incentive Plan and our 2011 Employee Stock Purchase Plan. MagnaChip Semiconductor LLC issued warrants to purchase an aggregate of 1,875,017 shares of common stock (after giving effect to the corporate conversion) pursuant to the reorganization proceedings, which are subject to the Warrant Agreement. At March 31, 2012, 1,875,028 shares of common stock were subject to outstanding warrants and no shares of common stock had been purchased in connection with the exercise of such previously issued warrants.

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Except as required by law or our certificate of incorporation and bylaws, the vote of a majority of the shares represented in person or by proxy at any meeting at which a quorum is present will be sufficient for the transaction of any business at a meeting. Subject to preferences held by, or that may be granted to, any outstanding shares of preferred stock, holders of our common stock will be entitled to receive ratably those dividends as may be declared by our board of directors out of funds legally available for such distributions, as well as any other distributions made to our stockholders. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and any liquidation preferences granted to the holders of outstanding shares of preferred stock. Holders of our common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock. All shares of our common stock that are outstanding at are fully paid and non-assessable.

Registration Rights

Pursuant to the Registration Rights Agreement, certain parties thereto, including the selling stockholders, have certain rights with respect to the registration of their shares of our common stock under the Securities Act, including shares of common stock issuable upon exercise of warrants to purchase our common stock.

Demand Registration Rights. Commencing 90 days following the completion of a firm commitment underwritten public offering of our securities pursuant to an effective registration statement filed by us under the Securities Act resulting in gross proceeds of at least $75.0 million to us, any holder who is a party to the Registration Rights Agreement who holds registrable securities has the right to demand that we file a registration statement covering the resale of its common stock, provided that a minimum of 20% of the common stock covered by the Registration Rights Agreement is included in such request, subject to a maximum of four such demands in the aggregate for all holders and to other specified exceptions. After we become eligible for the use of SEC Form S-3, any holder who is a party to the Registration Rights Agreement who holds registrable securities has the right to demand that we file with the SEC a registration statement under SEC Form S-3 or any similar short-form registration statement covering the shares of common stock held by these stockholders to be offered to the public, subject to specified exceptions. At the request of the holders, a demand registration may be a shelf registration pursuant to Rule 415 of the Securities Act.

The underwriters of any such offerings will have the right to limit the number of shares to be offered except that if a limit is imposed, then only shares held by holders who are parties to the Registration Rights Agreement will be included in such offering and the number of shares to be included in such offering will be allocated pro rata among those same parties. In any event, we will not include any securities of any other person (including us) in any demand registration statement without the prior written consent of the holders of a majority of the shares of common stock covered by such demand registration statement.

In no event will we be required to effect more than one demand registration under the Registration Rights Agreement within any three-month period (or within a given one-month period, in the case of any registration under Form S-3 or any similar short-form registration statement), and we will not be obligated to effect any demand registration unless the aggregate gross proceeds to be received from the sale of common stock equals or exceeds $10.0 million (or $1.0 million, in the case of any registration under Form S-3 or any similar short-form registration statement).

Piggyback Registration Rights. If we register any equity securities for our own account for public sale, stockholders with registration rights will, with specified exceptions, have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of such shares to be included in the registration statement if the inclusion of all common stock of the holders who are a party to the Registration Rights Agreement proposed to be included in such offering would materially and adversely interfere with the successful marketing of our securities. Priority of inclusion in the registration shall be given first to us, second to stockholders with registration rights, pro rata on the basis of the relative number of securities requested to be registered by such stockholder, and third to any other participating person on such basis as we determine.

Expenses of Registration. Other than underwriting fees, discounts, commissions, stock transfer taxes and fees and disbursements of legal counsel to participating holders (excluding the fees of one firm of legal counsel to all of the participating holders participating in an underwritten public offering), we will pay all expenses relating to demand registrations and all expenses relating to piggyback registrations.

Indemnification and Contribution. The Registration Rights Agreement contains indemnification and contribution arrangements between us and stockholders who are a party to the Registration Rights Agreement with respect to each registration statement.

Anti-takeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws

The provisions of Delaware law, our certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Delaware Law. We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, those provisions prohibit a public Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after the date the business combination is approved by the board of directors and authorized at a meeting of stockholders, and not by written consent, by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any such entity or person.

A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of, and do not currently intend to opt out of, this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Charter and Bylaws. Our certificate of incorporation and bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless such takeover or change in control is approved by the board of directors, including:

•	Authorized but Unissued Preferred Stock. Our board of directors is authorized to issue, without stockholder approval, preferred stock with such terms as the board of directors may determine.

•

Calling Special Stockholder Meetings. Our bylaws provide that special meetings of our stockholders may be called only pursuant to the request of our board of directors, by the chairman of our board of directors, by our chief executive officer or by the holders of at least 25% of the voting power of all then outstanding shares of our common stock. In addition, stockholders may not fill vacancies on the board of directors and may not act by written consent.

•

Advanced Notice Procedures. Stockholders must timely provide advance notice, with specific requirements as to form and content, of nominations of directors or the proposal of business to be voted on at an annual meeting.

•

Classified Board of Directors. Our bylaws provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. Our board is classified, with two directors in Class I, two directors in Class II and three directors in Class III. The members of each class will serve for a term expiring at the third succeeding annual meeting of stockholders. As a result, approximately one-third of our board will be elected each year. A replacement director shall serve in the same class as the former director he or she is replacing. The classification of our board will have the effect of making it more difficult for stockholders to change the composition of our board.

•

Other Board of Director Requirements. Our authorized number of directors may be changed only by resolution of the board of directors and all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum. In addition, directors may only be removed for cause and then only by a vote of holders of a majority of the shares entitled to vote at an election of directors.

•

Conflicts of Interest. Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our certificate of incorporation renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities. Our certificate of incorporation provides that none of our non-employee directors, non-employee 5% or greater stockholders or their affiliates will have any duty to refrain from engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage. In addition, in the event that any such director, stockholder or affiliate acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us and may take any such opportunity for themselves or offer it to another person or entity. Our certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a director solely in his or her capacity as our director.

•

Director and Officer Indemnification. We will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

•

Supermajority Voting Requirements. The affirmative vote of the holders of at least 66 2/3% in voting power of all shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, is required in order for our stockholders to alter, amend or repeal the provisions of our bylaws or amend or repeal of certain provisions of our certificate of incorporation including the following:

•	classified board (the election and term of our directors);

•	the resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	filling vacancies on our board and newly created directorships;

•	the advance notice requirements for stockholder proposals and director nominations; and

•	indemnification provisions.

In addition, our certificate of incorporation grants our board the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except to the extent such exemption from liability is not permitted by the DGCL.

Our certificate of incorporation and bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly obligated to advance certain expenses (including attorneys’ fees and disbursements and court costs) and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Listing

Our common stock is listing on the NYSE under the symbol “MX.”

Transfer Agent and Registrar; Warrant Agent

The transfer agent and registrar for our common stock and the warrant agent for our warrants is American Stock Transfer & Trust Company, LLC and its telephone number is (800)  937-5449.

LEGAL MATTERS

Jones Day, Palo Alto, has issued an opinion with respect to the validity of the Common Shares to be offered by this prospectus. If counsel for any underwriters passes on legal matters in connection with an offering of the Common Shares described in this prospectus, we will name that counsel in the prospectus supplement relating to that offering.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2011 have been so incorporated in reliance on the reports of Samil PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing. The address of Samil PricewaterhouseCoopers is LS Yongsan Tower, 191 Hangangro 2ga, Yongsan-gu, Seoul 140-702, Korea. Samil PricewaterhouseCoopers is a member of the Korean Institute of Certified Public Accountants.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act, and in accordance therewith file reports, including annual and quarterly reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Further information on the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, such reports, proxy statements and other information may be accessed through the SEC Internet website located at http://www.sec.gov.

This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act for the registration under the Securities Act of the securities offered hereby. This prospectus does not contain all the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is hereby made to the registration statement which contains further information with respect to our company and our securities. Statements herein concerning the provisions of documents filed as exhibits to the registration statement are necessarily summaries of such documents, and each such statement is qualified by reference to the copy of the applicable document filed with the SEC.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We incorporate by reference in this prospectus the documents listed below, each of which should be considered an important part of this prospectus.

•	Our Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 8, 2012;

•

The description of our common stock, par value $0.01 per share, contained in our registration statement on Form S-1 (Registration No. 333-165467), originally filed with the SEC on March 15, 2010, as amended, which description is incorporated by reference into our Amendment No. 1 to our Form 8-A filed with the SEC on March 10, 2011 and any amendment or report filed for the purpose of further updating such description.

•

All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of these documents that are either (1) described in paragraph (e) of Item 201 of Regulation S-K or paragraphs (d)(1) (3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K), after the date of the initial registration statement of which this prospectus is a part but prior to the effectiveness of the registration statement and between the date of this prospectus and the termination of the offering, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this registration statement shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained in this registration statement, or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this registration statement, modifies or supersedes such prior statement. Any statement contained in this registration statement shall be deemed to be modified or superseded to the extent that a statement contained in a subsequently filed document that is or is deemed to be incorporated by reference in this registration statement modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

You may obtain, free of charge, a copy of any of our filings (other than exhibits to these documents, unless the exhibits are specifically incorporated by reference into these documents or referred to in this prospectus) by writing or calling us at the following address and telephone number: c/o MagnaChip Semiconductor, Inc., 20400 Stevens Creek Boulevard, Suite 370, Cupertino, CA 95014, Attention: Executive Vice President, General Counsel and Secretary; the telephone number at that address is 408-625-5999.

7,000,000 Shares

MagnaChip Semiconductor Corporation

Common Stock

PROSPECTUS SUPPLEMENT

Barclays	Deutsche Bank Securities	UBS Investment Bank

Citigroup	ThinkEquity LLC